Exhibit 99.2

TELUS Corporation

Management’s discussion and analysis

2015

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include statements relating to annual targets, outlook, updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. Our general outlook and assumptions for 2016 are presented in Section 9 General trends, outlook and assumptions in this Management’s discussion and analysis (MD&A).

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on average revenue per subscriber unit per month (ARPU) and churn for all services; mergers and acquisitions of industry competitors, including the integration of cable-TV and wireless companies; the potential entry of new competitors; competition from global players for international roaming services; our ability to continue to retain customers through an enhanced customer service experience; pressures on wireless ARPU and churn from market conditions and government actions, customer usage patterns, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, moderating growth in postpaid market penetration and increasing availability of Wi-Fi networks for data; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; competition for wireless spectrum; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services, and impact revenue.

•                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre-to-the-premises (FTTP) and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and those suppliers’ ability to maintain and service their product lines; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of long-term evolution (LTE) wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems, including the Internet of Things (IoT) services for Internet-connected devices; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success of new products and services to be rolled out on such networks; availability of resources and ability to build out adequate broadband capacity; network reliability and change management (including migration risks related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; and success of upgrades and evolution of TELUS TV technology, which depend on third-party suppliers.

•                  Regulatory decisions and developments including: potential of government intervention to further increase wireless competition; the Canadian Radio-television and Telecommunications Commission (CRTC) wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC’s wireline wholesale services review, which concluded that wholesale competitors shall receive regulated access to FTTP facilities owned by incumbent Internet service providers; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including higher minimum Internet access speeds; the CRTC’s new code of conduct for TV services; vertical integration by competitors moving into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the CRTC’s mandatory national Wireless Code (the Code) in effect since December 2, 2013, and pressures on retention costs and other operational challenges resulting from the retroactive application of the Code, which led to two-year and three-year customer contracts ending coterminously starting in June 2015.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic developments outside of Canada; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spend (reducing investments and cost structure); pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our ongoing deployment of wireless LTE and future technologies; utilizing newly acquired spectrum; our wireline broadband initiatives, including connecting more homes and businesses directly to fibre; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by the Department of Innovation, Science and Economic Development. Our capital expenditure levels could be impacted by the achievement of our targeted operational and financial results.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA), including the initiative announced in November 2015; business integrations; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional cost reduction initiatives may be needed if we do not achieve our targeted operational and financial results.

•                  Financing and debt requirements including our ability to carry out financing activities and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program of circa 10% per annum through 2016 and our ability to sustain and complete our multi-year share purchase program through 2016. These programs may be affected by factors such as regulatory decisions and developments, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, the competitive environment and economic performance in Canada. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board), based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016 and/or renewed thereafter.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; the future outcome of collective bargaining for an agreement with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which expired at the end of 2015; and the level of employee engagement.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: our ability to defend successfully against investigations, claims and lawsuits, including class actions pending against us and possible class actions based on consumer claims, data or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realize expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in this MD&A is incorporated by reference in this cautionary statement.

Management’s discussion and analysis

February 11, 2016

Contents

Section		Page	Subsection
1.	Introduction	5 5 6 11	1.1 Preparation of the MD&A 1.2 Who we are 1.3 Highlights of 2015 1.4 Performance scorecard (key performance measures)

2.	Core business and strategy	13	2.1 Core business
		13	2.2 Strategic imperatives

3.	Corporate priorities	17

4.	Capabilities	20 22 23 24

4.1 Principal markets addressed and competition

4.2 Operational resources

4.3 Liquidity and capital resources

4.4 Disclosure controls and procedures and changes in internal control over financial reporting

5.	Discussion of operations	25 26	5.1 Selected annual information 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap
		29	5.3 Consolidated operations
		33	5.4 Wireless segment
		35	5.5 Wireline segment

6.	Changes in financial position	38

7.	Liquidity and capital resources	39 40 40 41 43 44 45 45 45 50 50

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	50 55	8.1 Critical accounting estimates 8.2 Accounting policy developments

9.	General trends, outlook and assumptions	57

10.	Risks and risk management	62 63 66 70 76 76 79 80 81 84 85 87

10.1 Overview

10.2 Competition

10.3 Technology

10.4 Regulatory matters

10.5 Human resources

10.6 Process risks

10.7 Financing and debt requirements

10.8 Taxation matters

10.9 Litigation and legal matters

10.10 Health, safety and environment

10.11 Human-caused and natural threats

10.12 Economic growth and fluctuations

11.	Definitions and reconciliations	88 91	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the year ended December 31, 2015, and should be read together with TELUS’ December 31, 2015 audited Consolidated financial statements (subsequently referred to as the Consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Consolidated financial statements comply with IFRS-IASB and Canadian GAAP. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. The MD&A and the Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by the Board of Directors for issuance on February 11, 2016.

1.2 Who we are

TELUS is one of Canada’s largest telecommunications companies, with $12.5 billion of annual revenues and 12.5 million customer connections, including 8.5 million wireless subscribers, 1.6 million Internet subscribers, 1.5 million wireline residential network access lines (NALs) and 1.0 million TELUS TV customers. We no longer include business NALs in our reported subscriber base (see Section 5.5). We employ approximately 47,640 employees, including 26,960 in Canada. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $440 million to charitable and not-for-profit organizations and volunteered 6.8 million hours of service to local communities since 2000. We were named to the Dow Jones Sustainability North America Index (the Index) in 2015, for the 15th consecutive year. The Index ranks the performance of the world’s sustainability leaders based on a comprehensive assessment of long-term economic, environmental and social criteria. We are the only Canadian telecommunications company and one of two telecommunications companies in North America to be named to the Index.

Our strategic intent, culture and significant accomplishments

Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our culture is anchored in our TELUS leadership values and customers first commitments, both of which were developed collaboratively by team members to guide our actions and interactions with our customers and with each other. In 2015, we delivered an outstanding customer experience, evidenced by the lowest blended wireless churn rate we have recorded since we became a national carrier 15 years ago. In addition, we had the lowest postpaid customer churn rate among wireless carriers in 2015,  on a national basis. In 2015, we also had the most rapidly growing wireline business in Canada, with strong EBITDA — excluding restructuring and other costs growth and margin expansion. In December 2015, the office of the Commissioner for Complaints for Telecommunications Services (CCTS) issued its annual report. For the fourth consecutive year, our approach to customer service resulted in a substantial decline in the number of complaints submitted to the CCTS — 29% fewer than in the previous year. Despite a substantial increase in the number of new customers added to both our wireless and wireline services, TELUS once again was the subject of the fewest complaints of any of the major national carriers and as compared to certain new entrants.

The environment in which we operate

Economic growth

We estimate that the rate of economic growth in Canada was 1.1% in 2015 and our assumption for 2016 is approximately 1.7%, both of which are based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in British Columbia was 2.3% in 2015 and will be in the range of 2.0% to 2.5% in 2016, and that economic growth (contraction) in Alberta was approximately (1.0)% in 2015 and will be in the range of 0.5% to 1.0% in 2016, in part due to low oil prices. The Bank of Canada’s January 2016 Monetary Policy Report estimated economic growth in Canada was 1.2% in 2015, and the Bank expects the economy to gradually strengthen with estimates of economic growth of 1.4% in 2016 and 2.5% in 2017. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 7.1% for December 2015 (7.1% reported for September 2015 and 6.6% reported for December 2014).

Canadian telecommunications industry growth

We estimate that growth in industry revenues (including TV revenue and excluding media revenue) was approximately 2% in 2015 (2% in 2014). We estimate Canadian wireless industry revenue and EBITDA growth in 2015 was approximately 7% and approximately 5%, respectively (both approximately 5% in 2014), while the Canadian wireline industry continued to experience low revenue growth and flat or declining EBITDA. (See Section 9 General trends, outlook and assumptions.)

Regulatory developments

There were numerous regulatory developments in 2015 and early 2016, which are described in Section 10.4 Regulatory matters. Following the federal election in Canada in October 2015, the new government announced that the responsibilities of the former Industry Canada would fall under the new Department of Innovation, Science and Economic Development.

1.3 Highlights of 2015

Leadership changes

On August 10, 2015, we announced leadership changes following an extensive review by our Board of Directors (Board), which included the resignation of Joe Natale as President and Chief Executive Officer (CEO) and as a member of the Board, with Darren Entwistle resuming the role of President and CEO and Dick Auchinleck being named independent Chair of the Board. Darren and Dick have both agreed to serve in these capacities on a long-term basis.

Wireless spectrum auctions (AWS-3, 2500 MHz, and residual 700 MHz and AWS-3 bands)

During 2015, we successfully acquired 21 AWS-3 wireless spectrum licences in the Department of Innovation, Science and Economic Development’s (formerly Industry Canada) AWS-3 wireless spectrum auction and a residual spectrum licences auction, as well as 122 wireless licences in the Department of Innovation, Science and Economic Development’s 2500 MHz wireless spectrum auction. In aggregate, these licences cost approximately $2 billion and increased our national spectrum holdings by approximately 57 MHz to approximately 151 MHz.

Fibre-optic network investments of $1 billion in both Edmonton and Vancouver

During the second and third quarters of 2015, we announced $1 billion fibre-optic investments in each of the cities of Edmonton and Vancouver over the next several years. These investments are part of our broader fibre-optic strategy to bring our network of the future to communities across British Columbia, Alberta and Eastern Quebec. The fibre-optic network will create the foundation for access to future solutions like the connected home, smart cities, Internet of Things (IoT) services and our health applications, and will form the backbone of our wireless network. In addition, a more extensive deployment of fibre-optic networks is expected to help reduce the costs of providing service over time.

Returning significant cash to our shareholders through our share purchase program and dividends

We returned approximately $628 million to our shareholders in 2015 under our normal course issuer bid (NCIB) program. We also increased our dividend per share by 11% to $1.68 from $1.52 in 2014, in alignment with our announced intention of sustained dividend growth of circa 10% per annum through 2016. For additional information on our multi-year share purchase program and dividend growth program, see Section 4.3. Also, see Caution regarding forward-looking statements — Ability to sustain our dividend growth program of circa 10% per annum through 2016 and our ability to sustain and complete our multi-year share purchase program through 2016.

Closing of debt offerings

On March 27 and December 8, 2015, we closed debt offerings of $1.75 billion and $1.0 billion, respectively, to enable us to continue investing in future sustainable growth. We used the proceeds of the March 27 offering to fund our wireless spectrum licence purchases in the AWS-3 spectrum auction and to repay indebtedness drawn from our credit facility, as well as for general corporate purposes. The net proceeds from the December 8 offering were used to repay approximately $956 million of outstanding commercial paper, and will be used to repay, on maturity, a portion of the $600 million principal amount outstanding on the Company’s Series CI Notes due May 25, 2016, and the balance to be used for general corporate purposes. These debt issues contributed to an increase in our average term to maturity of long-term debt (excluding commercial paper) to 11.1 years at December 31, 2015, from 10.9 years at the end of 2014, and a decrease in our weighted average cost of long-term debt to 4.32% at December 31, 2015, from 4.72% at the end of 2014. These debt issues also contributed to an increase in our Net debt to EBITDA — excluding restructuring and other costs to 2.66 times at December 31, 2015, from 2.19 times at the end of 2014. (See Section 7.4 Cash provided by financing activities.)

Increase in our 2015 restructuring charge

In the second quarter of 2015, we revised our assumption for Restructuring and other costs to $125 million from our original assumption of $75 million to support ongoing operational efficiency initiatives. In November 2015, we increased our estimated 2015 restructuring charge from approximately $125 million to approximately $250 million (actual result $226 million), related to ongoing and incremental operational efficiencies, including a net reduction of approximately 1,500 full-time positions over several quarters. This efficiency initiative is expected to generate annual recurring savings of between $100 million and $125 million without affecting customer service or our significant infrastructure investments.

Consolidated highlights

Years ended December 31 ($ millions, unless noted otherwise)	2015	2014	Change
Consolidated statements of income
Operating revenues	12,502	12,002	4.2%
Operating income	2,353	2,382	(1.2)%
Income before income taxes	1,906	1,926	(1.0)%
Net income	1,382	1,425	(3.0)%

Earnings per share (EPS) ($)
Basic EPS	2.29	2.31	(0.9)%
Adjusted basic EPS [1]	2.58	2.41	6.8%
Diluted EPS	2.29	2.31	(0.9)%
Dividends declared per Common Share ($)	1.68	1.52	10.5%

Basic weighted-average Common Shares outstanding (millions)	603	616	(2.1)%
Consolidated statements of cash flows
Cash provided by operating activities	3,542	3,407	4.0%

Cash used by investing activities	(4,477)	(3,668)	(22.1)%
Capital expenditures (excluding spectrum licences and non-monetary transactions) [2]	(2,577)	(2,359)	(9.2)%

Cash provided (used) by financing activities	1,098	(15)	n/m
Other highlights
Subscriber connections [3] (thousands)	12,495	12,228	2.2%
EBITDA [1]	4,262	4,216	1.1%
Restructuring and other costs included in EBITDA [1]	226	75	n/m
EBITDA — excluding restructuring and other costs [1]	4,488	4,291	4.6%
EBITDA margin — excluding restructuring and other costs [1,4] (%)	35.9	35.8	0.1	pts.
Free cash flow [1]	1,078	1,057	2.0%
Net debt to EBITDA — excluding restructuring and other costs [1] (times)	2.66	2.19	0.47

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         Non-GAAP and other financial measures. See Section 11.1.

(2)         Capital expenditures (excluding spectrum licences and non-monetary transactions) include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, on the Consolidated statements of cash flows.

(3)         The sum of active wireless subscribers, residential NALs, high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers) measured at the end of the respective periods based on information in billing and other systems. Effective January 1, 2014, subscriber connections have been restated to exclude 25,000 dial-up Internet subscribers and include 222,000 Public Mobile prepaid subscribers in the opening subscriber balances. TELUS acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, in November 2013. Effective December 31, 2015, business NALs has been removed from the reported subscriber base due to its diminishing relevance as a key performance indicator (for example, the impact of migrations from voice lines to IP services has led to business NAL losses without a similar decline in revenue). Accordingly, December 31, 2014 has been retrospectively adjusted to exclude 1,613,000 business NALs in the reported subscriber balances. As of December 31, 2015, the business NAL subscriber base was 1,586,000 and business NAL losses were 27,000 in 2015, as compared to business NAL gains of 2,000 in 2014. Total subscriber connections, if business NALs were included, would have been 14,081,000 in 2015, or an increase of 1.7% from 2014.

(4)         EBITDA — excluding restructuring and other costs, as a percentage of operating revenues.

Operating highlights

•                  Consolidated operating revenues increased by $500 million or 4.2% in 2015, as a result of growth in wireless network revenue, wireless equipment revenue and wireline data revenue, partially offset by declines in legacy wireline voice and other wireline service and equipment revenues.

Wireless network revenue increased by $290 million or 4.8% in 2015 as a result of $438 million or 15% higher wireless data revenue partly offset by $148 million or a 4.9% decline in wireless voice revenue. The growth in wireless data revenue was mainly due to growth in the wireless subscriber base, an increased but moderating proportion of higher-rate two-year plans in the revenue mix, a growing proportion of postpaid subscribers in our customer base, and increases in data roaming and chargeable data usage, partly offset by the impacts of the economic slowdown, particularly in Alberta. The decline in wireless voice revenue was primarily from increased adoption of unlimited nationwide voice plans and a continued but moderating substitution of voice to data services. Wireless equipment and other revenues increased by $56 million or 9.7% in 2015 as a result of increased retention volumes, in part from the simultaneous expiration of two-year and three-year contracts starting in June 2015, and higher-priced smartphones in the sales mix, partially offset by lower gross additions and lower Black’s Photography revenue due to the closure of stores in August 2015.

Wireless blended average revenue per subscriber unit per month (ARPU) was $63.45, up $1.20 or 1.9% from 2014. The increase was driven by the effects of higher-rate two-year plans, a more favourable postpaid subscriber mix, and growth in data roaming and data usage, partly offset by a decline in voice revenue, elimination of charges for paper bills and the impact of the economic slowdown, particularly in Alberta. Growth in chargeable data usage slowed during the year as a result of increased data allotments in Your Choice™ plans commencing in June 2015, customer reactions to increased frequency of real-time data usage notifications as part of our customers first initiatives, and the launch of our US Easy Roam™ service in July 2015 for customers travelling in the United States. These data usage initiatives are aligned with our priority of putting customers first, and consequently are expected to drive margin accretion through higher customer satisfaction. Postpaid subscribers represented 86.9% of the total subscriber base at December 31, 2015, compared to 85.8% at December 31, 2014.

Wireline data revenue increased by $300 million or 8.6% in 2015, due to revenue growth in Internet and enhanced data services from a larger subscriber base and higher revenue per customer primarily from upgrades to faster Internet speeds and larger usage rate Internet plans, the introduction of usage-based billing and certain rate increases in late 2014. Wireline data revenue also increased due to growth in business process outsourcing services, growth in TELUS TV services from a larger subscriber base and increased TELUS Health services revenue, net of lower wireline data equipment sales. The increase in wireline data revenue was partly offset by ongoing declines in legacy wireline voice services, other wireline services and equipment revenues, and other operating income of $146 million or 7.5% in 2015, as well as the impact of the economic slowdown, continued competitive pressures and product substitution.

•                  During the year ended December 31, 2015, our subscriber connections increased by 267,000. This growth reflects a 2.1% increase in wireless subscribers, a 9.7% growth in TELUS TV subscribers and a 6.2% increase in high-speed Internet subscribers, partly offset by a 5.7% decline in residential NALs.

Our postpaid wireless subscriber net additions were 244,000 in 2015, a decrease of 113,000 from 2014. The decrease reflects lower gross additions due to the economic slowdown, particularly in Alberta, increased competitive intensity, moderating growth in industry penetration and the effect of higher handset prices on customer demand, as well as a modest increase in our postpaid subscriber churn rate. Our average monthly postpaid subscriber churn rate was 0.94% in 2015, as compared to 0.93% in 2014. This increase in postpaid churn was primarily due to increased competitive intensity as two-year and three-year contracts began expiring concurrently in June 2015, as well as the effects of the economic slowdown, particularly in Alberta, and our focused marketing efforts on higher-value loading. Our blended churn rate was 1.26% in 2015, as compared to 1.41% in 2014, representing our lowest annual blended churn rate since we became a national carrier 15 years ago. This improvement in blended churn was due to the effects of our continued focus on our customers first initiatives and our clear and simple approach, which more than offset the economic slowdown, competitive intensity and our focused marketing efforts on higher-value loading impacting postpaid churn noted above.

Our wireline subscriber net additions were 91,000 in 2015, a decrease of 3,000 from 2014. Net additions of high-speed Internet subscribers were 91,000 in 2015, an increase of 11,000 driven by the expansion of our high-speed broadband footprint and the pull-through impact from the continued bundling with Optik TV, partly offset by an increase in our customer churn rate. Net additions of TELUS TV subscribers were 89,000 in 2015, representing a decrease of 12,000 from 2014 as a result of slower growth for paid TV services, lower oil sands construction camp activity, and increasing competition from over-the-top (OTT) services and technology substitution, partly offset by the continued expansion of our high-speed broadband footprint. In 2015, our TELUS TV subscriber base surpassed the one-million-subscriber mark. Residential NAL losses were 89,000 in 2015, as compared to 87,000 in 2014. The residential NAL losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of our bundled service offerings.

•                  Consolidated EBITDA increased by $46 million or 1.1% in 2015. This increase reflects growth in wireless network revenues and wireline data revenues, improvements in Internet, TV, business process outsourcing and TELUS Health margins, and executing on our operational efficiency initiatives, all partly offset by higher restructuring and other costs, higher wireless retention costs and continued declines in legacy wireline voice revenues. EBITDA — excluding restructuring and other costs increased by $197 million or 4.6% in 2015.

•                  Operating income decreased by $29 million or 1.2% in 2015. The decrease reflected an increase in total depreciation and amortization expenses from a higher asset base and the impact of our continuing program of asset life studies, partly offset by growth in EBITDA.

•                  Income before income taxes decreased by $20 million or 1.0% in 2015, reflecting lower operating income as noted above, partly offset by a decrease in financing costs. The decrease in financing costs was primarily due to higher interest income, mainly from the settlement of prior years’ income tax-related matters, higher foreign exchange gains, and a debt prepayment premium incurred in 2014, partly offset by higher interest on long-term debt and an increase in employee defined benefit plans net interest costs. Higher interest on long-term debt resulted from an increase in average long-term debt outstanding, net of a lower weighted average cost of long-term debt (see Financing costs in Section 5.3).

•                  Income taxes increased by $23 million or 4.6% in 2015, primarily from a $48 million non-cash adjustment to revalue deferred income tax liabilities for an increase to the Alberta provincial corporate income tax rate from 10% to 12% effective July 1, 2015, partly offset by a year-over-year increase in recoveries related to the settlement of prior years’ income tax-related matters (excluding related interest income) of $30 million and lower income before income taxes.

•                  Net income decreased by $43 million or 3.0% in 2015 as a result of an increase in depreciation and amortization expenses and higher income tax expenses, partly offset by growth in EBITDA and lower financing costs. Excluding the effects of restructuring and other costs, long-term debt prepayment premiums, income tax-related adjustments and asset retirement from the closure of Black’s Photography stores, Net income increased by $70 million or 4.7% in 2015.

Analysis of Net income

Years ended December 31 ($ millions)	2015	2014	Change
Net income	1,382	1,425	(43)
Add back (deduct):
Restructuring and other costs, after income taxes	166	56	110
Long-term debt prepayment premium, after income taxes	—	10	(10)
Unfavourable (favourable) income tax-related adjustments	1	(6)	7
Asset retirement from closure of Black’s Photography, after income taxes	6	—	6
Adjusted net income	1,555	1,485	70

•                  Basic EPS decreased by $0.02 or 0.9% in 2015. The decline in basic EPS is driven by the decline in Net income. The reduction in the number of shares that resulted from our completed 2015 and advanced 2016 NCIB programs, net of share option exercises, contributed approximately $0.05 year over year in basic EPS in 2015. Excluding the effects of restructuring and other costs, long-term debt prepayment premium, income tax-related adjustments and asset retirement from the closure of Black’s Photography stores, basic EPS increased by $0.17 or 6.8% in 2015.

Analysis of basic EPS

Years ended December 31 ($)	2015	2014	Change
Basic EPS	2.29	2.31	(0.02)
Add back (deduct):
Restructuring and other costs, after income taxes, per share	0.28	0.09	0.19
Long-term debt prepayment premium, after income taxes, per share	—	0.02	(0.02)
Unfavourable (favourable) income tax-related adjustments, per share	—	(0.01)	0.01
Asset retirement from closure of Black’s Photography, after income taxes, per share	0.01	—	0.01
Adjusted basic EPS	2.58	2.41	0.17

•                  Dividends declared per Common Share totalled $1.68 in 2015, up 11% from 2014. On February 10, 2016, the Board declared a first quarter dividend of $0.44 per share on the issued and outstanding Common Shares, payable on April 1, 2016, to shareholders of record at the close of business on March 11, 2016. The first quarter dividend increased by $0.04 per share or 10% from the $0.40 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.66 times at December 31, 2015, up from 2.19 times at December 31, 2014, as the increase in net debt, primarily from the purchase of spectrum licences, was only partly offset by growth in EBITDA — excluding restructuring and other costs (see Section 7.5 Liquidity and capital resource measures). Our long-term objective range for this ratio is from 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at December 31, 2015, this ratio was outside of the long-term objective range, primarily due to our purchases of spectrum licences during the atypical concentration of wireless spectrum auctions in 2014 and 2015. These acquired licences have more than doubled our national spectrum holdings, from approximately 75 MHz to approximately 151 MHz, aligning with our top corporate priority of putting customers first. We will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. While the ratio currently exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

•                  Cash provided by operating activities increased by $135 million or 4.0% in 2015. The increase reflected lower income tax payments, lower restructuring disbursements net of expenses and higher consolidated EBITDA, partly offset by higher share-based compensation payments and changes in non-cash operating working capital.

•                  Cash used by investing activities increased by $809 million or 22% in 2015, mainly due to higher capital expenditures and larger expenditures for auctioned spectrum licences. Capital expenditures (excluding spectrum licences and non-monetary transactions) increased by $218 million in 2015, mainly due to our continued focus on investing in wireline and wireless broadband infrastructure to enhance our network coverage, speed and capacity to support growth in wireless and wireline data services. These investments include continuing the deployment of 700 MHz spectrum, expanding our long-term evolution (LTE) and fibre-optic networks, and readying our network and systems for the future retirement of legacy technologies. We also continued to make investments in system and network resiliency and reliability.

•                  Cash provided by financing activities was $1.1 billion in 2015, as compared to $NIL in 2014, due to an increase in long-term debt issued, net of repayments, and lower repayments of Short-term borrowings, partly offset by higher payments for the purchase and cancellation of our Common Shares under our NCIB program and higher dividends paid (see Section 7.4).

In 2015, we returned $1.6 billion in cash to shareholders, consisting of $992 million in dividends paid and $628 million in share purchases pursuant to our NCIB program. In 2014, we returned $1.5 billion to our shareholders, including $913 million in dividends paid and $612 million in share purchases. For additional details on our multi-year dividend growth and share purchase programs, see Section 4.3 and Section 7.4.

•                 Free cash flow was $1.1 billion in 2015, or an increase of $21 million, as lower income tax payments, lower restructuring disbursements net of expenses and EBITDA growth were partly offset by higher capital expenditures (excluding spectrum licences) and higher share-based compensation payments net of expenses.

1.4 Performance scorecard (key performance measures)

In 2015, we achieved three of four original consolidated targets and all four of our original segmented targets, which were announced on February 12, 2015. We achieved our consolidated revenue targets, primarily due to growth in wireless network revenues and wireline data revenues. Wireless network revenues were close to the high end of our target range, reflecting growth in our subscriber base and higher ARPU. Wireline revenues were near the midpoint of our target range, as growth in wireline data revenues was partly offset by declines in legacy voice services and lower business spending.

We met our target for consolidated EBITDA — excluding restructuring and other costs. Our target for wireless EBITDA — excluding restructuring and other costs was met due to an increase in network revenues partially offset by higher retention spending. Our target for wireline EBITDA — excluding restructuring and other costs was met due to growth in wireline data revenues, as well as improving margins in enhanced data services, TELUS TV services, business process outsourcing services and TELUS Health services.

Our basic EPS excluding restructuring and other costs and income tax-related adjustments met our target range, primarily due to growth in our wireless and wireline EBITDA — excluding restructuring and other costs noted above, as well as a reduction in the number of shares outstanding resulting from our NCIB program.

Our capital expenditures in 2015 exceeded both our original target and revised guidance as we continued to focus on investments in wireless and wireline broadband infrastructure, including the expansion of our LTE and fibre-optic networks and the continued deployment of 700 MHz spectrum, as well as in network and system resiliency and reliability in support of our ongoing customers first initiatives, and readying our network and systems for the future retirement of legacy assets.

We met all but one of our long-term financial objectives, policies and guidelines, including generally maintaining a minimum of $1.0 billion of unutilized liquidity, adhering to our dividend payout ratio guideline of 65 to 75% of sustainable earnings on a prospective basis and maintaining long-term investment grade credit ratings in the range of BBB+ or the equivalent. As at December 31, 2015, our Net debt to EBITDA — excluding restructuring and other costs was outside of the long-term objective range of 2.00 to 2.50 times, primarily due to our purchases of spectrum licences during the atypical concentration of wireless spectrum auctions in 2014 and 2015. We will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy.

We also completed 10 semi-annual dividend increases from 2011 to 2015, consistent with our intention to target ongoing semi-annual dividend increases, with an annual increase of circa 10% through to the end of 2016, subject to the assessment and determination by our Board of Directors of our financial position and outlook, as well as our long-term dividend payout ratio guideline of 65 to 75% of prospective sustainable earnings. There can be no assurance that we will maintain this dividend growth program. See Caution regarding forward-looking statements — Ability to sustain dividend growth program of circa 10% per annum through 2016.

The following scorecard compares TELUS’ performance to our original 2015 targets. See our general trends, outlook and assumptions for 2016 in Section 9.

Scorecard

2015 performance
	Actual results and growth	Original or revised targets and growth	Result
Consolidated
Revenues	$12.502 billion 4.2%	$12.350 to $12.550 billion 3 to 5%	✓
EBITDA [1,2]	$4.488 billion 4.6%	$4.400 to $4.575 billion [3] 3 to 7%	✓
Basic EPS	$2.48 [4] 7.4%	$2.40 to $2.60 4 to 13%	✓
Capital expenditures [5]	$2.577 billion	Approx. $2.5 billion [5]	X
Wireless segment
Network revenue (external)	$6.298 billion 4.8%	$6.175 to $6.300 billion 3 to 5%	✓
EBITDA[1,2]	$2.887 billion 4.7%	$2.850 to $2.950 billion 3 to 7%	✓
Wireline segment
Revenue (external)	$5.569 billion 2.8%	$5.525 to $5.625 billion 2 to 4%	✓
EBITDA[1,2]	$1.601 billion 4.4%	$1.550 to $1.625 billion 1 to 6%	✓

Met target ✓; Missed target X.

(1)                   See description in Section 11.1 Non-GAAP and other financial measures.

(2)                   Excludes restructuring and other costs.

(3)                   Original 2015 guidance was EBITDA including restructuring and other costs of $4.325 billion to $4.500 billion, however, due to significant increases in restructuring and other costs announced in the second and third quarters of 2015, we revised guidance in those respective periods to be EBITDA — excluding restructuring and other costs of $4.400 billion to $4.575 billion, reflecting the exclusion of our original assumption for restructuring and other costs of $75 million.

(4)                   Target-related basic EPS reflects basic EPS, as reported, excluding the impact of incremental restructuring and other costs in excess of our original restructuring and other costs guidance of $75 million, as well as income tax-related adjustments.

(5)                   Excludes expenditures for spectrum licences and excludes non-monetary transactions. Our capital expenditures guidance was revised in the second quarter of 2015; the original target was approximately the same as 2014 capital expenditures ($2.359 billion).

We made the following key assumptions when we announced the 2015 targets in February 2015.

Assumptions for 2015 targets and result

•                  Our original estimate for economic growth in Canada was 2.1% in 2015. In our second quarter MD&A, we revised our estimate for 2015 economic growth in Canada to a range of 1.0% to 1.5%. We estimate that growth in 2015 was 1.1%.

•                  No material adverse regulatory rulings or government actions. Regulatory developments in 2015 are discussed in Section 10.4 Regulatory matters. None of these developments had a material impact on our operations.

•                  Intense wireless and wireline competition, continuing from 2014, in both consumer and business markets. See Section 10.2 Competition.

•                  Approximately one percentage point increase in wireless industry penetration of the Canadian market. In 2015, we estimate that wireless industry penetration of the Canadian market increased by approximately two percentage points.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet. In 2015, retention costs as a percentage of network revenue increased year over year by 2.1 pts. to 13.9%, driven by greater retention volumes and higher per-unit subsidy costs that were primarily due to our customers’ preference for higher-value smartphone devices.

•                  Wireless revenue growth resulting from postpaid subscriber loadings consistent with increased market penetration, as well as a modest increase in blended ARPU resulting from higher-rate two-year plans, increased data usage, including increased use of shared data plans, and subscriber mix. In 2015, wireless network revenues grew by 4.8% and blended ARPU grew by 1.9%.

•                  Higher wireless acquisition and retention expenses, dependent on gross loadings, market pressures and the impact of coterminous renewals of two-year and three-year contracts. In 2015, retention expenses grew by approximately 23% and retention volumes increased by 10%, however, acquisition expenses declined by approximately 3% and gross additions declined by 11%.

•                  Growth in wireline data revenue, consistent with 2014, resulting from an increase in high-speed Internet and Optik TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions. In 2015, wireline data revenue increased by 8.6%, as compared to 8.2% in 2014, while the total of high-speed Internet subscribers and TV subscribers increased by 7.5% in 2015, as compared to 8.2% in 2014.

•                  Pension plans: Defined benefit pension plan expense of approximately $106 million recorded in Employee benefits expense and approximately $26 million recorded in employee defined benefit plans net interest in Financing costs; a 3.90% discount rate for employee defined benefit pension plan accounting purposes (2014 — 4.75%); and defined benefit pension plan funding of approximately $88 million. In 2015, the defined benefit pension plan expenses and defined benefit pension plan funding were approximately as estimated, except for a defined benefit pension plan expense of $118 million recorded in Employee benefits expense.

•                  Restructuring and other costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth. We revised our assumption to approximately $125 million in our second quarter MD&A. Subsequently, in our third quarter MD&A, we revised the assumption to $250 million (see Investing in internal capabilities in Section 2.2). The actual result was $226 million for 2015.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.0 to 26.5% and cash income tax payments between $280 million and $340 million. Cash tax payments were expected to decrease in 2015, primarily due to lower final payments for the previous tax year. In our second quarter MD&A, we revised our assumption for cash income tax payments downward to a range of $200 million to $260 million, due to the deferral of the 2015 instalments to 2016 and higher refunds from the settlement of prior years’ income tax-related matters. The actual income taxes were computed at an applicable statutory rate of 26.5% in 2015, including the impact of an increase in the Alberta provincial corporate tax rate from 10% to 12% effective July 1, 2015. The actual cash income tax payments were $256 million for 2015.

•                  Continued investments in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability. In 2015, capital expenditures (excluding spectrum licences and non-monetary transactions) were $2.577 billion, including continued investment in the expansion of our LTE and fibre-optic networks, as well as in system and network resiliency and reliability (see Building national capabilities in Section 2.2).

•                  Participation in the Department of Innovation, Science and Economic Development’s (formerly Industry Canada) wireless spectrum auctions for AWS-3 spectrum (1755 — 1780 MHz and 2155 — 2180 MHz), as well as for 2.5 GHz (2500 — 2690 MHz) bands in March 2015 and April 2015. We participated in these auctions, as well as a residual auction held in August 2015 (see Building national capabilities in Section 2.2).

•                  Further weakening of the Canadian dollar to U.S. dollar exchange rate from the U.S. 90.5 cent average exchange rate in 2014, in part due to the impact of lower oil prices on Canadian exports. Assumption of further weakening in the exchange rate during 2015 was confirmed, as the average exchange rate for the Canadian dollar in 2015 was U.S. 78 cents.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

We provide a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services including Internet protocol (IP), TV, hosting, managed information technology, security and cloud-based services, healthcare solutions and business process outsourcing. We earn the majority of our revenue from access to, and the usage of, our telecommunications infrastructure, and from providing services and products that facilitate access to and usage of our infrastructure.

2.2 Strategic imperatives

Since 2000, we have maintained a proven national growth strategy. Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our focus is on our core telecommunications business in Canada, supported by our international contact centres and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. We believe that a consistent focus on these imperatives guides our actions and contributes to the achievement of our financial goals. To advance these long-term strategic imperatives and address near-term opportunities and challenges, we also set new corporate priorities each year, as further described in Section 3. Following is a discussion of 2015 activities and initiatives that relate to our six strategic imperatives.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $10.7 billion in 2015, up by $646 million or 6.4% from 2014, while wireline voice and other revenues and Other operating income totalled $1.8 billion in 2015, down $146 million or 7.5% from 2014. Wireless revenues and wireline data revenues combined represented 86% of TELUS’ consolidated revenues in 2015 (84% in 2014).

Providing integrated solutions that differentiate TELUS from our competitors

Continuing with our long-standing clear and simple approach to wireless pricing and putting our customers first, we are no longer charging the incoming short messaging service (SMS) fee for our wireless customers roaming outside Canada. Our customers can now receive unlimited incoming text messages free of charge and feel more comfortable using their mobile phones while travelling abroad.

In the first quarter of 2015, we partnered with Jasper Technologies Inc. to implement Internet of Things (IoT) self-serve solutions for our IoT platform, the TELUS Control Centre. The new platform is intended to help Canadian businesses simplify the deployment and management of IoT services by offering automated device provisioning, real-time diagnostics, integrated billing and cost-management features. Furthermore, in September, we introduced the TELUS Global IoT Connectivity Platform, which enables businesses to seamlessly scale their IoT operations globally. Through a network of more than 70 carriers, we can offer a global SIM card that delivers seamless connectivity in nearly every country around the world.

In March 2015, we launched TELUS Business Connect™, an integrated business communications solution for small businesses across Canada. This cloud-based solution provides businesses with a full suite of communications tools for both office and mobile use, including an automated attendant, call routing, teleconferencing, video-conferencing and toll-free numbers, as well as a wireless backup for office Internet access. Business Connect allows users to use a single number across their mobile phone, tablet, desk phone and computers through voice over IP (VoIP) technology.

In June 2015, we announced a free public Wi-Fi service available to both TELUS and non-TELUS customers at more than 8,000 hotspots across B.C. and Alberta. Since early 2014, we have been actively expanding our public Wi-Fi network by working with thousands of businesses and many major sports and entertainment venues. This public Wi-Fi service is part of our network strategy of deploying small cells that integrate seamlessly with our 4G wireless network, automatically shifting our smartphone customers to Wi-Fi and offloading data traffic from our wireless spectrum to increasingly available Wi-Fi hotspots.

In July 2015, we launched US Easy Roam™ service to encourage our wireless customers to stay connected and save while travelling in the United States. Available to customers on TELUS consumer monthly postpaid rate plans, US Easy Roam is an optional service offering our customers the choice of using their existing rate plan while in the United States for $7 a day.

In December 2015, we announced the expansion of our cloud portfolio for Canadian businesses with the offer of a full suite of managed infrastructure as a service (IaaS) solutions that includes public, private and hybrid cloud options. Our cloud services portfolio enables organizations to build flexible and secure IT environments that can increase business agility and drive operational efficiencies. This expansion of our cloud portfolio, paired with our Internet data centres and expertise in managed services, allows us to meet the growing storage demands of Canadian businesses that are being driven by mobile, social, IoT and big data applications, as well as their growing IT security concerns.

Building national capabilities across data, IP, voice and wireless

In 2015, we continued investing in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability, in order to provide faster available Internet speeds and greater capacity, connect more homes and businesses to high-speed Internet services, extend the reach of Optik TV and enhance our healthcare solutions. We continued our long-term strategy of investing in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We expanded our fibre-optic footprint by connecting more homes and businesses directly to fibre-optic cable and delivering faster broadband Internet speeds.

Highlights include:

•                  In 2015, we acquired 21 AWS-3 wireless spectrum licences in the Department of Innovation, Science and Economic Development’s (formerly Industry Canada) AWS-3 wireless spectrum auction and a residual spectrum licences auction, as well as 122 licences in the Department of Innovation, Science and Economic Development’s 2500 MHz wireless spectrum auction (see Section 7.3 Cash used by investing activities for additional details on wireless spectrum licence acquisitions). Wireless data consumption continues to grow and we have continued to invest in extending the capacity of our network to support that additional data consumption, as well as growth in our wireless customer base. AWS-3 spectrum is well suited for delivering both coverage and added capacity in urban and rural environments. The 2500 MHz spectrum is ideal for carrying large amounts of data, making it especially valuable in urban centres, and will complement TELUS’ existing low band spectrum, which is able to penetrate further into buildings and elevators and also travels farther in rural areas. We expect to incorporate the AWS-3 spectrum licences into our existing network within the next three years, once international standards for the spectrum frequencies are established and associated equipment is available, whereas the general deployment of the 2500 MHz spectrum licences into our network has commenced. Since mid-2013, in support of our top corporate priority of putting customers first, we have invested more than $3.6 billion to acquire wireless spectrum licences in the Department of Innovation, Science and Economic Development’s spectrum auctions and other transactions, which has more than doubled our national spectrum holdings.

•                  In June 2015, we announced a $1 billion investment in the City of Edmonton to connect more than 90% of homes and businesses directly to our state-of-the-art fibre-optic network over the next six years. In October 2015, we announced a $1 billion investment to connect the majority of homes and businesses in the City of Vancouver directly to our fibre-optic network over the next five years. As the networks are launched beginning in 2015 for some areas, local residents and businesses will have access to dramatically faster Internet speeds of up to 150 megabits per second. In the coming years, we plan to offer families and businesses increasingly faster speeds over this gigabit-capable network. These investments are part of our broader fibre-optic strategy to bring our network of the future to communities across British Columbia, Alberta and Eastern Quebec. Moreover, this investment provides a distinct advantage to these communities and their residents by potentially stimulating employment and economic growth, and allows healthcare providers, educators and technology companies to reimagine how they deliver services and develop entirely new solutions.

•                  Under a 10-year strategic partnership agreement with the Government of B.C. to provide it and its public sector partners with telecommunications and strategic services, by December 2015, we had extended wireless coverage along 1,484 km of primary and secondary provincial highways and upgraded service at 1,141 of 1,650 B.C. public schools from legacy networks to the province’s Next Generation Network.

•                  At the end of 2015, our 4G LTE network covered 96% of Canada’s population, up from more than 89% of the population at the end of 2014. Our broadband HD TV coverage reached more than 2.85 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 0.69 million homes and businesses covered by fibre-optic cable, which now provides those premises with immediate access to our gigabit-capable fibre-optic network.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In February 2015, we partnered with Public Safety Canada in launching the #BeAppSafe campaign to inform, educate and inspire action among Canadians to secure the personal information they store on the Internet and their mobile devices. Through our work with Public Safety Canada and TELUS WISE® (wise Internet and smartphone education), we are committed to educating Canadians and their families about Internet and smartphone safety. TELUS WISE is the first program of its kind in Canada. Since its inception in 2013, we have informed more than 850,000 Canadians about how to stay safe online.

In March 2015, we partnered with Alcatel-Lucent as a first customer for Enterprise Small Cell solution, a small cell technology capable of extending LTE and Wi-Fi connectivity and coverage into offices and other densely populated buildings. This technology will help relieve congestion and offload traffic from the macro wireless network to deliver seamless connectivity and high performance in public and enterprise indoor environments.

Also in March 2015, we completed our acquisition of Medesync, a certified electronic medical records (EMR) product that will bring a bilingual web-based interface to our EMR portfolio in Quebec. Medesync uses the latest cloud-based and mobile technologies to provide physicians with access to EMRs from any computer or mobile device. Medesync’s EMR technology features a number of tools for managing and accessing all aspects of a clinic’s operations, including scheduling, prescribing, billing and electronic lab results.

In May 2015, we partnered with a major Schedule I Canadian bank to launch a new co-branded credit card that allows customers to earn reward points on everyday card purchases, which can be redeemed for select TELUS products and services.

In June 2015, we announced the closure of the remaining 59 Black’s Photography retail stores across Canada by August 2015. Technological innovations have changed the way Canadians take and share photographs, with fewer of them using retail photo outlets. As a result, we determined that Black’s was not core to our future operations. We sold the Black’s trademark and online and mobile businesses to Les Pros de la Photo (Les Pros), a Quebec-based photo imaging company, effective August 4, 2015. As a result, Les Pros will carry forward the Black’s brand, serving the online photography needs of Canadians.

In July 2015, we announced that the TELUS Garden™ real estate joint venture, in which TELUS is a 50% partner, had issued $225 million of 3.4% green bonds, secured by the office tower, due in 2025. This is the first time in North America that green mortgage bonds have been used to support real estate financing. Proceeds of the issuance were primarily used to retire short-term construction financing for the office tower. The TELUS Garden development includes a 24-storey office tower built to leadership in energy and environmental design (LEED) platinum specifications, as well as a residential condominium tower built to LEED gold standards.

In September 2015, in partnership with Westbank Projects Corp, we announced the opening of TELUS Garden’s office tower in the heart of downtown Vancouver. The one-million-square-foot development includes 450,000 square feet of office space and 65,000 square feet of retail space. The office tower houses our new global headquarters, as well as other tenants. The 53-storey residential building, which is also part of the TELUS Garden development, is scheduled to open in 2016.

In October 2015, we partnered with a leading national home, auto and business insurance company to provide a fleet-management insurance solution for Canadian businesses. TELUS Fleet Tracker allows businesses to leverage IoT technology to better manage their fleets by providing real-time information, such as vehicle speeds and how the vehicles are being operated, with the aim of reducing fuel and maintenance costs and improving driver safety. Through this partnership, TELUS Fleet Tracker customers can now be eligible for potential insurance savings, such as enrollment discounts.

Going to market as one team under a common brand, executing a single strategy

Our top corporate priority is putting customers first as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve.

In December 2015, the office of the Commissioner for Complaints for Telecommunications Services (CCTS) issued its report for the 12-month period ended July 31, 2015, and, once again, TELUS was the subject of significantly fewer complaints than in the prior year. With only 4.7% of the total complaints submitted to the CCTS, TELUS had the lowest number of complaints among national wireless carriers in Canada. Complaints related to TELUS decreased by 29% from a year earlier, continuing our trend of consistent improvement since 2011. Complaints related against Koodo Mobile increased by 1.7% from a year earlier, while Public Mobile achieved a 57% reduction in complaints compared to the previous year. With only 1.8% and 0.6% of the total complaints, respectively, Koodo Mobile and Public Mobile continued to lead their peer group of national carrier flanker brands with the lowest number of complaints submitted to the CCTS.

In 2015, we continued to deliver a leading postpaid customer churn rate on a national basis. Notwithstanding the additional competitive pressures resulting from the coterminous expiration of two-year and three-year contracts beginning in June 2015, our monthly postpaid churn rate further exemplifies the success of our differentiated customers first culture and our ongoing focus on delivering outstanding customer service, coupled with attractive new products and services.

Our customer commitments underpin our internal goals and corporate priorities and help us deliver an elevated experience to our customers. These four commitments are:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

Investing in internal capabilities to build a high-performance culture and efficient operation

Each year, we conduct team member Pulsecheck engagement surveys, administered by Aon Hewitt, to gather confidential team member feedback about TELUS as a place to work and measure our progress in establishing a high-performance culture. Following each survey, business units and departments make use of their Pulsecheck results to review their current action plans and prioritize their ongoing actions. In 2015, our employee engagement score increased by two percentage points over last year to 87%, elevating our high-performance culture and realizing world-leading engagement results for the third year in a row. As well, in 2015 every business unit across TELUS either maintained or improved its employee engagement score. Improvements in our overall employee engagement in each of the past six years have helped us focus on putting customers first.

In addition, we incurred incremental, non-recurring restructuring and other costs with the objectives of improving our operating efficiency and effectiveness and addressing the profitability challenges in certain areas of our business. Restructuring costs associated with the rationalization of administrative, channel and network real estate were recorded in Goods and services purchased. Employee-related restructuring costs for reorganizing and streamlining business processes, such as certain client care, marketing and support functions, were recorded in Employee benefits expense. Other costs for incremental external expenses in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, were recorded in Goods and services purchased.

In the second quarter of 2015, we revised our assumption for Restructuring and other costs in 2015 to $125 million from our original assumption of $75 million. The increase supports ongoing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth, as well as the closure of Black’s Photography retail stores. In the third quarter of 2015, we further revised our assumption for Restructuring and other costs to approximately $250 million to support ongoing and incremental operational efficiencies, including personnel-related costs and real estate rationalization. The new efficiency initiative included a net reduction of approximately 1,500 full-time equivalent (FTE) employees over several quarters beginning in the fourth quarter of 2015, of which approximately 60% were to be management-related positions. This efficiency initiative is expected to generate annual recurring savings of between $100 million and $125 million. We continually invest in operational efficiency initiatives, similar to our continual investment in our products, services and technology, all of which is in support of our top priority of putting customers first, while continuing our drive toward a more efficient cost structure. These efficiency measures are not expected to affect customer service or our significant infrastructure investments.

Restructuring and other costs

Years ended December 31 ($ millions)	2015	2014
Goods and services purchased	70	21
Employee benefits expense	156	54
Restructuring and other costs included in EBITDA	226	75

3.              Corporate priorities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic priorities (see Section 2.2) and address near-term opportunities and challenges.

2016 corporate priorities

Delivering on TELUS’ future friendly® brand promise by putting customers first, enhancing reliability, and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

Elevating our winning culture for sustained competitive advantage, with the world’s most engaged team

Continuing to enhance our operational efficiency, effectiveness and reliability

Increasing our competitive advantage by expediting the build of reliable, client-centric networks and through technology leadership

Driving TELUS’ leadership position in our chosen business, public sector and international markets

Advancing TELUS’ leadership position in healthcare information management.

Progress on 2015 corporate priorities

Delivering on TELUS’ future friendly brand promise by putting customers first, enhancing reliability, and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

•                  We continued to develop and deliver TELUS WISE, our national Internet and smartphone safety program, offered nationally to our customers, as well as to school, community and seniors’ groups. To date, TELUS WISE has informed 850,000 Canadians about how to stay safe online and participate responsibly in our increasingly digital society.

•                  We introduced a new tool for monitoring and managing data usage for consumer and business wireless postpaid customers. Our new Data Manager tool enables customers to view usage details online for each member on their account through an enhanced dashboard, receive real-time notifications of the percentage of their monthly data allotment they have used, receive notifications of any overage charges in dollars, choose when and how to receive notifications, including email notifications to track data usage on tablets, and determine which members on their account can unblock data.

•                  We opened connected experience stores in Toronto and Edmonton, which represent the next iteration of our retail experience, offering hands-on interaction with our technology integrated into the retail experience at all touchpoints. These stores contain a broad range of integrated digital lifestyle solutions, including wearable technology, premium home electronic brands, and our latest smartphone and tablet lineup.

•                  As a result of numerous customers first initiatives, including those described above and in Section 2.2, our customers’ likelihood-to-recommend scores improved in 2015 for Consumer, Koodo, Small Business, Business Solutions and TELUS Quebec, while scores for Enterprise and TELUS Health declined slightly. In addition, in December 2015, the office of the Commissioner for Complaints for Telecommunications Services (CCTS) issued its annual report and, once again, TELUS was the subject of significantly fewer customer complaints than in the previous year. (See Going to market as one team under a common brand, executing a single strategy in Section 2.2.)

Elevating our winning culture for a sustained competitive advantage, while giving compassionately in the communities where we live, work and serve

•                  Our team member engagement score increased by two percentage points to 87% in 2015, representing our sixth consecutive year of improvement. (See Investing in internal capabilities in Section 2.2.)

•                  For the seventh consecutive year, TELUS was named one of Canada’s Top 100 Employers and one of Canada’s Best Diversity Employers by Mediacorp Canada. In addition, for the seventh consecutive year, TELUS was recognized as one of Canada’s 10 Most Admired Corporate Cultures by Waterstone Human Capital.

•                  We were named to the Dow Jones Sustainability North America Index for the 15th consecutive year. We were also named One of the Global 100 Most Sustainable Companies in the World by Corporate Knights, and One of Canada’s Greenest Employers by Mediacorp Canada.

•                  We received the global BEST Award from the Association for Talent Development (ATD) in recognition of the enterprise-wide success we have achieved as a result of employee talent development. We also received ATD’s first ever Best of the BEST award, recognizing our 10 years of BEST Award wins.

•                  We give where we live® to help our fellow citizens in need build stronger communities and create a stronger bond with our customers. We accomplish this through a range of initiatives, such as the TELUS Days of Giving®, Team TELUS Charitable Giving, Dollars for Doers and grants to local not-for-profit organizations through local community boards, both domestically and internationally. In 2015, a record 17,850 team members, family and friends participated in our 10th annual TELUS Days of Giving, volunteering at more than 1,300 charitable events across Canada. For more information, see our sustainability report at sustainability.telus.com.

Strengthening our operational efficiency, effectiveness and reliability

•                  We deployed numerous systems upgrades and releases across our wireless and wireline systems portfolio during the year, significantly enhancing our clients’ experiences with our services, improving the efficiency of our business operations and providing insightful business information.

•                  We continued to execute clear and simple principles to reduce complexity and customer support requirements.

•                  We implemented price-management initiatives to enhance revenues and margins, and vendor-management initiatives to improve the efficiency of our procurement activities and achieve savings on equipment, handsets, information technology and other goods and services.

•                  We received the leadership in energy and environmental design (LEED) gold certification from the Canada Green Building Council for our Rimouski Intelligent Internet data centre (IDC). This is our second IDC to receive LEED gold certification, along with the Laird facility in Toronto. Our TELUS House office buildings in Toronto, Ottawa and Quebec have also received LEED certification in recent years.

•                  Our restructuring and other costs totalled $226 million in 2015, composed of $156 million for workforce-related initiatives and $70 million for other initiatives, including rationalization of real estate.

Increasing our competitive advantage through reliable client-centric network and technology leadership

•                  We participated in three wireless spectrum auctions during 2015, resulting in the acquisition of 40 MHz of 2500 MHz spectrum and 17 MHz of AWS-3 spectrum, in support of our long-term LTE deployment strategy to continue meeting the varied needs of our customers.

•                  We continued to invest in our leading-edge broadband technology, which has enabled the success of Optik TV, Internet and business services, as well as the ongoing advancement of our world-class wireless networks. Our 4G LTE network covers 96% of Canada’s population and our high-speed broadband coverage reaches more than 2.85 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 0.69 million homes and businesses with immediate access to our fibre-optic network.

•                  We are connecting more homes and businesses directly to fibre-optic cable in Edmonton, Vancouver and numerous other municipalities in B.C., Alberta and Eastern Quebec. (See Building national capabilities in Section 2.2.) Investments in our new fibre-optic network support our strategy of bringing the most advanced broadband network in the world directly to homes and businesses to deliver improvements in speed and capacity for many generations to come, and to create the foundation for access to future solutions like the connected home, smart cities, Internet of Things (IoT) services and TELUS Health services.

•                  We expanded our cloud technology portfolio for Canadian businesses with the offer of a full suite of managed solutions that includes public and private cloud options, as well as Canada’s first hybrid cloud offering to meet the growing demands for flexible and secure IT environments.

Driving TELUS’ leadership position in our chosen business, public sector and international markets

•                  During the year, we announced a free public Wi-Fi service available at hotspots across B.C. and Alberta. This public Wi-Fi service is made possible by our network strategy of deploying small cells that integrate seamlessly with our 4G wireless network to deliver enhanced coverage and capacity.

•                  We introduced two new IoT platforms, one for domestic and one for global deployments, which provide self-service options to our customers in more than 200 markets around the world. We also expanded the catalogue of innovative IoT solutions we offer to Canadian businesses.

Advancing TELUS’ leadership position in healthcare information management

•                  As described in Partnering, acquiring and divesting in Section 2.2, we completed our acquisition of Medesync, a certified electronic medical records (EMR) product, and we made a strategic investment in Sprout, a Canadian-based organization helping companies to engage employees in improving their health and wellness and to measure the positive effects on their business. We have also expanded our suite of personal health tracking technology solutions by entering into a reseller arrangement with Sprout that allows us to promote its Wellness Engagement Platform as part of our Self-Health online portal for large enterprise customers seeking to improve the health and wellness of their employees.

•                  Organically, we have grown the user base of our consumer and provider health solutions in 2015, reflecting a 13% increase in the number of physicians across Canada using a TELUS EMR, a 28% increase in extended healthcare providers using our electronic claims solutions and a 34% increase in consumers using our TELUS Pharma Space® prescription renewal platform.

•                  We provide drug and dental claim processing to over 13 million Canadians. Over 15,000 physicians use our EMRs, over 31,000 extended healthcare providers use our electronic claims solutions and over 400,000 Canadians use TELUS Pharma Space.

•                  In 2015, we also collaborated in the roll-out of an EMR platform for the greater Toronto area. This platform offers clinicians access to a provincial health data repository to facilitate clinical care decision-making.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Wireless: Services for consumers and businesses across Canada

Our services and products

•                  Data and voice — Fast web access, social networking, messaging (text, picture and video), the latest mobile applications, including Optik™ on the go, the Internet of Things (IoT) solutions (including machine-to-machine (M2M) connectivity), clear and reliable voice services, push-to-talk (PTT) solutions, including TELUS Link™ service, and international roaming.

•                  Devices — Leading-edge smartphones, tablets, mobile Internet keys, mobile Wi-Fi devices, M2M modems and wearable technology.

Our capabilities

•                  Licensed national wireless spectrum, including:

•                  LTE coverage being enhanced with the deployment of the 700 MHz wireless spectrum acquired in 2014 and deployment of 2500 MHz wireless spectrum acquired in 2015. We also acquired AWS-3 wireless spectrum licences in 2015 which we expect to deploy into our existing network within the next three years, once international standards for the spectrum frequencies are established and associated equipment is available.

•                  Coast-to-coast digital 4G LTE network, first launched in major centres in February 2012:

•                  Coverage of 96% of Canada’s population at December 31, 2015

•                  Expansion of our LTE services supported by continued re-purposing of wireless spectrum to increase capacity and coverage

•                  Manufacturer-rated peak data download speeds of up to 110 Mbps on LTE network (typical speeds of 12 to 45 Mbps expected with a compatible device)1

•                  Manufacturer-rated peak data download speeds of up to 225 Mbps on LTE advanced portions of the network (typical speeds of 12 to 65 Mbps expected with a compatible device)1

•                  Reverts to the HSPA+ network and speeds when outside LTE coverage areas.

•                  Coast-to-coast digital 4G HSPA+ network, launched in November 2009:

•                  Coverage of 99% of Canada’s population, with typical speeds of 4 to14 Mbps with a compatible device1

•                  Provides international roaming capabilities in more than 225 countries.

•                  Suite of IoT solutions to support Canadian businesses locally and internationally, including asset tracking, fleet management, remote monitoring, digital signage and security.

•                  Interconnections with our wireline networks.

•                  Digital PCS (CDMA) network with a 3G high-speed evolution data optimized (EVDO) Revision A overlay. We expect to continue operating our CDMA network at least through to the end of 2016.

•                  iDEN network supporting Mike® service, a PTT service focused on the commercial marketplace. In 2016, we will commence a staged decommissioning of the iDEN network. Throughout 2016, we will continue to support our Mike private network customers and actively work with them to migrate their services onto our HSPA and LTE networks.

Competition overview

•                  Facilities-based national competitors Rogers Wireless, Bell Mobility and Wind Mobile (to be acquired by our primary wireline competitor, Shaw Communications), as well as provincial or regional telecommunications companies SaskTel, MTS, Eastlink, Videotron and Tbaytel.

•                  Resellers of competitors’ wireless networks.

•                  Services offered by cable-TV and wireless competitors over wireless and metropolitan Wi-Fi networks.

•                  In December 2015, Shaw Communications announced that it was acquiring Wind Mobile, effectively making Shaw the fourth wireless carrier in B.C., Alberta and Ontario. This acquisition provides Shaw with the opportunity to develop a converged wireline and wireless network, that would enable them to offer a four-product consumer bundle in B.C. and Alberta (wireless, high-speed Internet, TV and home phone services), as well as expand their offerings to the business market.

(1)         Actual speed may vary based on device being used, topography and environmental conditions, network congestion, signal strength and other factors.

Wireline:                  Residential services in British Columbia, Alberta and Eastern Quebec; healthcare solutions; business services across Canada; and contact centre and outsourcing solutions offered internationally

Our services and products

•                  Voice — Reliable phone service with long distance and advanced calling features.

•                  Internet — High-speed Internet service with email and a comprehensive suite of security solutions.

•                  TELUS TV — High-definition entertainment service with Optik TV and TELUS Satellite TV. Optik TV offers extensive content options and innovative features such as PVR Anywhere, Remote Recording, Optik Smart Remote channel browsing with a tablet or smartphone, and Optik on the go. TELUS Satellite TV service is offered only in B.C. and Alberta by way of an agreement with Bell Canada.

•                  IP networks and applications — IP networks that offer converged voice, video, data or Internet access on a high-performing network.

•                  Contact centre, business process and IT outsourcing solutions in more than 30 languages — Managed solutions providing low-cost and scalable infrastructure in North America, Central America, Europe and Asia.

•                  Hosting, managed IT and cloud-based services — Cybersecurity and other solutions with ongoing assured availability of telecommunications, networks, servers, databases, files and applications, with critical applications stored in our Internet data centres (IDCs) across Canada.

•                  Healthcare — TELUS Health’s proprietary technology, including pharmacy management, electronic medical records, electronic health records, remote patient monitoring and online settlement claims management solutions.

•                  Conferencing and collaboration — Full range of equipment and application solutions to support meetings and webcasts by means of phone, video and Internet.

Our capabilities

•                  An IP-based national network overlaying an extensive switched network in B.C., Alberta and Eastern Quebec, as well as global interconnection arrangements.

•                  Ongoing connection of homes and businesses directly to fibre-optic cable.

•                  Eight data centres in six communities directly connected to the national TELUS IP network, creating an advanced and regionally diverse computing infrastructure in Canada.

•                  Wireline residential access line services provided to an estimated 37% of households in B.C. and Alberta, and 60% of households in our Eastern Quebec region.

•                  Access to businesses across Canada through our networks, as well as competitive local exchange carrier status.

•                  ADSL2+ or VDSL2 coverage reaching more than 2.85 million homes and businesses in B.C., Alberta and Eastern Quebec.

•                  Broadcasting distribution licences to offer digital television services in incumbent territories and licences to offer commercial video-on-demand services.

•                  Business process outsourcing services with global delivery capabilities through our multi-shore, multi-language programs, supported by 20,680 employees across North America, Central America, Europe and Asia, as of December 31, 2015.

•                  Technology solutions to assist healthcare providers, consumers, health regions, hospitals, insurers and employers.

Competition overview

•                  Substitution of wireless services, including our own wireless offerings, for residential local and long distance services. The percentage of households with wireless-only telephone services (among all providers, including TELUS) is estimated to be 37% in B.C. and Alberta, and 14% in Eastern Quebec.

•                  Wireless carrier competitors whose services are a substitute for local and long distance services, such as Bell Canada, MTS, Rogers Communications, Videotron (in Quebec).

•                  Cable-TV competitors for Internet and entertainment services, such as Shaw Communications (in B.C. and Alberta), Cogeco Cable and Videotron (in Eastern Quebec).

•                  In November 2015, Zayo Group Holdings Inc., a U.S.-based provider of communications infrastructure services, announced it had acquired Allstream Inc, a national telecommunications service provider for business customers.

•                  Various others (e.g. Vonage) that offer resale or voice over IP-based (VoIP-based) local, long distance and Internet services.

•                  Over-the-top (OTT) voice and entertainment services, such as Skype, Netflix and Shomi.

•                  Satellite-based entertainment and Internet services (Bell Canada, Shaw Communications and Xplornet).

•                  Competitors for contact centre services, such as Convergys, Sykes and Verizon LiveSource.

•                  Customized managed outsourcing solutions competitors, such as system integrators CGI Group Inc., EDS division of HP Enterprise Services and IBM.

•                  Competitors for TELUS Health services, such as system integrators, BCE, Cerner, Express Scripts, GE Health, Katz Group, Kroll and McKesson.

4.2 Operational resources

Resources

Our team

•                  Approximately 47,640 employees (46,600 full-time equivalent (FTE) employees) at the end of 2015, across a wide range of operational functions domestically (26,960) and certain functions internationally (20,680).

•                  Approximately 12,100 of our team members are covered by a collective agreement. The agreement with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which covers 10,560 employees, expired on December 31, 2015. Contract negotiations to renew the collective agreement are in progress. The agreement with the Syndicat québécois des employés de TELUS (SQET), which covers 820 employees, expires on December 31, 2017. Our collective agreement with the Syndicat des agents de maîtrise de TELUS (SAMT) covers 650 team members in the TELUS Quebec region and expires in March 2017.

•                  Operations at Canadian and international locations to support contact centres and business process outsourcing services for external wholesale customers.

•                  Employee compensation programs that support a high-performance culture and contain market-driven and performance-based components (bonus and share-based compensation) to attract and retain key employees.

•                  Succession plans to cover ongoing retirement, ready access to labour in Canada and, for contact centres and specific support functions, in various locations internationally. We use a small number of external contractors or consultants.

•                  Training, mentoring and development programs to maintain and improve employee engagement levels and enhance the customer experience.

Our brand and distribution channels

•                  A well-established and recognizable national brand (TELUS, the future is friendly®).

•                  Koodo Mobile is a national provider of postpaid and prepaid wireless voice and data services with a broad distribution network, including TELUS-owned stores, dealers and third-party electronics retailers.

•                  Public Mobile is a prepaid wireless service, relaunched in 2015 with a web-based distribution channel and provides customers with a SIM-only service.

•                  Optik TV brand, launched in mid-2010.

•                  Our sales and support distribution channels:

•              Wireless services are supported through a broad network of TELUS-owned and branded stores, including our 50% ownership of the kiosk channel WOW! Mobile, an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Best Buy, Wal-Mart and London Drugs) and a white label brand for a premier retail chain, as well as online self-serve applications, mass-marketing campaigns and client-care telephone agents.

•              Wireline residential services are supported through TELUS-owned and branded stores, including third-party electronics retailers, as well as mass-marketing campaigns, client care telephone agents, and online and TV-based self-serve applications.

•              Business services, including healthcare, across wireless and wireline are supported through TELUS sales representatives, product specialists, independent dealers and online self-serve applications for small and medium-sized businesses (SMBs). Business process outsourcing services are supported through sales representatives and client relationship management teams.

Our technology, systems and properties

•                  Our Intangible assets include wireless spectrum licensed from the Department of Innovation, Science and Economic Development, which is essential to providing wireless services.

•                  TELUS is a highly complex technology-dependent company with a multitude of interconnected wireless and wireline telecommunications networks, IT systems and processes.

•                  Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land, including municipalities and the Crown, or on freehold land owned by TELUS.

•                  Real estate properties (owned or leased) include administrative office space, work centres and space for telecommunications equipment. Some buildings are constructed on leasehold land and the majority of wireless towers are situated on lands or buildings held under leases or licences with varying terms. We also participate in two real estate re-development joint ventures. (See Section 7.11.)

•                  TELUS International provides contact centre, business process and IT outsourcing services by utilizing on-site facilities, including contact centre solutions, and by utilizing international data networks and data centres. Global rerouting capabilities and geographic diversity are provided by facilities located in North America, Central America, Europe and Asia.

•                  Through its proprietary technology, including pharmacy management, electronic medical records, electronic health records, remote patient monitoring and online settlement claims management software solutions, TELUS Health facilitates the integration of electronic health records from the home to the doctor’s office to the hospital, making critical health information available to healthcare providers over wireless and wireline broadband networks.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure and business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bid (NCIB) program, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other costs ratio and the dividend payout ratio. (See definitions in Section 11.1.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2013, we announced an intention to target ongoing semi-annual dividend increases, with an annual increase in the range of circa 10% through to the end of 2016, extending the policy announced in May 2011. Notwithstanding this policy, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. There can be no assurance that we will maintain a dividend growth program through 2016 and/or renew thereafter. See Caution regarding forward-looking statements — Ability to sustain our dividend growth program of circa 10% per annum through 2016.

•                  Dividends declared in 2015 totalled $1.68 per share, an increase of 11% over 2014. On February 10, 2016, a first quarter dividend of $0.44 per share was declared, payable on April 1, 2016, to shareholders of record at the close of business on March 11, 2016. The first quarter dividend for 2016 reflects a cumulative increase of $0.04 per share or 10% from the $0.40 per share dividend paid in April 2015.

Purchase Common Shares under our multi-year NCIB

•                  On September 11, 2015, we announced the successful completion of our 2015 NCIB, purchasing approximately 12.1 million Common Shares for cancellation and returning $500 million to shareholders. The average share purchase price was $41.25. The purchased shares represent 2.0% of the Common Shares outstanding prior to commencement of the 2015 NCIB. Moreover, we received approval from the Toronto Stock Exchange (TSX) for a new 2016 NCIB to purchase and cancel up to 16 million Common Shares with a value of up to $500 million over a 12-month period, commencing September 15, 2015. This represents up to an additional 2.7% of outstanding TELUS Common Shares prior to the commencement of the 2016 NCIB. Such purchases are made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations. Common Shares will be purchased only when and if we consider it advisable.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB program at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX, was implemented on October 1, 2015 and may be implemented from time to time thereafter. All other purchases under the 2016 NCIB will be at the discretion of the Company. During the month ended January 31, 2016, 1.0 million of our Common Shares were purchased by way of the ASPP at a cost of $39 million.

•                  The 2016 NCIB represents the final year of our three-year share purchase program and there can be no assurance that we will complete our 2016 NCIB or renew the NCIB program. See Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase program through 2016.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $256 million at December 31, 2015, all of which was denominated in U.S. dollars (U.S.$185 million), compared to $130 million as at December 31, 2014.

•                  Proceeds from securitized trade receivables were $100 million as at December 31, 2015, consistent with the balance as at December 31, 2014.

Maintain compliance with financial objectives, policies and guidelines

Except for Net debt to EBITDA — excluding restructuring and other costs ratio, we comply with our objectives:

•                  Maintain long-term investment grade credit ratings in the range of BBB+ or the equivalent — On February 11, 2016, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As at December 31, 2015, this ratio was outside of the range, primarily due to funding of spectrum licences acquired in the Department of Innovation, Science and Economic Development’s wireless spectrum auctions during 2014 and 2015. We will endeavour to return the ratio to within this objective range in the medium term, as we believe that this range is supportive of our long-term strategy. See Section 7.5 Liquidity and capital resource measures.

•                  Dividend payout ratio of 65 to 75% of sustainable earnings on a prospective basis — See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — See Section 7.6 Credit facilities.

Financing and capital structure management plans for 2016

At the end of 2015, our long-term debt (excluding commercial paper) was $11.8 billion and the weighted average term to maturity (excluding commercial paper) was approximately 11.1 years. Aside from Short-term borrowings of $100 million and commercial paper of $256 million (U.S.$185 million), all of our debt was on a fixed-rate basis. During 2016, we may issue senior Notes to refinance maturing debt or to use for general corporate purposes.

Anticipated free cash flow and sources of capital are expected to be more than sufficient to meet requirements. For the related risk discussion, see Section 10.7 Financing and debt requirements.

4.4 Disclosure controls and procedures and changes in internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of our disclosure controls and procedures related to the preparation of the MD&A and the December 31, 2015, Consolidated financial statements. They have concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to TELUS and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS-IASB and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, in accordance with Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that our internal control over financial reporting is effective as of December 31, 2015, and expect to certify TELUS’ annual filings with the Form 40-F, as required by the United States’ Sarbanes-Oxley Act of 2002, and TELUS’ Annual Information Form as required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

Deloitte LLP, our auditor, has audited our internal controls over financial reporting as at December 31, 2015.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The selected information presented below has been derived from, and should be read in conjunction with, our audited December 31, 2015 and December 31, 2014 Consolidated financial statements, which were prepared under IFRS-IASB. All currency amounts are in Canadian dollars, unless otherwise specified.

Selected annual information

Years ended December 31 ($ in millions, except per share amounts)	2015	2014	2013
Operating revenues	12,502	12,002	11,404
Net income and Net income attributable to Common Shares	1,382	1,425	1,294
Net income per Common Share
Basic earnings per share (basic EPS)	2.29	2.31	2.02
Adjusted basic EPS	2.58	2.41	2.16
Diluted	2.29	2.31	2.01
Cash dividends declared per Common Share	1.68	1.52	1.36

At December 31 ($ millions)	2015	2014	2013
Total assets	26,406	23,217	21,566
Current maturities of long-term debt	856	255	—
Non-current financial liabilities [1]
Provisions	55	29	66
Long-term debt	11,182	9,055	7,493
Other long-term financial liabilities	150	128	122
	11,387	9,212	7,681
Deferred income taxes	2,155	1,936	1,891
Common equity	7,672	7,454	8,015

(1)              In our specific current instance, financial liabilities do not include liabilities that are excluded by definition (e.g. employee benefits and share-based compensation liabilities) or liabilities that do not involve a future outlay of economic resources (e.g. deferred recognition of customer activation and connection fees; deferred gains on sale-leaseback of buildings).

Operating revenues: Combined wireless revenue and wireline data revenue represented approximately 86% of consolidated revenues in 2015 (84% in 2014 and 82% in 2013). Legacy wireline and wireless voice revenues continue to be eroded by competition and technological substitution.

Net income decreased as EBITDA growth impacted by higher restructuring and other costs, and lower financing costs was more than offset by an increase in total depreciation and amortization expenses and an increase in income tax expense. Income tax-related adjustments resulting from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related interest, negatively impacted Net income by $1 million in 2015, positively impacted Net income by $6 million in 2014 and negatively impacted Net income by $3 million in 2013.

Long-term debt, current maturities: The increase in 2015 is composed of $126 million of issued commercial paper and $600 million of 3.65% Series CI notes maturing in May 2016, partly offset by the repayment of $125 million of 11.9% TCI Series 2 debentures that matured in November 2015. The increase in 2014 is composed of $130 million of issued commercial paper and the TCI Series 2 debentures that matured in 2015 as noted above.

Long-term debt, non-current portion: The increase in 2015 reflects our first quarter financing activities, which primarily funded the purchase of wireless spectrum licences in the Department of Innovation, Science and Economic Development’s AWS-3 auction, partly offset by the reclassification of $600 million Series CI notes that became current. The increase in 2014 reflected our second quarter financing activities to fund the purchase of 700 MHz spectrum licences. (See Section 7.4.)

5.2 Summary of consolidated quarterly results, trends and fourth quarter recap

Summary of quarterly results

($ millions, except per share amounts)	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Operating revenues	3,217	3,155	3,102	3,028	3,128	3,028	2,951	2,895
Operating expenses
Goods and services purchased [1]	1,482	1,394	1,372	1,284	1,476	1,333	1,268	1,222
Employee benefits expense [1]	757	693	649	609	651	630	610	596
Depreciation and amortization	518	471	464	456	468	459	444	463
Total operating expenses	2,757	2,558	2,485	2,349	2,595	2,422	2,322	2,281
Operating income	460	597	617	679	533	606	629	614
Financing costs	114	106	110	117	115	124	115	102
Income before income taxes	346	491	507	562	418	482	514	512
Income taxes	85	126	166	147	106	127	133	135
Net income and Net income attributable to Common Shares	261	365	341	415	312	355	381	377
Net income per Common Share:
Basic (basic EPS)	0.44	0.61	0.56	0.68	0.51	0.58	0.62	0.61
Adjusted basic EPS [2]	0.54	0.66	0.66	0.70	0.53	0.64	0.63	0.62
Diluted	0.44	0.61	0.56	0.68	0.51	0.58	0.62	0.60
Dividends declared per Common Share	0.44	0.42	0.42	0.40	0.40	0.38	0.38	0.36
Additional information:
EBITDA [2]	978	1,068	1,081	1,135	1,001	1,065	1,073	1,077
Restructuring and other costs included in EBITDA [2]	99	51	59	17	26	30	11	8
EBITDA — excluding restructuring and other costs [2]	1,077	1,119	1,140	1,152	1,027	1,095	1,084	1,085
Cash provided by operating activities	863	1,018	943	718	917	1,037	855	598
Free cash flow [2]	197	310	300	271	337	219	210	291

(1)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend continues to reflect year-over-year increases in: (i) wireless network revenues generated from a moderating growth in the subscriber base due to the impacts of the economic slowdown, particularly in Alberta, slower growth in wireless postpaid market penetration, increased competitive intensity and higher handset prices, as well as a moderating growth in average revenue per subscriber unit per month (ARPU) driven by a larger proportion of higher-rate two-year plans, a more favourable postpaid subscriber mix, and increases in data roaming and chargeable data usage, partly offset by a decline in voice revenue; (ii) wireless equipment revenue that has generally increased due to higher retention volumes, especially in 2015 as two-year and three-year customer contracts began to expire coterminously, and an increase in the sales mix of higher-priced smartphones; and (iii) growth in wireline data revenues, driven by Internet, enhanced data services, business process outsourcing, TELUS TV and TELUS Health services. This growth was partially offset by the continued declines in wireless voice revenues, as well as wireline voice service and other wireline services and equipment revenues.

The wireless data revenue growth trend is moderating as it is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, and unlimited messaging rate plans, as well as customer reactions to increased frequency of real-time data usage notifications and offloading of data traffic from our wireless network to increasingly available Wi-Fi hotspots. We introduced two-year wireless rate plans in July 2013, which have impacted acquisition and retention trends, as well as data usage, as subscribers optimize unlimited talk and text and shared data plans, and which we expect will increase the frequency of subscribers updating their devices and services. ARPU is expected to continue to increase over time, though at lower growth rates, as a result of the declining proportion of customers on legacy three-year plans renewing to higher-rate two-year plans, continued but moderating growth in chargeable data usage, and the ongoing shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, the economic situation, consumer behaviour, government decisions, device selection and other factors, and, as a consequence, there cannot be any assurance that ARPU growth will continue to materialize. In the third and fourth quarters of 2015, for instance, ARPU growth was tempered by the impact of the economic slowdown, particularly in Alberta, and also by the ongoing decline in voice revenue. These factors are expected to continue to impact growth through 2016.

Retention spending as a percentage of network revenue has increased year over year from 11.8% in 2014 to 13.9% in 2015 mainly from the coterminous expiration of two-year and three-year contracts beginning on June 3, 2015 (see CRTC’s national Wireless Code/Provincial consumer protection legislation in Section 10.4 Regulatory matters) and an increase in the sales mix of higher-subsidy smartphones. We may continue to experience a higher volume of contract renewals than previously experienced prior to June 3, 2015. We may also experience continuing pressure on our postpaid subscriber churn if some of our remaining clients on three-year contracts choose to terminate their contracts early or if increased competitive intensity continues in 2016. Accordingly, our wireless segment historical operating results and trends prior to the coterminous expiration of two-year and three-year contracts may not be reflective of results and trends for future periods.

Historically, there has been significant third and fourth quarter seasonality due to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Typically, these impacts can also be more pronounced around popular device launches. Wireless EBITDA usually decreases sequentially from the third to the fourth quarter, due to seasonal loading volumes. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU is expected to diminish in the future, as unlimited nationwide voice plans become more prevalent and chargeable usage and long distance spikes become less pronounced.

The trend of increasing wireline data revenue reflects growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher-speed services, growth in business process outsourcing, the continuing but moderating expansion of our TELUS TV subscriber base (up 9.7% in 2015), growth in TELUS Health solutions and certain rate increases. Higher Internet service revenues are due to a larger high-speed Internet subscriber base (up 6.2% in 2015), bundling of offers with Optik TV, the introduction of usage-based billing and certain rate increases. A general trend of declining wireline voice revenues is due to competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications, increased competition in the small and medium-sized business market, and the impact of the economic slowdown and associated customers’ re-sizing of services.

The trend in Goods and services purchased expense reflects increasing wireless equipment expenses associated with higher-value smartphones in the sales mix and higher retention volumes, increasing content costs due to a growing wireline TELUS TV subscriber base, growing wireless customer service and distribution channel expenses, and increasing non-labour restructuring and other costs, partly offset by lower wireless network operating expenses from operational efficiency initiatives.

The trend in Employee benefits expense reflects increases in compensation and employee-related restructuring costs, as well as more full-time equivalent (FTE) employees supporting business process outsourcing revenue growth, partly offset by lower domestic FTE employees in part due to the reduction of full-time positions announced in November 2015 and higher capitalized labour costs associated with increased capital expenditures, as described in Section 7.3.

The general trend in depreciation and amortization reflects increases due to growth in capital assets in support of the expansion of our broadband footprint and enhanced LTE network coverage, as well as adjustments related to our continuing program of asset life studies.

The general trend in Financing costs reflects an increase in long-term debt outstanding associated with significant investments in wireless spectrum licences acquired in the Department of Innovation, Science and Economic Development’s (formerly Industry Canada) spectrum auctions in 2014 and 2015. Financing costs also include the Employee defined benefit net interest expense that has increased for 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013. Employee defined benefit plans net interest expense is expected to decrease in 2016 as a result of the decrease in net deficit, partially offset by the application of a higher discount rate at December 31, 2015 (see Note 14 of our 2015 Consolidated financial statements). Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the spectrum auctions held by the Department of Innovation, Science and Economic Development, which we expect to deploy into our existing network in future periods (capitalized long-term debt interest is $45 million since commencement in the second quarter of 2015). Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income, including $20 million of interest income in the second quarter of 2015 resulting from the settlement of prior years’ income tax-related matters. In addition, Financing costs in the third quarter of 2014 included long-term debt prepayment premiums of approximately $13 million.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related after-tax interest on reassessments. The trend in basic EPS also reflects the impact of share purchases under our normal course issuer bid (NCIB) program.

The trend in cash provided by operating activities reflects growth in consolidated EBITDA and lower income tax payments in 2015, net of higher interest expenses related to our financing activities. The trend in free cash flow reflects the factors affecting cash provided by operating activities, as well as increases in capital expenditures (excluding spectrum licences), but excludes the effects of certain changes in working capital, such as trade accounts receivable and trade accounts payable. For information on future trends, see Section 9 General trends, outlook and assumptions.

Fourth quarter recap

Results for the fourth quarter of 2015 were discussed in Management’s review of operations contained in our February 11, 2016 news release.

•                  Consolidated operating revenues increased by $89 million or 2.8% in the fourth quarter of 2015, when compared to the fourth quarter of 2014. Wireless network revenue increased year over year by $46 million or 3.0% in the fourth quarter because of subscriber growth and a 0.6% increase in wireless blended ARPU. Wireline data revenues increased year over year by $80 million or 8.8% in the fourth quarter due to growth in Internet and enhanced data services, business process outsourcing services, TELUS TV services and TELUS Health services, while wireline other operating income increased year over year by $11 million or 85% from gains on the sale of certain real estate assets. These increases were partly offset by the year-over-year decline in wireless equipment and other revenues of $18 million or 9.2%, from lower gross additions, net of higher retention volumes, as well as lower Black’s Photography revenue due to the closure of all remaining stores in August 2015 and the continued year-over-year decline in legacy wireline voice revenue of $35 million or 8.9%.

•                  Consolidated EBITDA decreased year over year by $23 million or 2.3% in the fourth quarter of 2015, while EBITDA — excluding restructuring and other costs increased year over year by $50 million or 4.9% in the fourth quarter of 2015. This increase is primarily due to growth in wireless network revenues, and higher wireline data revenues and associated margins, partly offset by higher wireless retention costs and continued declines in legacy wireline voice revenues.

•                  In the fourth quarter of 2015, Net income decreased year over year by $51 million or 16% and basic EPS decreased year over year by $0.07 or 14%. Both net income and basic EPS were affected by higher restructuring and other costs, as well as an increase in depreciation and amortization expenses. Excluding restructuring and other costs and income tax-related adjustments, adjusted basic EPS increased year over year by $0.01 or 1.9%.

•                  Cash provided by operating activities decreased by $54 million in the fourth quarter of 2015 due to higher share-based compensation payments net of  expenses and lower consolidated EBITDA, partly offset by lower restructuring disbursements net of expenses.

•                  Cash used by investing activities increased by $88 million in the fourth quarter of 2015, mainly due to increased capital expenditures primarily from wireline and wireless broadband investments and continued investment in system and network resiliency and reliability.

•                 Cash provided by financing activities increased by $214 million in the fourth quarter of 2015 when compared to the same period in 2014, mainly due to a year-over-year increase of $354 million in long-term debt issued net of repayments, partly offset by higher dividend payments and share purchases under our NCIB program.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the Consolidated financial statements is regularly reported to our chief executive officer (CEO), the chief operating decision-maker. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities — capital expenditures.

Operating revenues

Years ended December 31 ($ millions)	2015	2014	Change
Service	11,590	11,108	4.3%
Equipment	840	819	2.6%
Revenues arising from contracts with customers	12,430	11,927	4.2%
Other operating income	72	75	(4.0)%
	12,502	12,002	4.2%

Consolidated operating revenues increased year over year by $500 million in 2015, as follows:

•                  Service revenue increased by $482 million in 2015, reflecting higher wireless network revenue resulting from growth in the wireless subscriber base and an increased wireless monthly blended ARPU; higher wireline Internet and enhanced data services revenues due to subscriber growth and higher revenue per customer; and increased wireline business process outsourcing, TELUS TV and TELUS Health services revenues. This growth was partly offset by ongoing declines in wireline voice, continued competitive pressures, product substitution, the impacts of the economic slowdown, particularly in Alberta, and a decline in other services revenue.

•                  Equipment revenue increased by $21 million in 2015. Wireless equipment revenues increased by $61 million in 2015, reflecting greater retention volumes and higher-priced smartphones in the sales mix, partly offset by lower gross additions and lower Black’s Photography equipment revenues from the closure of all remaining stores in August 2015. Wireline equipment revenues decreased by $40 million, mainly from declines in business spending.

•                  Other operating income decreased year over year by $3 million in 2015, mainly from a decrease in the current period amortization of deferred revenue in respect of the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities, as well as lower investment income, partly offset by higher gains from the sale of certain real estate assets in 2015.

Operating expenses

Years ended December 31 ($ millions)	2015	2014	Change
Goods and services purchased	5,532	5,299	4.4%
Employee benefits expense	2,708	2,487	8.9%
Depreciation	1,475	1,423	3.7%
Amortization of intangible assets	434	411	5.6%
	10,149	9,620	5.5%

Consolidated operating expenses increased by $529 million in 2015.

•                  Goods and services purchased increased by $233 million in 2015. The increase reflects higher wireless subscriber retention costs to 13.9% of wireless network revenue in 2015, as compared to 11.8% in 2014. This increase also reflects higher non-labour restructuring and other costs mainly from real estate rationalization and an increase in our wireless customer service and distribution channel expenses. This increase was partially offset by lower wireline equipment cost of sales associated with lower equipment revenues, a decline in advertising and promotions expenses, lower wireless network operating costs, and a retroactive assessment of additional TV revenue contribution expense in 2014 of approximately $15 million towards our Canadian programming funding requirements.

•                  Employee benefits expense increased by $221 million in 2015, primarily driven by increased wages and salaries mainly from higher number of FTE employees to support growth in business process outsourcing revenue, as well as higher labour restructuring expenses (see Section 2.2) and increased employee defined pension benefit plan costs. These increases were partially offset by higher capitalized labour costs associated with increased capital expenditures.

•                  Depreciation increased by $52 million in 2015 due to growth in capital assets (such as the broadband network, the wireless LTE network and TELUS TV-related assets), as well as the impact of our continuing program of asset life studies.

•                  Amortization of intangible assets increased by $23 million in 2015, reflecting growth in the intangible asset base, partially offset by software asset life adjustments arising from our continuing program of asset life studies.

Operating income

Years ended December 31 ($ millions)	2015	2014	Change
	2,353	2,382	(1.2)%

Operating income decreased by $29 million in 2015 from increases in total depreciation and amortization expenses of $75 million discussed above, and a decline in wireline EBITDA of $33 million largely driven by higher restructuring and other costs. Partly offsetting this decrease was growth in wireless EBITDA of $79 million, which was limited by higher retention spend and restructuring and other costs.

Financing costs

Years ended December 31 ($ millions)	2015	2014	Change
Gross interest expense	515	446	15.5%
Capitalized long-term debt interest	(45)	—	n/m
Long-term debt prepayment premium	—	13	(100.0)%
Interest expense	470	459	2.4%
Employee defined benefit plans net interest	27	3	n/m
Interest income and foreign exchange net gains	(50)	(6)	n/m
	447	456	(2.0)%

Financing costs decreased by $9 million in 2015, mainly due to the following factors:

•                  Gross interest expense, excluding capitalized long-term debt interest and long-term debt prepayment premium, increased by $69 million or 16% in 2015. This increase was due to growth in the average long-term debt balances outstanding, resulting primarily from the purchase of spectrum licences, partly offset by a reduction in the effective interest rate. As a result of our 2015 financing activities, our weighted average interest rate on long-term debt (excluding commercial paper) was 4.32% as at December 31, 2015, as compared to 4.72% one year earlier. For additional details on our financing activities, see Long-term debt issues and repayments in Section 7.4.

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by the Department of Innovation, Science and Economic Development, which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest will continue until such spectrum is deployed in our network.

•                  Long-term debt prepayment premium decreased by $13 million in 2015. The 2014 premium of $13 million before income taxes was related to the early redemption of $500 million of 5.95% Series CE Notes in September 2014.

•                  Employee defined benefit plans net interest is calculated for each year based on the net defined benefit plan surplus (deficit) at December 31 of the previous year. Employee defined benefit plans net interest expense increased by $24 million in 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013.

•                  Interest income and foreign exchange net gains fluctuate from period to period. Interest income was $25 million in 2015, as compared to $2 million in 2014, mainly due to the settlement of prior years’ income-tax related matters. Foreign exchange net gains were $25 million in 2015, as compared to $4 million in 2014, mainly due to the positive effects of foreign exchange derivatives contracts.

Income taxes

Years ended December 31 ($ millions, except tax rates)	2015	2014	Change
Income taxes computed at applicable statutory rates	505	504	0.2%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	48	—	n/m
Adjustments recognized in the current period for income taxes of prior periods	(30)	(6)	n/m
Other	1	3	(66.7)%
	524	501	4.6%
Income taxes computed at applicable statutory rates (%)	26.5	26.2	0.3	pts.
Effective tax rates (%)	27.5	26.0	1.5	pts.

Total income tax expense increased by $23 million or 4.6% in 2015, mainly due to a $48 million non-cash adjustment in the second quarter of 2015 to revalue deferred income tax liabilities arising from an increase to the Alberta provincial corporate tax rate from 10% to 12% effective July 1, 2015, partly offset by higher recoveries from the settlement of prior years’ income tax-related matters and lower income before income taxes.

Comprehensive income

Years ended December 31 ($ millions)	2015	2014	Change
Net income	1,382	1,425	(3.0)%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	21	7	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	445	(445)	n/m
Comprehensive income	1,848	987	87.2%

Comprehensive income increased by $861 million or 87% in 2015. This was primarily due to positive increases in employee defined benefit plan re-measurements from changes to estimates regarding actuarial assumptions, including an increased discount rate and adjustments in the cost of living allowance indexing assumption, partly offset by a decline in Net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators

At December 31	2015	2014 [1]	Change
Subscribers (000s):
Postpaid	7,352	7,108	3.4%
Prepaid	1,105	1,173	(5.8)%
Total	8,457	8,281	2.1%
Postpaid proportion of subscriber base (%)	86.9	85.8	1.1	pts.
HSPA+ population coverage [2] (millions)	35.7	35.3	1.1%
LTE population coverage [2] (millions)	34.9	31.7	10.1%

Years ended December 31	2015	2014	Change
Subscriber gross additions (000s):
Postpaid	1,014	1,075	(5.7)%
Prepaid	429	545	(21.3)%
Total	1,443	1,620	(10.9)%
Subscriber net additions (000s):
Postpaid	244	357	(31.7)%
Prepaid	(68)	(105)	35.2%
Total	176	252	(30.2)%
Blended ARPU, per month [3] ($)	63.45	62.25	1.9%
Churn, per month [3] (%)
Blended	1.26	1.41	(0.15	)pts.
Postpaid	0.94	0.93	0.01	pts.
Cost of acquisition (COA) per gross subscriber addition [3] ($)	418	385	8.5%
Retention spend to network revenue [3] (%)	13.9	11.8	2.1	pts.
Retention volume [3] (in thousands of units)	2,169	1,971	10.1%

(1)                   Effective January 1, 2014, prepaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, blended ARPU, blended churn and COA per gross subscriber addition) have been adjusted for the inclusion of 222,000 Public Mobile prepaid subscribers in the opening subscriber balances and subsequent Public Mobile subscriber changes.

(2)                   Including network access agreements with other Canadian carriers.

(3)                   See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

Years ended December 31 ($ in millions, except ratios)	2015	2014	Change
Network revenues	6,298	6,008	4.8%
Equipment and other	635	579	9.7%
External operating revenues	6,933	6,587	5.3%
Intersegment network revenue	61	54	13.0%
Total operating revenues	6,994	6,641	5.3%
Data revenue to network revenues (%)	55	50	5	pts.

Total wireless operating revenues increased by $353 million or 5.3% in 2015, reflecting growth in both network and equipment revenues.

Network revenues from external customers increased by $290 million or 4.8% in 2015. Data network revenue increased by 15% in 2015, reflecting growth in the subscriber base, a larger proportion of higher-rate two-year plans in the revenue mix, a favourable postpaid subscriber mix, and increases in data roaming and chargeable data usage, partly offset by the impacts of the economic slowdown, particularly in Alberta. Voice network revenue decreased by 4.9%

in 2015 due to the increased adoption of unlimited nationwide voice plans and continued substitution to data services and features.

•                  Monthly blended ARPU was $63.45 in 2015, reflecting an increase of $1.20 or 1.9% from 2014. The increase was driven by the effects of higher-rate two-year plans, a more favourable postpaid subscriber mix, increased data roaming and moderating growth in chargeable data usage, partly offset by declines in voice revenue, elimination of charges for paper bills and the impact of the economic slowdown, particularly in Alberta. Growth in chargeable data usage slowed during the year as a result of increased data allotments in Your Choice plans commencing June 2015, customer reactions to increased frequency of real-time data usage notifications as part of our customers first initiatives, and the launch of our US Easy Roam service in July 2015 for customers travelling in the United States. These data usage initiatives are aligned with our priority of putting customers first, and are consequently expected to drive margin accretion through higher customer satisfaction.

•                  Gross subscriber additions were 1,443,000 in 2015, reflecting a decrease of 177,000 from 2014. Postpaid gross additions were 1,014,000 in 2015, down 61,000 from 2014 due to the impacts of the economic slowdown, particularly in Alberta, moderating growth in market penetration, increased competitive intensity and the effect of higher handset prices on customer demand. Prepaid gross additions were 429,000 in 2015, reflecting a decrease of 116,000 from 2014 mainly from lower Public Mobile gross additions.

•                  Net subscriber additions were 176,000 in 2015, reflecting a decrease of 76,000 from 2014 due to lower gross subscriber additions, partly offset by an improvement in our blended monthly churn rate. Postpaid net additions were 244,000 in 2015, down 113,000 from 2014 due to the factors affecting gross subscriber additions described above and a modest increase in our postpaid churn rate to 0.94%. Prepaid subscribers decreased by 68,000 in 2015, as compared to a decrease of 105,000 in 2014. Prepaid losses reflect conversions to postpaid services, our focused marketing efforts on higher-value loading and increased competition for prepaid services.

•                  Our average monthly postpaid subscriber churn rate was 0.94% in 2015, as compared to 0.93% in 2014. The modest increase in our postpaid churn rate was mainly due to continued competitive intensity as two-year and three-year customer contracts began expiring concurrently in June 2015, as well as the effects of the economic slowdown, particularly in Alberta, and our focused marketing efforts on higher-value loading. We expect these impacts to continue in 2016. Our blended monthly subscriber churn rate was 1.26% in 2015, as compared to 1.41% in 2014. The improvement in our blended churn rate was due to our increasing proportion of postpaid subscribers in the subscriber base and our continued focus on customers first initiatives, our clear and simple approach and retention programs, partly offset by the economic slowdown, particularly in Alberta, competitive intensity, and our focused marketing efforts on higher-value loading impacting postpaid subscriber churn noted above.

Equipment and other revenues increased by $56 million in 2015, mainly due to higher retention volumes in part from the simultaneous expiration of two-year and three-year contracts, as well as higher-priced smartphones in the sales mix, partly offset by lower gross additions and lower Black’s Photography revenue from the closure of stores in August 2015.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireless segment

Years ended December 31 ($ in millions)	2015	2014	Change
Goods and services purchased:
Equipment sales expenses	1,623	1,423	14.1%
Network operating expenses	759	776	(2.2)%
Marketing expenses	436	426	2.3%
Other [1]	653	603	8.3%
Employee benefits expense [1]	717	686	4.5%
Total operating expenses	4,188	3,914	7.0%

(1)         Includes restructuring and other costs. See Investing in internal capabilities in Section 2.2.

Wireless segment expenses increased by $274 million in 2015.

Equipment sales expenses increased by $200 million in 2015, reflecting increased retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions and lower cost of sales from the closure of Black’s Photography stores in August 2015.

•                  Retention costs as a percentage of network revenue were 13.9% in 2015, as compared to 11.8% in 2014, representing an increase of $165 million or 23%, as compared to 2014. The increase was driven by greater retention volumes in part from the simultaneous expiration of two-year and three-year contracts, as well as increased commissions and higher per-unit subsidy costs due to a continued customer preference for higher-value smartphones, higher subsidies during peak period loading in the third and fourth quarters of 2015 and lower device upgrade fees.

•                  COA per gross subscriber addition was $418 in 2015, an increase of $33 from 2014, mainly due to an increase in per-unit subsidy costs reflecting a greater proportion of postpaid gross additions, increased commissions, higher-value smartphones in the sales mix and increased subsidies during peak period loading in the third and fourth quarters of 2015.

Network operating expenses decreased by $17 million in 2015, reflecting lower network maintenance and support costs resulting from turning down the Public Mobile CDMA network in late 2014, partly offset by higher roaming costs driven by volume increases.

Marketing expenses increased by $10 million in 2015, mainly from higher commission costs driven by higher retention volumes, partly offset by reduced advertising and promotional expenses.

Other goods and services purchased increased by $50 million in 2015, reflecting higher non-labour restructuring and other costs mainly from real estate rationalization, higher bad debt provision to support our growing subscriber base, the expansion of our distribution channels and increases in external labour costs.

Employee benefits expense increased by $31 million in 2015, mainly from higher labour restructuring costs of $23 million, lower capitalized labour costs of $3.6 million and higher share-based compensation of $2.8 million.

EBITDA — Wireless segment

Years ended December 31 ($ millions, except margins)	2015	2014	Change
EBITDA	2,806	2,727	2.9%
Restructuring and other costs included in EBITDA	81	30	170.0%
EBITDA — excluding restructuring and other costs	2,887	2,757	4.7%
EBITDA margin (%)	40.1	41.1	(1.0	)pts.
EBITDA margin — excluding restructuring and other costs (%)	41.3	41.5	(0.2	)pts.

Wireless EBITDA increased by $79 million or 2.9% in 2015. Wireless EBITDA — excluding restructuring and other costs increased by $130 million or 4.7% reflecting network revenue growth driven by a larger customer base and ARPU growth, partly offset by higher retention spend, higher bad debt provisions, and increased customer service and distribution channel expenses.

5.5 Wireline segment

Wireline operating indicators

At December 31 (000s)	2015	2014	Change
Subscriber connections:
High-speed Internet subscribers	1,566	1,475	6.2%
TELUS TV subscribers	1,005	916	9.7%
Residential network access lines (NALs)	1,467	1,556	(5.7)%
Total wireline subscriber connections [1]	4,038	3,947	2.3%

Years ended December 31 (000s)	2015	2014	Change
Subscriber connection net additions (losses):
High-speed Internet	91	80	13.8%
TELUS TV	89	101	(11.9)%
Residential NALs	(89)	(87)	(2.3)%
Total wireline subscriber connection net additions [1]	91	94	(3.2)%

(1)                   Effective December 31, 2015, business NALs has been removed from the reported subscriber base due to its diminishing relevance as a key performance indicator (for example, the impact of migrations from voice lines to IP services has led to business NAL losses without a similar decline in revenue). Accordingly, December 31, 2014 has been retrospectively adjusted to exclude 1,613,000 business NALs in the reported subscriber balances. As of December 31, 2015, the business NAL subscriber base was 1,586,000 and business NAL losses were 27,000 in 2015, as compared to business NAL gains of 2,000 in 2014. Total wireline subscriber connections, if business NALs were included, would have been 5,624,000 in 2015, or an increase of 1.2% from 2014.

Operating revenues — Wireline segment

Years ended December 31 ($ in millions)	2015	2014	Change
Data service and equipment	3,772	3,472	8.6%
Voice service	1,496	1,615	(7.4)%
Other services and equipment	238	255	(6.7)%
Revenues arising from contracts with customers	5,506	5,342	3.1%
Other operating income	63	73	(13.7)%
External operating revenues	5,569	5,415	2.8%
Intersegment revenue	174	175	(0.6)%
Total operating revenues	5,743	5,590	2.7%

Total wireline operating revenues increased by $153 million or 2.7% in 2015 from continued growth in Internet and enhanced data services revenue resulting from a larger subscriber base and higher revenue per customer, growth in business process outsourcing services, growth in TELUS TV services revenue from a larger subscriber base, and increased TELUS Health services revenue, partly offset by declines in legacy voice services and other services and equipment revenues, as well as the impact of the economic slowdown, particularly in Alberta, continued competitive pressures and product substitution.

Revenues arising from contracts with customers increased by $164 million or 3.1% in 2015.

•                  Data service and equipment revenues increased year over year by $300 million, primarily due to: (i) increased Internet and enhanced data service revenues of $125 million resulting from a 6.2% increase in high-speed Internet subscribers over the year, higher revenue per customer from upgrades to faster Internet speeds and larger usage rate Internet plans, subscribers coming off of promotional offers, the introduction of usage-based billing and certain rate increases in late 2014; (ii) growth in business process outsourcing revenues of $120 million; (iii) increased TELUS TV revenues of $48 million resulting from a 9.7% subscriber growth over the year and certain rate increases in 2015; and (iv) increased TELUS Health revenues of $17 million. These increases were partly offset by declines in managed services, video-conferencing revenues and data equipment sales of $10 million, largely driven by an economic slowdown and lower business spending, particularly in Alberta.

•                  Voice service revenues decreased by $119 million in 2015. The decrease reflects the ongoing decline in legacy voice revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, partially offset by certain rate increases. We experienced a 5.7% decline in residential NALs in the year, compared to a 5.3% decline in 2014.

•                  Wireline subscriber connections net additions were 91,000 in 2015, reflecting a modest decline of 3,000 from 2014.

•                  Net additions of high-speed Internet subscribers increased in 2015 when compared to 2014, as a result of the expansion of our high-speed broadband footprint and the pull-through impact from the continued bundling with Optik TV, partially offset by an increase in our customer churn rate. Net additions of TELUS TV subscribers declined in 2015 as expansion of our addressable high-speed broadband footprint and increasing broadband speeds were more than offset by the effects of slower subscriber growth for paid TV services, lower oil sands construction camp activity and increasing competition from over-the-top (OTT) services. In 2015, our TELUS TV subscriber base surpassed the one-million-subscriber mark. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, connecting more homes and businesses directly to fibre and bundling these services together, has resulted in combined Internet and TV subscriber growth of 7.5% in 2015.

•                  Residential NAL losses of 89,000 in 2015 was a modest increase from 87,000 NAL losses in 2014, reflecting the ongoing trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of our bundled service offerings and customers first initiatives.

•                  Other services and equipment revenues decreased by $17 million, reflecting declines in voice equipment sales and the elimination of charges for paper bills.

Other operating income decreased by $10 million in 2015 as a result of a decline in the current period amortization of deferred revenue in respect of the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities, as well as lower investment income, partly offset by higher gains from the sale of certain real estate assets.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses.

Operating expenses — Wireline segment

Years ended December 31 ($ millions)	2015	2014	Change
Goods and services purchased [1]	2,296	2,300	(0.2)%
Employee benefits expense [1]	1,991	1,801	10.5%
Total operating expenses	4,287	4,101	4.5%

(1)                                 Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Total wireline operating expenses increased by $186 million in 2015, primarily due to the following factors:

•                  Goods and services purchased decreased by $4 million in 2015, mainly from a decrease in business equipment cost of sales associated with lower equipment revenues, reduced advertising and promotions costs, and a retroactive assessment of additional TV revenue contribution expense in 2014 of approximately $15 million towards our Canadian programming funding requirements. This decrease was partly offset by higher non-labour restructuring and other costs from real estate rationalization, as well as increased network operating costs and administrative costs to support our growing subscriber base.

•                  Employee benefits expense increased by $190 million in 2015, primarily due to higher compensation and benefit costs of $113 million mainly to support increased business process outsourcing revenue, higher labour restructuring costs of $78 million from efficiency initiatives and increased employee defined benefit pension plan expenses of $29 million, partly offset by increases in capitalized labour costs of $38 million associated with increased capital expenditures.

EBITDA — Wireline segment

Years ended December 31 ($ millions, except margins)	2015	2014	Change
EBITDA	1,456	1,489	(2.2)%
Restructuring and other costs included in EBITDA	145	45	n/m
EBITDA — excluding restructuring and other costs	1,601	1,534	4.4%
EBITDA margin (%)	25.4	26.6	(1.2	)pts.
EBITDA — excluding restructuring and other costs margin (%)	27.9	27.4	0.5	pts.

Wireline EBITDA decreased by $33 million or 2.2% in 2015. EBITDA — excluding restructuring and other costs increased by $67 million or 4.4% in 2015 as compared to revenue growth of 2.7% in 2015 reflecting improving margins in data services, including Internet, TELUS TV, business process outsourcing and TELUS Health services.

6.              Changes in financial position

Financial position at:	December 31
($ millions)	2015	2014	Change		Change includes:
Current assets
Cash and temporary investments, net	223	60	163	n/m	See Section 7 Liquidity and capital resources
Accounts receivable	1,428	1,483	(55)	(4)%	A decrease in days outstanding in receivables, partly offset by an increase in operating revenue
Income and other taxes receivable	1	97	(96)	(99)%	Refund received, as well as Income and other taxes payable for the current year more than offsetting Income and other taxes receivable for prior years
Inventories	360	320	40	13%	An increase in the average unit costs resulting from a higher-value mix of smartphones, partly offset by a decrease in the quantity of wireless handsets on hand
Prepaid expenses	213	199	14	7%	An increase in prepayment of maintenance contracts net of amortization
Real estate joint venture advances	66	—	66	n/m	Amounts reclassified from Non-current assets reflecting advances on the construction facility for the TELUS Garden residential building scheduled for completion in 2016
Derivative assets	40	27	13	48%	An increase in U.S. currency hedging items, partly offset by a decrease from maturation of restricted stock units hedges.
Current liabilities
Short-term borrowings	100	100	—	—%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	1,990	2,019	(29)	(1)%	A decrease in restricted stock unit liability, partly offset by the timing of accounts payable and interest payments and an increase in payroll and other employee-related liabilities
Income and other taxes payable	108	2	106	n/m	An increase is due to current income tax expense in excess of instalments
Dividends payable	263	244	19	8%	An increase in the dividend rate, partly offset by a reduction in shares outstanding as a result of the normal course issuer bid (NCIB) program
Advance billings and customer deposits	760	753	7	1%	An increase in billings to wireless dealers for handsets not activated partly offset by lower customer deposits
Provisions	197	126	71	56%	Primarily employee-related restructuring expenses in excess of associated disbursements
Current maturities of long-term debt	856	255	601	n/m

Amounts reclassified from long-term debt relating to the upcoming maturity of $600 million of our 3.65% Notes, Series CI in May 2016, net of repayment of $125 million of 11.9% Debentures in November 2015, as well as an increase in outstanding commercial paper of $126 million

Current derivative liabilities	2	—	2	n/m	An increase from U.S. currency hedges.
Working capital (Current assets subtracting Current liabilities)	(1,945)	(1,313)	(632)	(48)%

Working capital decreased due to an increase in Current maturities of long-term debt, a decrease in Income and other taxes receivable/payable, an increase in Provisions and a decrease in Accounts receivable, partly offset by an increase in Cash and temporary investments, amounts from Real estate joint venture advances reclassified as current assets, an increase in Inventories and a decrease in Accounts payable and accrued liabilities.

Financial position at:	December 31
($ millions)	2015	2014	Change		Change includes:
Non-current assets
Property, plant and equipment, net	9,736	9,123	613	7%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	9,985	7,797	2,188	28%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	3,761	3,757	4	—%	An increase due to the acquisition of an electronic medical records (EMR) provider
Other long-term assets	593	354	239	68%	An increase in pension and post-retirement assets resulting from actuarial gains in the pension plans, partly offset by the reclassification of real estate joint venture advances to Current assets.
Non-current liabilities
Provisions	433	342	91	27%	An increase in asset retirement obligations arising from a decrease in discount rates, as well as higher restructuring costs expensed in the period and classified as non-current
Long-term debt	11,182	9,055	2,127	23%	See Section 7.4 Cash provided by financing activities for a discussion of our financing activities
Other long-term liabilities	688	931	(243)	(26)%

Primarily a decrease in pension and post-retirement plan liabilities due to a pension plan actuarial gain (resulting in certain of the funded plans becoming net assets rather than net obligations) associated with an increased discount rate and reduction in cost of living allowance indexing assumption, as well as returns on plan assets in excess of the discount rate

Deferred income taxes	2,155	1,936	219	11%	Deferred income tax expense arising from increases in temporary differences and revaluation of the deferred tax liability for the increase in the Alberta corporate income tax rate.
Owners’ equity
Common equity	7,672	7,454	218	3%	Net income of $1.4 billion and Other comprehensive income of $466 million, net of dividend declarations of $1.0 billion and share purchase activity under our NCIB program of $620 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

7.1 Overview

In 2015, we paid $1.5 billion for wireless spectrum licences acquired in the first quarter AWS-3 spectrum auction, $479 million for the licences acquired in the second quarter 2500 MHz spectrum auction and $58 million for the licences acquired in the third quarter residual spectrum auction (700 MHz and AWS-3 bands). In March 2015, we publicly issued $1.75 billion of senior unsecured notes in three series with the proceeds mainly used to fund the spectrum licences purchased in the AWS-3 spectrum auction, repay approximately $110 million of indebtedness drawn from the 2014 Credit Facility and repay approximately $135 million of outstanding commercial paper. We utilized existing Short-term borrowings and long-term credit facilities to fund the spectrum licences purchased in the 2500 MHz and residual spectrum licence auctions. In December 2015, we publicly issued $1.0 billion of senior unsecured notes in two series with the proceeds used to repay $956 million of outstanding commercial paper and to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on our Series CI Notes due May 2016.

In 2015, we paid dividends of $992 million to the holders of Common Shares and returned $628 million of cash to shareholders through share purchases under our completed 2015 and advanced 2016 normal course issuer bid (NCIB). During the month ended January 31, 2016, 1.0 million of our Common Shares were purchased by way of the automatic share purchase plan (ASPP) at a cost of $39 million. Subsequent to December 31, 2015, we paid dividends of $263 million to the holders of Common Shares in January 2016. Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3.

Cash flows

Years ended December 31 ($ millions)	2015	2014	Change
Cash provided by operating activities	3,542	3,407	4.0%
Cash used by investing activities	(4,477)	(3,668)	(22.1)%
Cash provided (used) by financing activities	1,098	(15)	n/m
Increase (decrease) in Cash and temporary investments, net	163	(276)	159.1%
Cash and temporary investments, net, beginning of period	60	336	(82.1)%
Cash and temporary investments, net, end of period	223	60	n/m

7.2 Cash provided by operating activities

Cash provided by operating activities increased by $135 million in 2015.

Analysis of changes in cash provided by operating activities

Years ended December 31 ($ millions)	2015	2014	Change
EBITDA (see Section 5.4 and Section 5.5)	4,262	4,216	46
Restructuring and other costs, net of disbursements	97	1	96
Employee defined benefit plans expense, net of employer contributions	24	(1)	25
Share-based compensation expense, net of payments	(38)	74	(112)
Interest paid, including long-term debt prepayment premium of $13 million in September 2014	(458)	(412)	(46)
Interest received	24	2	22
Income taxes paid, net of refunds received	(256)	(464)	208
Other operating working capital changes	(113)	(9)	(104)
Cash provided by operating activities	3,542	3,407	135

•                  Restructuring and other costs, net of disbursements, increased in 2015, primarily due to increased year-over-year restructuring and other costs mainly from the reduction of full-time positions announced in November 2015, closure of the remaining Black’s Photography retail stores in August 2015 and other real estate rationalizations, partly offset by higher year-over-year associated disbursements.

•                  Share-based compensation expense, net of payments, decreased in 2015, mainly from higher year-over-year cash outflows associated with restricted stock units (RSUs) arising from a timing difference which resulted in a cash outflow that would have typically arisen in the fourth quarter of 2014 but ended up occurring in the first quarter of 2015 due to a delay in our 2012 annual allocation of RSUs.

•                  Income taxes paid, net of refunds received, decreased in 2015, mainly reflecting lower required instalments and a lower final income tax payment for the 2014 income tax year than was required in the comparable period of 2014 for the 2013 income tax year.

•                  Other operating working capital changes reflected a net $104 million decrease in 2015, compared to 2014. This included a decrease in Accounts payable and accrued liabilities and an increase in Inventories, partly offset by decreases in Accounts receivable and Prepaid expenses. (See Section 6 Changes in financial position and Note 25(b) of the Consolidated financial statements.)

7.3 Cash used by investing activities

Cash used by investing activities increased by $809 million in 2015 and included the following:

•                  Cash payments for capital assets (excluding spectrum licences) increased by $149 million in 2015, including a $218 million increase in capital expenditures (see table and discussion below), partly offset by a $66 million comparative increase in Accounts payable and accrued liabilities that reflected payment timing differences in respect of capital expenditures.

•                  Our payments for spectrum licences were $2.0 billion in 2015, as compared to approximately $1.2 billion in 2014.

•                  In 2015, we made business acquisitions and related investments to complement our existing lines of business, totalling $10 million, as compared to $49 million in 2014.

•                  Our receipts from the real estate joint ventures, net of advances and contributions, were $48 million in 2015, mainly from repayment of construction financing by the TELUS Garden real estate joint venture pursuant to its bond issuance for the completed, and now occupied, office tower. This compares to advances and contributions to the real estate joint ventures, net of receipts, of $53 million in 2014.

Capital expenditure measures

Years ended December 31 ($ millions, except capital intensity)	2015	2014	Change
Capital expenditures (excluding spectrum licences and non-monetary transactions) [1]
Wireless segment	893	832	7.3%
Wireline segment	1,684	1,527	10.3%
Consolidated	2,577	2,359	9.2%
Wireless segment capital intensity (%)	13	13	—	pt.
Wireline segment capital intensity (%)	29	27	2	pts.
Consolidated capital intensity [2] (%)	21	20	1	pt.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows.

(2)              See calculation and description in Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures increased by $61 million in 2015, due to the continued investment in wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the deployment of 700 MHz spectrum, as well as the continued investment in system resiliency and reliability in support of our ongoing customers first initiatives, and to ready the network and systems for future retirement of legacy assets. Wireless segment capital intensity of 13% in 2015 was consistent with 2014.

Wireline segment capital expenditures increased by $157 million in 2015. We continued to invest in our wireline broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. This investment supports our high-speed Internet and Optik TV subscriber growth, as well as customers’ demand for faster Internet speeds, and extends the reach and functionality of our healthcare solutions. We also continued to make investments in system and network resiliency and reliability. Wireline segment capital intensity was 29% in 2015, up from 27% in 2014.

7.4 Cash provided by financing activities

Net cash provided by financing activities increased year over year by $1.1 billion in 2015. Financing activities included the following:

Dividends paid to the holders of Common Shares

Dividends paid to the holders of Common Shares totalled $992 million in 2015, a year-over-year increase of $79 million. The increase reflects higher dividend rates under our dividend growth program, offset by lower outstanding shares resulting from shares purchased and cancelled under our NCIB programs.

Purchase of Common Shares for cancellation

Under our 2015 NCIB, which commenced October 1, 2014, we purchased approximately 9.3 million shares in 2015, for $385 million, reaching the aggregate maximum purchase cost of $500 million on September 14, 2015. In respect of our 2016 NCIB, which commenced September 15, 2015, we purchased approximately 6.3 million of our Common Shares for $243 million during the remainder of 2015. See Section 4.3 for details of our planned multi-year share purchase program through 2016.

Normal course issuer bids in 2015

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in Accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	3,793,200	41.06	156	—	156
Second quarter	3,322,600	40.74	135	29	106
Third quarter	2,531,862	43.43	110	(30)	140
Fourth quarter	5,962,800	39.15	234	8	226
Total	15,610,462	40.64	635	7	628

In January 2016, we purchased, by way of the ASPP, 1,043,300 Common Shares for cancellation under our 2016 NCIB.

Normal course issuer bid in 2016

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Decrease in Accounts payable ($ millions)	Cash outflow ($ millions)
January 2016	1,043,300	37.34	39	(5)	44

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to the transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables). Proceeds were $100 million at December 31, 2015, consistent with the balance at December 31, 2014.

Long-term debt issues and repayments

Long-term debt issues, net of repayments, were $2.7 billion in 2015 and were composed primarily of:

•                  A March 24, 2015, public issue of $1.75 billion of senior unsecured notes in three series composed of a $250 million offering at 1.50% due March 27, 2018, a $1.0 billion offering at 2.35% due March 28, 2022, and a $500 million offering at 4.40% due January 29, 2046. The net proceeds were used to fund a portion of the $1.5 billion purchase price of the wireless spectrum licences acquired in the Department of Innovation, Science and Economic Development’s AWS-3 spectrum auction during the first quarter of 2015, and to repay approximately $110 million of indebtedness drawn from the 2014 Credit Facility and approximately $135 million of outstanding commercial paper. The remainder was used for general corporate purposes.

•                  A $400 million draw on our five-year revolving credit facility in the second quarter of 2015, which was reduced to $NIL during the third quarter of 2015. At December 31, 2015, no amounts were drawn against our five-year credit facility ($256 million was utilized to backstop outstanding commercial paper). Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.6 Credit facilities).

•                  A November 23, 2015, repayment of our $125 million TELUS Communications Inc. Series 2 Debentures, upon maturity.

•                  A December 8, 2015, public issue of $1.0 billion of senior unsecured notes composed of a $600 million offering at 3.75% due March 10, 2026 and $400 million of 4.85% Notes through the re-opening of Series CP notes, maturing April 5, 2044. The net proceeds were used to repay approximately $956 million of outstanding commercial paper and to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on TELUS’ Series CI Notes due May 2016. The balance will be used for general corporate purposes.

•                  A net increase in commercial paper to $256 million at December 31, 2015, all of which is denominated in U.S. dollars (U.S.$185 million), from $130 million at December 31, 2014.

All of our debt transactions contributed to an increase in our average term to maturity of long-term debt (excluding commercial paper) to approximately 11.1 years at December 31, 2015, compared to approximately 10.9 years at the end of 2014. Additionally, our weighted average cost of long-term debt was 4.32% at December 31, 2015, compared to 4.72% at the end of 2014.

In comparison, in 2014, we had long-term debt issues, net of repayments of $1.8 billion, composed of:

•                  An April 4, 2014, public issue of $1.0 billion of senior unsecured notes in two series: a $500 million offering at 3.20% due April 5, 2021, and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

•                  A September 10, 2014, public issue of $1.2 billion of senior unsecured notes in two series: an $800 million offering at 3.75% due January 17, 2025, and a $400 million offering at 4.75% due January 17, 2045. The net proceeds were used to repay indebtedness consisting of: (i) advances on the 2014 credit facility and commercial paper issued to fund a substantial portion of the early redemption, on September 8, 2014, of our $500 million 5.95% Series CE Notes; and (ii) other outstanding commercial paper, which had been incurred for general corporate purposes.

•                  A net increase in commercial paper to $130 million at December 31, 2014, from a $NIL balance at December 31, 2013.

7.5 Liquidity and capital resource measures

Net debt was $12.0 billion as at December 31, 2015, an increase of $2.6 billion when compared to one year earlier, resulting from incremental debt issued (primarily for the acquisition of AWS-3 and 2500 MHz spectrum licences), as discussed above.

Fixed-rate debt as a proportion of total indebtedness was 97% as at December 31, 2015, down from 98% one year earlier, due to an increase in commercial paper, which emulates floating-rate debt.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.66 times for the year ended December 31, 2015, up from 2.19 times one year earlier. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. At the end of 2015, this ratio was outside of the long-term objective range due to the issuance of incremental debt primarily for the acquisition of spectrum licences, which were auctioned in unprecedented amounts and in atypical concentrations during 2014 and 2015, partly offset by growth in EBITDA — excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. While this ratio currently exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or years ended, December 31	2015	2014	Change
Components of debt and coverage ratios [1] ($ millions)
Net debt	11,953	9,393	2,560
EBITDA — excluding restructuring and other costs	4,488	4,291	197
Net interest cost [2]	465	453	12
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	97	98	(1	)pt.
Average term to maturity of long-term debt (excluding commercial paper) (years)	11.1	10.9	0.2
Weighted average interest rate on long-term debt (excluding commercial paper)	4.32	4.72	(0.40)
Net debt to EBITDA — excluding restructuring and other costs [1] (times)	2.66	2.19	0.47
Coverage ratios [1] (times)
Earnings coverage	4.8	5.3	(0.5)
EBITDA — excluding restructuring and other costs interest coverage [2]	9.7	9.5	0.2
Other measures (%)
Dividend payout ratio of adjusted net earnings [1,3]	73	66	7	pts.
Dividend payout ratio [1,3]	73	66	7	pts.

(1)              See Section 11.1 Non-GAAP and other financial measures.

(2)              The figure for the 12-month period ended December 31, 2014 has been restated.

(3)              For the year ended December 31, 2015, the numerator period has been aligned with the denominator period; the comparative amounts have been restated. (See Section 11.1.)

Earnings coverage ratio for the 12-month period ended December 31, 2015, was 4.8 times, down from 5.3 times one year earlier. Higher borrowing costs reduced the ratio by 0.4, while a decline in income before borrowing costs and income taxes reduced the ratio by 0.1.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended December 31, 2015, was 9.7 times, up from 9.5 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4, while an increase in net interest costs reduced the ratio by 0.2. (See Section 7.6 Credit facilities.)

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout ratio guideline of 65 to 75% of prospective sustainable earnings. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. These historical ratios are presented for illustrative purposes in evaluating our target guideline, and for the year ended December 31, 2015, were consistent with the objective range.

7.6 Credit facilities

At December 31, 2015, we had liquidity of $2.0 billion available from unutilized credit facilities and $134 million available from uncommitted letters of credit facilities, as well as $400 million available under our trade receivables securitization program (see Section 7.7). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

Revolving credit facility at December 31, 2015

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility [1]	May 31, 2019	2,250	—	—	(256)	1,994

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00, at the end of any financial quarter. Our consolidated leverage ratio was approximately 2.66 to 1.00 as at December 31, 2015, and our consolidated coverage ratio was approximately 9.65 to 1.00 as at December 31, 2015, and these ratios are expected to remain well above the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA —

excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at December 31, 2015 (December 31, 2014 — $1.2 billion), including a U.S. dollar denominated commercial paper program for up to U.S.$1.0 billion within this maximum aggregate amount. The commercial paper program is to be used for general corporate purposes, including but not limited to capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other letter of credit facilities

As at December 31, 2015, we had $202 million of letters of credit outstanding (December 31, 2014 — $164 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $134 million at December 31, 2015.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2016, and available liquidity was $400 million at December 31, 2015. (See Note 19 of the Consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd., or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of February 11, 2016.

7.8 Credit ratings

As at February 11, 2016, our investment grade credit ratings were in the range of BBB+ or the equivalent. In May 2015, DBRS Ltd. announced a downgrade to its long-term rating of TELUS, but such revised rating is still consistent with our objective of maintaining investment grade credit ratings in the range of BBB+ or the equivalent. DBRS had also downgraded its short-term credit rating for TELUS, which limits our ability to access the commercial paper markets in Canada. We expect to be able to continue to access short-term funding from other available sources, including the U.S. commercial paper market.

We believe adherence to most of our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets. (See Section 10.7 Financing and debt requirements.)

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to are set out below and described in Note 4 of the Consolidated financial statements. Our policies in respect of the recognition and measurement of financial instruments are described in Note 1(c) of the Consolidated financial statements.

Risks
	Recognition and measurement			Market risks
Financial instrument	accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Accounts receivable	Loans and receivables	X		X
Construction credit facilities advances to real estate joint venture	Loans and receivables				X
Short-term obligations	Amortized cost		X	X	X
Accounts payable	Amortized cost		X	X
Provisions	Amortized cost		X	X		X
Long-term debt	Amortized cost		X	X	X
Measured at fair value
Cash and temporary investments	Fair value through net income	X		X	X
Long-term investments (not subject to significant influence) [1]	Available-for-sale			X		X
Foreign exchange derivatives [2]	Fair value through net income; part of a cash flow hedging relationship	X	X	X
Share-based compensation derivatives [2]	Fair value through net income; part of a cash flow hedging relationship	X	X			X

(1)              Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured.

(2)              Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Credit risk

Credit risk arises from Cash and temporary investments, Accounts receivable and derivative financial instruments. We mitigate credit risk as follows:

•                  Credit risk associated with Cash and temporary investments is managed by ensuring that these financial assets are placed with governments, major financial institutions that have been accorded strong investment grade ratings by a primary rating agency, and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

•                  Credit risk associated with Accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. At December 31, 2015, the weighted average life of past-due customer Accounts receivable was 62 days (2014 — 62 days).

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer Accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer Accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer Accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer Accounts receivable are written off directly to the doubtful accounts expense.

•                  Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining bilateral bank facilities and a syndicated credit facility (see Section 7.6 Credit facilities); maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in the long-term debt principal maturities chart in Section 4.3. As at December 31, 2015, we had liquidity of $2.0 billion available from unutilized credit facilities, as well as $400 million available under our trade receivables securitization program, and we could offer $250 million of debt or equity securities pursuant to a shelf prospectus that is in effect until December 2016. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We also believe that our investment grade credit ratings contribute to reasonable access to capital markets.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted in the table in Note 4(c) of the Consolidated financial statements.

Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign-currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions, commitments and commercial paper.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, construction credit facility advances made to the real estate joint ventures, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and, as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint ventures is not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt, other than for commercial paper and amounts drawn on our credit facilities, is fixed-rate debt (see Section 7.5). The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Other price risk

•                  Provisions: We are exposed to other price risk arising from written put options provided for non-controlling interests.

•                  Long-term investments: We are exposed to equity price risk arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

•                  Share-based compensation derivatives: We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements have been entered into that fix the cost associated with our RSUs (see Note 13(c) of the Consolidated financial statements).

Market risk

Net income and other comprehensive income for the years ended December 31, 2015 and 2014 could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to market risks is shown in Note 4(g) of the Consolidated financial statements.

Fair values — General

The carrying values of Cash and temporary investments, Accounts receivable, short-term obligations, Short-term borrowings, Accounts payable and certain provisions (including restructuring Accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our Long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are as set out in Note 4(h) of the Consolidated financial statements.

Fair values — Derivative and non-derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition, and our Long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in tables in Note 4(h) of the Consolidated financial statements.

Recognition of derivative gains and losses

Gains and losses, excluding income tax effects, on derivative instruments that are classified as cash flow hedging items, as well as gains and losses on derivative instruments that are classified as held for trading items and that are not designated as being in a hedging relationship, and their respective locations within the Consolidated statements of income and other comprehensive income, are detailed in Note 4(i) of the Consolidated financial statements.

Commitments and contingent liabilities

Contractual obligations as at December 31, 2015

($ millions)	2016	2017	2018	2019	2020	Thereafter	Total
Short-term borrowings
Interest obligations	1	—	—	—	—	—	1
Principal obligations [1]	100	—	—	—	—	—	100
	101	—	—	—	—	—	101
Long-term debt
Interest obligations	497	474	455	453	402	3,733	6,014
Principal maturities [2]	856	700	250	1,000	1,000	8,324	12,130
	1,353	1,174	705	1,453	1,402	12,057	18,144
Construction credit facilities commitment [3]	131	—	—	—	—	—	131
Minimum operating lease payments [3,4]	212	183	169	144	125	852	1,685
Occupancy costs [3]	89	88	86	80	75	489	907
Purchase obligations [5]
Operating expenditures	579	161	102	90	86	216	1,234
Capital expenditures	293	86	2	—	—	—	381
	872	247	104	90	86	216	1,615
Non-interest bearing financial liabilities	1,895	28	8	6	6	6	1,949
Other obligations	(16)	9	—	—	—	—	(7)
Total	4,637	1,729	1,072	1,773	1,694	13,620	24,525

(1)              See Section 7.7 Sale of trade receivables.

(2)              See Long-term debt maturity chart in Section 4.3.

(3)              Construction credit facilities reflect loan amounts for a real estate joint venture, a related party. Minimum operating lease payments and occupancy costs include transactions with real estate joint ventures. See Section 7.11 Transactions between related parties.

(4)              Total minimum operating lease payments include approximately 37% in respect of our five largest leases for office premises over various terms, with expiry dates that range between 2024 and 2036; and approximately 29% in respect of wireless site leases with a weighted average term of approximately 17 years. Total minimum operating lease payments with related parties are approximately $277 million. See Note 23(a) of the Consolidated financial statements.

(5)              Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2015. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

As at December 31, 2015, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers. (See Section 10.9 Litigation and legal matters.)

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Section 10.9. This is a significant judgment for us (see Note 1(b) of the Consolidated financial statements).

7.10 Outstanding share information

Outstanding shares (millions)	December 31, 2015	January 31, 2016
Common Shares	594	593
Common Share options — all exercisable	2	2

7.11 Transactions between related parties

Investments in significant controlled entities

As at December 31, 2015, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which, in turn, ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2014.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $65 million in 2015, as compared to $45 million in 2014. See Note 24(a) of the Consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit pension plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

During 2015, we had transactions and have lease commitments with the real estate joint ventures, which are related parties to us, as set out in Note 18 and Note 23(a) of our Consolidated financial statements, respectively. In regard to the TELUS Garden real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2016 (approximately $38 million at December 31, 2015) and construction credit facilities ($136 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). For the TELUS Sky™ real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2018 (approximately $124 million at December 31, 2015) and construction credit facilities ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender). As at December 31, 2015, we had no liability recorded in respect of either TELUS Garden or TELUS Sky real estate joint venture obligations and guarantees.

Future minimum lease payments in respect of our office space operating leases at TELUS Garden and TELUS Sky are set out in Note 23(a) of the Consolidated financial statements.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2015. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

Examples of significant judgments, apart from those involving estimation, include the following:

•                  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes. In the normal course, we make changes to our assessments regarding presentation materiality so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

•                  In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue. See Note 2 of our Consolidated financial statements for significant changes to IFRS-IASB that are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of revenue and the classification of our revenues presented as either service or equipment.

•                  We must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe this method faithfully depicts the transfer of the services and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered and accepted by the end-user customers.

•                  Principally in the context of revenue-generating transactions involving wireless handsets, we must make judgments about whether third-party re-sellers delivering equipment to our customers are acting in the transaction as principals or as our agents. Upon due consideration of the relevant indicators, we believe the decision to consider the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions as we are the primary obligor to the end-user customers.

•                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segmented information). A significant judgment we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered both operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations continue to converge, it may become impractical, if not impossible, to objectively distinguish between our wireless and wireline operations and cash flows. If sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business or discrete operating segments; rather, they could each become a group of similar products and services.

As well, if it were to become impractical to distinguish between our wireless and wireline cash flows, which would be evidence of their interdependence, this could result in the unification of the current wireless cash-generating unit and the current wireline cash-generating unit as a single cash-generating unit for impairment testing purposes.

•                  The view that our spectrum licences granted by the Canadian Department of Innovation, Science and Economic Development will likely be renewed by the Department of Innovation, Science and Economic Development, that we intend to renew them, that we believe we have the financial and operational ability to renew them and, thus, that they have an indefinite life, as discussed further in Note 17(b) of the December 31, 2015, Consolidated financial statements.

•                  In connection with the annual impairment testing of Intangible assets with indefinite lives and Goodwill, there are instances where we must exercise judgment in allocating our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary because of the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date and our continuous development. There are instances where similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the discounted cash flow projections that are used in the annual impairment testing, as discussed further in Note 17(c) of the December 31, 2015, Consolidated financial statements.

•                  In respect of claims and lawsuits, as discussed further in Note 23(c) of the Consolidated financial statements for the year ended December 31, 2015, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Our critical accounting estimates and assumptions are described below.

General

•                  In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect the methodology or assumptions, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

•                  In the normal course, we make changes to assumptions underlying all critical accounting estimates to reflect: current economic conditions, updated historical information used to develop the assumptions, and changes in our credit ratings, where applicable. Unless indicated otherwise in the discussion below, we expect that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

•                  Our critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
		Operating revenues					Employee
Consolidated statements of financial position	Operating expenses	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	Financing costs	defined benefit plans remeasurements[2]
Employee defined benefit pension plans			X	X1	X1	X	X2
Intangible assets, net, and Goodwill, net					X3
Property, plant and equipment, net				X
Provisions for asset retirement obligations		X		X		X
Investments	X
Accounts receivable		X
Inventories		X

(1)         Accounting estimate impact due to internal labour capitalization rates.

(2)         Other comprehensive income — Item never subsequently reclassified to income.

(3)         Accounting estimate, as applicable to Intangible assets with indefinite lives and Goodwill, primarily relates to spectrum holdings and accordingly affects our wireless cash-generating unit.

•                  All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about Goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable), Current liabilities (Income and other taxes payable), Deferred income tax liabilities and Common equity (retained earnings). The discussion of each critical accounting estimate does not differ between our two segments, wireless and wireline, unless explicitly noted.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•                  We review industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed-term investments. The discount rate is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries, and is reviewed quarterly for significant changes. Future increases in compensation are based upon the current benefits policies and economic forecasts.

•                  On an annual basis, at a minimum, the defined benefit pension plan assumptions are assessed and revised as appropriate. When the defined benefit pension plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis. Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include life expectancy, discount rates, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of assumptions that have been revised to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 14 of the Consolidated financial statements for further analysis.

•                  The above accounting estimate related to employee defined benefit pension plans is in respect of components of the Operating expenses line item, Financing costs line item and Other comprehensive income line item on our Consolidated statements of income and other comprehensive income. If the future were to adversely differ from our best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, we could experience future increased (or decreased) defined benefit pension expense, financing costs and charges to Other comprehensive income.

Property, plant and equipment, net; Intangible assets, net; and Goodwill, net

General

•                  The Property, plant and equipment, net, line item on our Consolidated statements of financial position represents approximately 37% of total assets at December 31, 2015 (39% at December 31, 2014).

•                  The Intangible assets, net, line item represents approximately 38% of total assets at December 31, 2015 (34% at December 31, 2014). Included in Intangible assets are spectrum licences, which represent approximately 32% of total assets at December 31, 2015 (28% at December 31, 2014).

•                  The Goodwill, net, line item represents approximately 14% of total assets at December 31, 2015 (16% at December 31, 2014).

•                  If our estimated useful lives of assets were incorrect, we could experience increased or decreased charges for amortization or depreciation in the future. If the future were to differ adversely from our best estimate of key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future material impairment charges in respect of our Property, plant and equipment assets, our Intangible assets or our Goodwill. If Intangible assets with indefinite lives were determined to have finite lives at some point in the future, we could experience increased charges for amortization of Intangible assets. Such charges in and of themselves do not result in a cash outflow and would not immediately affect our liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

•                  The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.

•                  Assumptions underlying the estimated useful lives of assets include the life cycle of technology, competitive pressures and future infrastructure utilization plans.

The recoverability of Intangible assets with indefinite lives; the recoverability of Goodwill

•                  The carrying values of Intangible assets with indefinite lives and Goodwill are periodically tested for impairment and this test represents a significant estimate for us.

•                  The recoverable amounts of the cash-generating units’ assets have been determined based on a value-in-use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future. The value-in-use calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples.

•                  See Note 17(c) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•                  Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are only recognized when it is more likely than not that the ultimate determination of the tax treatment of the position will result in the benefit being realizable. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to change and interpretation.

•                  Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxation authorities, net of periodic instalment payments. Deferred income tax liabilities are composed of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities, as well as the tax effect of undeducted tax losses. The timing of the reversal of temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are, therefore, subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted tax losses, are based upon the assessment and measurement of tax positions as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•                  This accounting estimate is in respect of material asset and liability line items on our Consolidated statements of financial position comprising less than 1% of total assets at December 31, 2015 (less than 1% at December 31, 2014) and approximately 9% of total liabilities and owners’ equity at December 31, 2015 (8% at December 31, 2014). If the future were to adversely differ from our best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, we could experience material deferred income tax adjustments. Such deferred income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Provisions for asset retirement obligations

Certain economic assumptions used in provisioning for asset retirement obligations

•                  Asset retirement obligation provisions are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of Property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset.

•                  On an annual basis, at a minimum, assumptions underlying the provisions for asset retirement obligations include expectations, which may span numerous decades, about inflation, discount rates and the timing and amount of the underlying future cash flows. Material changes in financial position would arise from reasonably likely changes, because of assumptions that have been revised to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate.

•                  This accounting estimate is in respect of the asset retirement obligations component of the Provisions line item on our Consolidated statements of financial position, and this component comprises approximately 1% of total liabilities and owners’ equity at December 31, 2015 (approximately 1% at December 31, 2014). If the provisions for asset retirement obligations were inadequate, we could experience a charge to Goods and services purchased expense in the future. A charge for an inadequate asset retirement obligation provision would result in a cash outflow proximate to the time that the asset retirement obligation is satisfied.

Investments

The recoverability of long-term investments

•                  We assess the recoverability of our long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific-identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•                  The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. Our estimate of the recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (we do not control the investees).

•                  Investments are included in the Other long-term assets line item on our Consolidated statements of financial position, which itself comprises approximately 2% of total assets at December 31, 2015 (2% at December 31, 2014). If the allowance for recoverability of long-term investments were inadequate, we could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow. When there is clear and objective evidence of an increase in the fair value of an investment, which may be indicated by either a recent sale of shares by another current investor or the injection of new cash into the entity from a new or existing investor, we recognize the after-tax increase in value in Other comprehensive income (change in unrealized fair value of available-for-sale financial assets).

Accounts receivable

General

•                  When determining our allowance for doubtful accounts, we consider the business area that gave rise to the Accounts receivable, conduct statistical analysis of portfolio delinquency trends and perform specific account identification.

•                  These accounting estimates are in respect of the Accounts receivable line item on our Consolidated statements of financial position comprising approximately 5% of total assets at December 31, 2015 (6% at December 31, 2014). If the future were to differ adversely from our best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, we could experience a doubtful account expense in the future. Such a doubtful account expense in and of itself does not result in a cash outflow.

The allowance for doubtful accounts

•                  The estimate of our allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of Accounts receivable, which can vary on a month-to-month basis. The variance in the balance of Accounts receivable can arise from a variance in the amount and composition of Operating revenues and from variances in Accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•                  We determine our allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•                  Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. Our estimate of the allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

•                  This accounting estimate is in respect of the Inventories line item on our Consolidated statements of financial position, which comprises approximately 1% of total assets at December 31, 2015 (approximately 1% at December 31, 2014). If the allowance for inventory obsolescence were inadequate, we could experience a charge to Goods and services purchased expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

8.2 Accounting policy developments

•                  Revenue from contracts with customers: IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board on July 22, 2015. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. We are currently assessing the impacts and transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and possibly the capitalization of the costs of contract fulfilment (as defined by the new standard). The timing of revenue recognition and the classification of our revenues as either service revenues or equipment revenues will be affected, since the allocation of consideration in multiple element arrangements (solutions for our customers that may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time) will no longer be affected by the current limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless segment. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of total contract revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of contract revenue relative to the associated cash inflows will also result in the recognition of an amount reflecting the resulting difference as an asset. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware or promotional pricing plans will be similarly affected.

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard. The new standard will result in our wireless and wireline segments’ costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice of immediately expensing such costs.

Our operations and associated systems are complex and our accounting for millions of multi-year contracts with our customers will be affected. Significantly, in order to effect the associated accounting, incremental compilation of historical data will be necessary for the millions of already existing multi-year contracts with our customers that are expected to be in-scope for purposes of transitioning to the new standard. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) we will need to have in place in order to comply with the new standard extends into mid-2017. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

•                  Leases: IFRS 16, Leases, was released by the International Accounting Standards Board in January 2016, is required to be applied for years beginning on or after January 1, 2019, and supersedes IAS 17, Leases. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to improve the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including for most leases which would be currently accounted for as operating leases. Leases with durations of 12 months or less and leases for low-value assets are both exempted. As set out in Note 23(a) of the Consolidated financial statements, we currently have significant operating lease commitments.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would be currently accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term. The presentation on the statement of income and other comprehensive income required by the new standard will result in most lease expenses being presented as amortization of lease assets and financing costs arising from lease liabilities rather than as being a part of goods and services purchased.

Relative to the results of applying the current standard, the lessee’s statement of cash flows will reflect increased operating activity cash flows equally offset by decreased financing activity cash flows due to the payment of the “principal” component of leases, which would be currently accounted for as operating leases, being presented as a cash flow use within financing activities under the new standard.

We are currently assessing the impacts and transition provisions of the new standard, but we expect that our Consolidated statement of financial position will be materially affected, as will be debt-related and operation-related financial metrics. At this time it is not possible to make reasonable quantitative estimates of the effects of the new standard.

•                  Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2016, are expected to have no significant effect on our financial performance.

9.              General trends, outlook and assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Telecommunications industry trends

We estimate that Canadian telecommunications industry revenues (including TV and excluding media) grew by about 2% to approximately $58 billion in 2015. Wireless and data services again drove industry growth, as the changing entertainment consumption behaviours of consumers continued to favour data-intensive smartphones and tablets.

As one of Canada’s largest telecommunications companies, TELUS generated revenues of $12.5 billion in 2015, representing approximately 22% of industry revenues, with wireless services representing the largest portion of our business. In our wireline business, growth in high-speed Internet access, data and TV services, as well as a growing revenue base in business process outsourcing and services to the healthcare industry, are offsetting declining demand for legacy voice services.

Economic growth in Canada, estimated at 1.1% in 2015, was lower than the 2.1% assumed when we announced our 2015 financial targets. Significant downward pressures on prices for most commodities, particularly oil, continue to generate macroeconomic headwinds in Canada as we enter 2016, particularly in Alberta, which is a key market for TELUS. To mitigate against these pressures, we have accelerated our operational efficiency initiatives and are focusing resources on growth opportunities.

We believe that we may continue to moderately grow both wireless and wireline EBITDA due to the continued high demand for data consumption and high-speed Internet access in both wireless and wireline segments; our consistent strategic focus on our core wireless and wireline capabilities (see Section 2.2 Strategic imperatives and Section 4.1 Principal markets addressed and competition); significant ongoing investments in our leading broadband networks; continued efforts to enhance operational efficiency; and our intense focus on the customer experience across all areas of our operations.

Wireless

Based on publicly reported competitors’ results and estimates, the Canadian wireless industry experienced year-over-year revenue and EBITDA growth of approximately 7% and approximately 5%, respectively, in 2015 (both approximately 5% in 2014). Growth in our wireless revenue and EBITDA — excluding restructuring and other costs in 2015 were 5.3% and 4.7%, respectively.

The Canadian wireless industry added approximately 780,000 new subscribers in 2015, compared to approximately 670,000 in 2014. Industry additions in 2015 represent an increase in the penetration rate of approximately two percentage points, compared to approximately 1.5 percentage points in 2014. We expect penetration to continue increasing in 2016 and future years, albeit at a slower pace.

Comparison of wireless industry metrics

	2016	2015
Market penetration of population
Canada	84%	83%
U.S.	124%	118%
Europe	up to 184%	up to 182%
Asia-Pacific	up to 164%	up to 169%
Data usage (percentage of ARPU)
Canada	56%	53%
U.S.	55%	52%
Europe	49%	46%
Asia-Pacific	60%	58%

Sources: TELUS estimates, CRTC’s Communications Monitoring Reports, and other company and industry reports.

The U.S. wireless market has some attributes that are similar to the Canadian market. The wireless market in Western Europe differs significantly from the Canadian market for several reasons, including a more expensive wireline regime for local calls and the common practice in Europe of customers having multiple wireless subscriptions to reduce roaming charges when moving between countries. However, the European Parliament passed legislation in 2015 to virtually end the practice of wireless companies charging roaming fees to their customers travelling within any of the group’s 28 member nations by 2017.

Data growth continues to be driven by the ongoing adoption of data-centric smartphones, the effects of higher-rate two-year plans, wireless access to services replacing wireline access and additional deployment of tablet devices, as well as growth in machine-to-machine devices (M2M) and the Internet of Things (IoT). This trend is expected to continue to increase the demand for data services for the foreseeable future.

In 2015, the wireless market was characterized by heightened retention and acquisition activity associated with the concurrent expiry of two-year and three-year contracts as a result of the Wireless Code enacted in 2013. This led to higher industry retention and acquisition costs, exacerbated by the continued adoption of data-centric smartphones with higher upfront device subsidies and higher device costs given the recent depreciation of the  Canadian dollar against the U.S. dollar. While this represents upfront pressure on industry margins, smartphones tend to generate higher ARPU, experience lower churn rates than earlier or more basic mobile devices, and result in higher average lifetime revenue. Our national industry leadership in postpaid churn and average lifetime revenue per subscriber, positions us to continue to monetize the investments we make in acquiring and upgrading customers.

We launched our 4G LTE network in 2012 and have since expanded coverage to 96% of Canadians, complemented by the 99% of Canadians covered by our HSPA+ network. While LTE increases download speeds and improves the customer experience, continually increasing data traffic demands pose challenges to wireless carriers’ networks and their ability to manage and support this trend. Through our participation in significant spectrum auctions in recent years, we have approximately doubled our spectrum holdings (see Building national capabilities in Section 2.2). This, in addition to our network sharing agreement with a national peer, enables us to rapidly and cost efficiently roll out faster, next-generation high-speed wireless networks, even in rural areas, and enhance network capacity and reliability to meet expanding customer demand. (See Subscriber demand for data in Section 10.3 Technology.)

In 2015, the wireless industry continued to adjust to the highly competitive and capital intensive landscape in Canada. The small independent new entrants have been or are in the process of being consolidated. Mobilicity was acquired by Rogers Communications in June. Moreover, in December, cable-TV provider Shaw Communications announced that it would acquire Wind Mobile for $1.6 billion. In January 2016, Shaw Communications announced it had sold its wholly owned broadcasting subsidiary, Shaw Media Inc., to Corus Entertainment for $2.65 billion. Videotron continues to operate as a wireless new entrant in Quebec, and Eastlink in Atlantic Canada. These cable-TV-based wireless providers, in addition to provincial carriers in Manitoba and Saskatchewan, represent a fourth carrier in all major markets.

The majority of consumers are using mobile devices in all aspects of their day-to-day lives, including purchasing transactions, as mobile commerce (m-commerce) is more broadly deployed. M-commerce expands the transaction relationship between retailers and consumers. We continue to work to simplify the payment ecosystem by leveraging the latest technology and applications to bring together customers and retailers, while striving to address the security and privacy concerns of customers within the regulatory framework. Mobile wallet services represent an m-commerce opportunity for us. With near field communications (NFC) SIM card technology, customers are able to make purchases with NFC-compatible retail point of sale systems. We continue to evolve our product offerings in this space.

M2M and IoT technologies connect communications-enabled remote devices via wireless networks, allowing key information and processes to be exchanged. Advanced platforms and networks are already seen in industries such as utilities, agriculture and fleet management, with ongoing deployment in other industries such as vehicle insurance, retail, food services and healthcare.

M2M volume expansion is anticipated to represent a meaningful opportunity for growth in the wireless market. While M2M applications generally have lower ARPU, they tend to generate high volumes and feature low or no subsidy costs. In 2014, we launched Canada’s first IoT Solution marketplace — an online portal for turnkey IoT solutions aimed at helping businesses incorporate Internet-connected devices to enhance their efficiency, productivity and profitability. This was expanded to include 53 more solutions and 23 new partners in 2015, and we continue to expand our competitive reach in this area, which may drive efficiencies for our business clients and improve the lives of our consumers.

Wireline

The traditional wireline telecommunications market is expected to remain very competitive in 2016 as technology substitution — such as the broad deployment of high-speed Internet; the use of email, messaging and social media as voice alternatives; and the growth of wireless and voice over IP (VoIP) services — continues to replace higher-margin legacy voice revenues. Although we are a key provider of these substitution services, the decline in this legacy business continues as anticipated. Our long-standing growth strategy continues to focus on wireless, and data and IP-centric wireline capabilities.

Canada’s four major cable-TV companies had an estimated installed base of approximately 4.1 million telephony subscribers at the end of 2015, or a national consumer market share of approximately 39%, down from 40% in 2014.

Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet solutions. This competition, along with technological substitution to wireless services, continues to erode the number of residential network access lines and associated local and long distance revenues, as expected.

The four major cable-TV companies had an estimated 6.3 million Internet subscribers at the end of 2015, up from 6.1 million at the end of 2014, while telecommunications companies had 6.1 million Internet subscribers, up from 5.9 million at the end of 2014. Although the consumer high-speed Internet market is maturing, with 82% penetration in Western Canada and 80% penetration across Canada, subscriber growth is expected to continue over the next several years. In addition, TELUS continues to make moderate market share gains due to the expansion of our fibre-optic network, as well as the pull-through of subscribers from our IP-based Optik TV service.

In 2015, Canadian IP TV providers increased their subscriber base by an estimated 16% to surpass 2.2 million through expanded network coverage, enhanced service offerings, and marketing and promotions focused on IP TV. This growth came at the expense of cable-TV and satellite TV subscriber losses, and was primarily driven by strong subscriber loading at TELUS and Bell. We estimate that the four major cable-TV companies have approximately 6.2 million TV subscribers or a 53% market share, down two percentage points from 2014. In 2015, our primary Western Canadian cable-TV competitor, Shaw Communications, continued to focus on the roll-out of its metropolitan Wi-Fi network, and in December announced the acquisition of Wind Mobile with the stated intention of expanding its ability to bundle wireless services with its cable-based services.

The increasing popularity of viewing TV and on-demand content anywhere, particularly on handheld devices, is expected to continue as customers adopt services that enable them to view content on multiple screens.

Streaming media providers continue to enhance over-the-top (OTT) streaming services to compete for a share of viewership. Recent studies suggest that 47% of Canadian English-speaking households had a subscription to Netflix at the end of 2015. Bell Media, as well as Rogers and Shaw (through the Shomi joint venture), have launched competing content streaming services. We continue to enhance our Optik on the go service with expanded content, including distribution deals with OTT content providers Netflix and Crave TV.

Cable-TV and telecommunications providers with media services are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings, as OTT can be viewed as both competitive and complementary. We view OTT as an opportunity to add increased capabilities to our linear and on-demand assets, provide customers flexible options to view the content they want and expand customer use of our high-speed Internet and wireless networks.

Telecommunications companies continue to make investments in DSL broadband and increasingly fibre-optic technologies to maintain and enhance their ability to support enhanced IP-based services. Cable-TV companies continue to evolve their cable networks with an intention to gradually roll-out the DOCSIS 3.1 platform. Although this platform increases speed nearer term and is more cost efficient, it does not offer the same advanced capabilities as fibre over the longer term. Our Optik TV footprint covers more than 2.85 million households, with 90% having access to speeds of at least 50 Mbps through VDSL bonding and other newer technologies, enabling us to deliver a better customer experience and more simultaneous content. In addition, TELUS and other telecommunications companies continue to deploy fibre-to-the-premises (FTTP) technologies, which support even higher broadband speeds. We are making significant ongoing investments in our fibre-optic network, which, at the end of 2015, was available to 695,000 homes and businesses, with multi-year investments announced in 2015 to connect thousands of additional homes and businesses in Vancouver and Edmonton over the next few years.

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, telecommunications companies are increasingly offering bundled products to achieve competitive differentiation and provide customers with more flexibility and choice on networks that can reliably support these services. Our broadband investments, including the build-out of our fibre-optic network, IP-based Optik TV service and bundled integrated service offers, continue to improve our competitive position and customer loyalty relative to our main cable-TV competitor.

The Canadian broadcasting industry has become more vertically integrated, with most of our competitors owning or controlling broadcast content. Our differentiated approach, consistent with our content strategy, is to aggregate, integrate and make accessible the best content and applications to customers, through whatever device they choose. We have consistently taken the position that it is not necessary to own content in order to make it accessible on an economically attractive basis, provided there is meaningful and timely enforcement of regulatory safeguards, as well as additional safeguards introduced, as required. (See Section 10.4 Regulatory matters — Broadcasting distribution undertakings.)

Consumers are increasingly demanding more personalized content. In September 2014, the CRTC concluded a review of the regulatory framework relating to television broadcasting, including its proposal to increase the ability of consumers to subscribe to programming on a service-by-service basis. In 2015, the CRTC released all of the policy decisions related to this consultation. This included the enhanced ability for consumers to choose content on a service-

by-service basis. Given our consistent strategy of advocating for and offering the highest level of choice, customization and flexibility, including a skinny basic offering with a wide range of theme packs to choose from, we believe we are well positioned in this space.  (See Section 10.4 Regulatory Matters — Public consultation on television broadcasting and distribution (Let’s Talk TV review.))

Additional wireline capabilities

In the business market (enterprise and small and medium-sized businesses, or SMB), the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments. Cable-TV companies are making significant investments to better compete in the highly contested SMB space. Telecommunications companies like us are providing network-centric managed applications, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms providing combined IP voice, data and video solutions creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions and business process outsourcing that have greater business impact than traditional telecommunications services. Data security is an area that represents both challenges as well as opportunities to provide customers with our robust data security solutions. Through TELUS International, we continue to offer business process outsourcing based in numerous locations around the world to Canadian and multi-national companies. Increasingly, businesses are looking to partner with their communications service provider to address their business goals and challenges, and to tailor solutions for their needs that leverage telecommunications in ways never imagined five to 10 years ago.

Healthcare is expected to be among the highest growth areas in the future, driven by an aging population in Canada, an increasing emphasis on chronic disease management, and the potential benefits that technology can deliver in terms of efficiency and effectiveness within the sector. It is believed that the current Canadian healthcare model is not sustainable with shifting demographics and requires material transformation to answer inclusively the challenges of economic affordability and improved human outcomes. To this end, the commercial and societal opportunities before us are significant. We have an exciting opportunity to harness the power of our wireless and wireline broadband networks to elevate the reach, integration and effectiveness of our innovative tools and applications across the primary care ecosystem. These tools include personal health records to facilitate self-management of healthcare data, electronic drug prescriptions with online insurance validation by the physician, and home health monitoring devices and data capture with caregiver oversight. By leveraging the digitization of everyday functions in the healthcare ecosystem and underpinning them with broadband network connectivity, we are providing a necessary open platform to support the development and delivery of even more advanced health applications for Canadians in need, as well as enabling the promotion of wellness.

Rapid growth is expected in cloud-based services in Canada. Leveraging our eight intelligent data centres (IDCs) located across Canada, we are expanding cloud-computing services in higher-margin segments with managed solutions. This provides significant differentiation relative to our peers that have largely chosen to acquire companies in the pure-play data hosting space. Investments in our IDCs also provide internal capabilities to strategically enhance our own network and IT systems.

As technology in our industry continues to change rapidly and customer demand continues to grow, we are committed to evolving our business to offer innovative and reliable services and thought leadership in core future growth areas that are complementary to our traditional business. This, along with our intense focus on delivering an enhanced customer experience, positions us for continued differentiation and moderate growth.

Assumptions for 2016

In 2016, we plan to build on the wireless and wireline operating results achieved in 2015, as well as generate efficiencies from restructuring initiatives to increase both wireless and wireline EBITDA. We plan to generate future growth through postpaid wireless net additions, combined with ongoing smartphone adoption and upgrades and continued Optik TV and high-speed Internet subscriber growth, as well as through business services, including TELUS International and TELUS Health services. We will also continue our strategic network and service-related investments, along with customer-focused operational execution.

Our assumptions for our 2016 outlook are generally based on the industry analysis above, as well as our 2015 results, our customers first focus, strategy and priorities discussed in Section 2 and Section 3, and the trends description in Section 5.2. These assumptions are subject to risks and uncertainties, including, but not limited to, competition, technology substitution, regulatory matters, financing and debt requirements, taxation matters, economic conditions, litigation and other factors noted in our Caution regarding forward-looking statements and described in detail in Section 10 Risks and risk management. Some of our key assumptions include the following:

•                  Moderately higher economic growth in Canada in 2016, estimated to be 1.7%, up from an estimated 1.1% in 2015. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in British Columbia was 2.3% in 2015 and will be in the range of 2.0% to 2.5% in 2016, and that economic growth (contraction) in Alberta was approximately (1.0)% in 2015 and will be in the range of 0.5% to 1.0% in 2016, in part due to low oil prices.

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  An increase in wireless industry penetration of the Canadian market, consistent with 2015.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from modest growth in both postpaid subscriber loadings and blended ARPU.

•                  Stable wireless acquisition and retention expenses to 2015, however, these will be dependent on gross loadings, market pressures and the continued impact of the coterminous expiration of two-year and three-year plans, which began in June 2015.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and Optik TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Pension plans: Defined benefit pension plan expense of approximately $89 million recorded in Employee benefits expense and approximately $5 million recorded in employee defined benefit plans net interest in Financing costs; a 4.00% discount rate for employee defined benefit pension plan accounting purposes (2015 — 3.90%); and defined benefit pension plan funding of approximately $57 million.

•                  Restructuring and other costs of approximately $175 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from slow economic growth, technological substitution and modest subscriber growth. The completion of our initiative to reduce approximately 1,500 full-time positions previously announced in November 2015.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.3 to 26.8% and cash income tax payments between $570 million and $630 million (2015 — $256 million). Cash tax payments are increasing in 2016, primarily as a result of the impact of the use of the Public Mobile losses in 2014, which has the effect of: (i) deferring a portion of our 2015 current taxes payable to February 2016; and (ii) increasing, relative to 2015, the 2016 instalments payable, which ultimately is expected to reduce the 2017 cash income tax payments by approximately $150 million.

•                  Increased investments in broadband infrastructure, including our new fibre-optic network, and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability.

•                  A continuing weakness in the average Canadian dollar to U.S. dollar exchange rate from the U.S. 78 cent average exchange rate in 2015, in part due to the continued effects of low oil prices and certain U.S. monetary policy changes.

10.       Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

10.1 Overview

In the normal course of our business activities, we are inherently exposed to both risks and opportunities. Risk oversight and risk management processes are integral elements of our risk governance and strategic planning efforts.

Board risk governance and oversight

We maintain strong risk governance and oversight practices, with risk oversight responsibilities outlined in the Board’s and the Board committees’ terms of reference. The Board’s terms of reference outline that our Board is responsible for ensuring timely identification of material risks to our business and implementation of appropriate systems and processes to identify, monitor and manage material risks.

In addition:

•                  Risks on the enterprise key risk profile are assigned for Board or Committee oversight

•                  Board committees provide updates to our Board on risks overseen by the committees based on their respective terms of reference

•                  Our Board or Board committees may request risk briefings by our executive risk owners. The Vice-President, Risk Management and Chief Internal Auditor attends and/or receives a summary of these briefings.

Responsibilities for risk management

We have a strong culture of risk ownership and use a multi-step approach to manage our risks, with responsibility shared across the organization. The first line of defence is executive and operating management, who have integrated risk management into core decision-making processes (including strategic planning processes) and day-to-day operations. We have risk management and compliance functions across the organization that form the second line of defence, and these functions are responsible for monitoring the design and operation of the controls established by management. Internal Audit is the third line of defence and provides independent assurance regarding the effectiveness and efficiency of risk management and controls across all aspects of the business.

Definition of business risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability and integrity of financial reporting, compliance with laws, regulations, policies, procedures and contracts, and safeguarding of assets within an ethical organizational culture.

Our enterprise risks arise primarily from our business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through performance planning, business operational management and risk response strategies, which can include mitigating, transferring, retaining and/or avoiding risks. For example, residual exposure for certain risks is mitigated through insurance coverage, where we judge this to be efficient and commercially viable. We also mitigate risks through contract terms, as well as through contingency planning and other risk response strategies, as appropriate.

We strive to avoid taking on undue risk whenever possible and ensure alignment of risks with business strategies, objectives, values and risk tolerances.

Risk and control assessment process

We use a three-level enterprise risk and control assessment process that solicits and incorporates the input of team members from all areas of TELUS. This process, established in 2002, tracks multi-year trends for various key risks and control environment perceptions across the organization.

Three-level enterprise risk and control assessment process

Level one: Annual risk and control assessment

Key inputs into this process include interviews with senior managers, information and updates from our ongoing strategic planning process, and the results of our annual risk and control assessment. The assessment aligns with the 2013 COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control integrated frameworks.

The assessment is widely distributed to our entire leadership team (all executive vice-president, vice-president and director-level team members) and a random sample of management professional team members. More than 2,000 individuals completed the assessment in 2015. Board members also complete an assessment to provide their perspectives on our key risks and approach to enterprise risk management, and to gauge our risk appetite and tolerance by key risk category.

Our assessment incorporates input from recent internal and external audits, results of various risk management activities, and management’s SOX (Sarbanes-Oxley Act of 2002) compliance activities related to internal control over financial reporting. Key enterprise risks are identified, defined and prioritized, and classified into risk categories. Perceived risk resiliency (or readiness) is assessed for each risk, risk tolerance/appetite is evaluated by risk category and fraud risks are considered. Executive-level risk owners are assigned for each key risk and  Board and Committee risk oversight responsibilities are defined in our Board Policy and Terms of Reference.

Results of the annual risk and control assessment are shared with senior management and our Board of Directors, including the Audit Committee. The annual risk assessment results guide the development of our annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by our Audit Committee. Risk assessments are also incorporated into our strategic planning, operational risk management and performance management processes, and are shared with our Board.

Level two: Quarterly risk assessment

We conduct quarterly risk assessment reviews with our executive-level risk owners and designated risk primes across all business units to capture and communicate changing business risks, identify key risk mitigation activities, and provide quarterly updates and assurance to our Audit Committee and other applicable Board committees.

Level three: Granular risk assessment

We conduct granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. strategic planning, project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile, policies and processes throughout the year.

Principal risks and uncertainties

The following subsections describe our principal risks and uncertainties and associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on our business operations, reputation, results and valuation.

Although we believe the measures taken to mitigate risks described in each risk section below are reasonable, there can be no expectation or assurance that they will effectively remove the risks described or that new developments and risks will not materially affect our operations or financial results.

10.2 Competition

Intense wireless competition is expected to continue

At the end of 2015, there were nine facilities-based wireless competitors operating in Canada, including TELUS (some nationally and others regionally — see Competition overview in Section 4.1). This included the three remaining competitors that first launched wireless service after acquiring AWS spectrum in 2008, namely Wind Mobile, EastLink and Quebecor. In December 2015, the Western Canada-based cable-TV company, Shaw Communications Inc., announced that it was acquiring Wind Mobile, effectively making Shaw the fourth wireless carrier in B.C., Alberta and Ontario. This acquisition provides them with the opportunity to develop a converged wireline and wireless network, which would enable them to offer a four-product consumer bundle in B.C. and Alberta (wireless, high-speed Internet, TV and home phone services), as well as expand their offerings to the business market.

All wireless competitors use various promotional offers, including price discounting on both handsets and rate plans, to attract customers. Such promotional activity, as well as consumer appetite for the latest smartphone, a continuing weakness in the Canadian dollar to U.S. dollar exchange rate, and more inclusive and shared plans, could result in continued pressure on average revenue per subscriber unit (ARPU), and on costs of acquisition and retention. Two-year and three-year contracts will continue to renew coterminously in 2016 as two-year contracts and, as a consequence, we expect high customer activity volumes, which could also result in higher churn rates, and elevated costs of acquisition, retention and operations to support the customer experience, while substitution to increasingly available Wi-Fi networks could lead to pressure on data usage, resulting in pressure on ARPU. In addition, in the future, with a large percentage of the subscriber base already using devices with advanced features, customers may wish to upgrade less frequently, potentially requiring additional promotional incentives to upgrade to a new device, which will add more pressure to costs of acquisition and retention. (See Trends in Section 5.2.)

We also expect increased competition based on the use of unlicensed spectrum to deliver higher-speed data services, such as the use of Wi-Fi networks to deliver entertainment to customers beyond the home. Shaw launched one such service in 2012 to compete with TELUS’ Optik on the go. In addition, satellite operators such as Xplornet are augmenting their existing high-speed Internet access (HSIA) by launching high-throughput satellites.

Risk mitigation: Our 4G wireless networks cover approximately 99% of Canada’s population, facilitated by network access agreements with Bell Canada and SaskTel. Wireless 4G technologies have enabled us to establish and maintain a strong position in smartphone and data device selection and expand roaming capability to more than 225 countries. Faster data download speeds provided by these technologies enable delivery of our Optik on the go service to mobile devices when beyond the reach of Wi-Fi.

To compete more effectively in serving a variety of customer segments, we offer two flanker brands, Koodo Mobile and Public Mobile. By maintaining separation among the TELUS, Koodo and Public Mobile brands through uniquely targeted value propositions and distinct distribution channels, including web-based channels, we believe we are well positioned to compete with other wireless providers. We also have a white label postpaid service provided through a premier retail chain. Our customers first initiatives, clear and simple approach and retention programs may mitigate the impacts of the two-year and three-year contracts renewing simultaneously as two-year contracts in 2016.

Shaw’s acquisition of Wind will lead to increased competitive intensity in wireless and wireline services across major urban markets of B.C., Alberta and Ontario. However, we continue our disciplined long-term strategy of investing in the growth areas of our Company and executing upon our customers first priority. We intend to continue to market and distribute innovative and differentiated wireless services; offer bundled wireless services (e.g. voice, text and data), including data sharing plans; invest in our extensive network to support customer service; evolve technologies; invest in our distribution channels; and acquire the use of spectrum to facilitate service development and the expansion of our subscriber base, as well as to address accelerating demand for data usage.

Customer experience

Our customers’ loyalty and their likelihood to recommend TELUS are both dependent upon our ability to provide a service experience that meets or exceeds customer expectations. Consequently, if our service experience does not meet or exceed customer expectations, TELUS’ brand image could suffer, business clients and consumers could change service providers, and our profitability could be negatively impacted should customer net additions decrease and/or the costs to acquire and retain customers increase.

Risk mitigation: Our top corporate priority is putting customers first and earning our way to industry leadership in the likelihood to recommend from our clients. We continue to invest in service development, system and network reliability, team members, and system and process improvements. Additionally, we continue to introduce new client experience initiatives to bring greater transparency and simplicity to our customers, to help differentiate our services and maintain a low subscriber churn rate. (See Strategic imperatives in Section 2.2 and Corporate priorities in Section 3.)

Technological substitution may adversely affect market share, volume and pricing

We face intense competition and technological substitution across all key business lines and market segments, including the consumer, small and medium-sized business (SMB) and large enterprise markets.

Technological advances have blurred the boundaries between broadcasting, Internet and telecommunications. (See Section 10.3 Technology.) Wireless carriers and cable-TV companies continue to expand their offerings, resulting in intensified competition for local access, long distance and high-speed Internet services in residential and certain SMB markets. Over-the-top (OTT) content providers, such as Netflix, and traditional competitors that have launched their own OTT services, are expected to compete for share of viewership, which may accelerate the disconnection of TV services or affect subscriber and revenue growth in our TV and entertainment services. We expect industry pressure from content distribution, costs and pricing and customer acquisition efforts to continue across most product and service categories and market segments.

Risk mitigation: Our IP TV and OTT multimedia initiatives provide the next generation of IP TV, but importantly ties our OTT environment to one platform, enabling TELUS to be agile in the delivery of OTT services.  It also facilitates cloud-based media delivery, and ultimately everything on demand, on any device, on any network. Active monitoring of competitive developments and internal prototyping in product and geographic markets enable us to respond rapidly to competitor offers and leverage our full suite of integrated wireless and wireline solutions and national reach, such as monitoring global telecom carriers for their next-generation OTT offers. To mitigate losses in legacy services in our incumbent areas of B.C., Alberta and Eastern Quebec, investments are being made in our broadband networks, including our new fibre-optic network, in order to increase speeds, improve network reliability, expand our reach and provide an industry-leading customer experience. We also continue to introduce innovative products and services, such as Optik on the go or cloud-based storage, enhance services with integrated bundled offers and invest in customer-focused initiatives to improve our customers’ experience.  The adoption of new technologies and products are aggressively pursued to improve the efficiency of our service offerings.

Wireline voice and data competition

We expect competition to remain intense from traditional telephony, data, IP and IT service providers, as well as from VoIP-focused entrants in both consumer and business markets.

The industry transition from legacy voice infrastructure to IP telephony and from legacy data platforms to Ethernet, IP virtual private networks, multi-protocol label switching IP platforms and IP-based service delivery models, continues to create uncertainties and opportunities. Legacy data revenues and margins continue to decline and have been only partially offset by growth in demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Capital investments in wireline infrastructure are required to facilitate this ongoing transition process.

Business

The business market continues to be under pressure, particularly in Alberta, as the price of oil declined significantly in 2015. Voice and data services are becoming increasingly commoditized and prices for legacy services are becoming increasingly discounted as competition intensifies. As a result of recent cybersecurity breaches in the private and public sectors, security and privacy features are increasingly being bundled with other voice and data solutions. As well, bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors have entered the telecommunications space with new products that redirect and deliver email, voice and text messages from a variety of telecommunications and IT systems to the device nearest the intended recipient. With this broader bundling of traditional telecommunications services and IT services, we increasingly face competition from pure Internet and IT hardware, software and business process/consulting companies. Cable-TV companies are increasingly targeting the SMB market with their services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business sector, particularly in major urban areas.

Risk mitigation: We continue to add to our capabilities through prudent product development initiatives, a combination of acquisitions and partnerships, a focus on key vertical markets (public sector, healthcare, financial services, energy and telecommunications wholesale) and expansion of solution sets in the enterprise market, as well as our clear and simple modular approach in the SMB market (including services such as TELUS Business Connect) and Internet of Things (IoT) solutions. Through TELUS Health, we have leveraged our systems and proprietary solutions to extend our footprint in healthcare and benefit from the investments in eHealth being made by governments. Through our business process outsourcing services, we enable customer experience innovation to help our customers realize efficiencies and savings in their operations. We are also focused on implementing large enterprise deals that leverage our capital investments and capabilities.

Consumer

In the consumer wireline market, cable-TV companies and other competitors continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings and roll-out of Wi-Fi services in metropolitan areas. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of our residential network access lines (NALs) is expected to continue because of this competition and ongoing technological substitution to wireless and VoIP. Legacy voice revenues are also expected to continue to decline. Although the HSIA market is maturing, we expect moderate subscriber growth to continue over the next several years, which requires ongoing investment.

Risk mitigation: We continue to invest in our broadband networks and services, including our fibre-optic network, in order to expand the coverage and increase the speed of our high-speed Internet service and extend the coverage, capability and content lineup of our IP-based Optik TV service in B.C., Alberta and Eastern Quebec (see Broadcasting below and Section 2.2 Strategic imperatives). The provision of Optik TV service and service bundles helps us attract and pull through Internet subscriptions and mitigate residential NAL losses. TELUS Satellite TV service in Alberta and B.C. complements our expanding IP TV service footprint, enabling us to serve households where our IP TV service is not currently available. TELUS Satellite TV service is made possible by an agreement with Bell Canada. We also continue to invest in other product development initiatives, including connected home capabilities and consumer health solutions, and expanding Optik TV content capabilities by offering channels through specific theme packs, as well as OTT options available directly through the set-top box.

Broadcasting

We offer Optik TV service to more than 2.85 million households and businesses in B.C., Alberta and Eastern Quebec, and we continue targeted roll-outs in new areas. TELUS TV provides numerous interactivity and customization advantages over cable-TV and we have achieved significant market share with more than 1.0 million TV subscribers at December 31, 2015. However, there can be no assurance that subscriber growth rates will be maintained, or that we will achieve planned revenue growth and improved operating efficiency, because of a high level of industry market penetration and actions by our competitors and content suppliers. In addition, competition from OTT services, including Netflix and other companies that have launched their own OTT services, could also affect subscriber and revenue growth by accelerating the disconnection of TV services or reducing TV spending.

Risk mitigation: We have broadened the addressable market for our HD TV services through the deployment of ADSL2+ technology, upgrades to VDSL2 technology including bonding, the continued roll-out of gigabit passive optical network (GPON) technology in selected areas, and the continued expansion of our fibre-optic network to homes and businesses in communities across British Columbia, Alberta and Eastern Quebec. We continue to introduce new features and capabilities to our TV services, including third-party OTT offerings, and strengthen our leadership position in Western Canada in the number of HD linear channels and video-on-demand services.

Vertical integration into broadcast content ownership by competitors

We are not currently seeking to be a broadcast content owner, but some of our competitors own and continue to acquire broadcast content assets. Greater vertical integration could result in content being withheld from us or being made available to us at inflated prices or on unattractive terms.

Risk mitigation: (See the risk and risk mitigation discussion in Broadcasting distribution undertakings in Section 10.4 Regulatory matters.)

10.3 Technology

Technology is a key enabler of our business. However, technology evolution brings risks and uncertainties, as well as opportunities. We maintain short-term and long-term technology strategies to optimize our selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. Following are the main technology risks and uncertainties for TELUS and a description of how we proactively address them.

Subscriber demand for data challenges wireless network and is expected to be accompanied by decreasing prices

The demand for wireless data services continues to grow rapidly, driven by greater broadband penetration, growing personal connectivity and networking, increasing affordability and selection of smartphones and high-usage data devices (such as tablets and mobile Internet keys), richer multimedia services and applications, the IoT (including machine-to-machine (M2M) data applications and other wearable technology), growth in cloud services and wireless price competition. Given the highly competitive wireless business environment in Canada, we expect that wireless data revenues will grow more slowly than demand for bandwidth. Rising data traffic levels and the fast pace of data device innovation present challenges to providing adequate capacity and maintaining high service levels.

Risk mitigation: Our ongoing investments in LTE, LTE advanced and 4.5G networks (heterogeneous small cell deployments) allow us to manage data capacity demands by more effectively utilizing the spectrum we own. Further standards-based enhancements will be implemented that are ready for commercial deployment to these networks in order to provide higher performance connectivity solutions. In addition, the evolution to LTE advanced technologies is supported by our investments in IP networks, IP/fibre backhaul to cell sites, including our small cells, and a software-upgradeable radio infrastructure. LTE advanced technologies are currently available in urban areas. LTE advanced expansion is expected to further increase network capacity and speed, reduce delivery costs per megabyte, enable richer multimedia applications and services, and deliver a superior subscriber experience. Some specific examples include an advanced modulation scheme to improve bandwidth efficiency, spatial diversity and small cell deployment to enable efficient spectrum re-use, multiplying spectral capacity, centralized computing and storage to improve the capacity and manage the cost-effectiveness of our networks.

Rapid growth of wireless data volumes requires optimal and efficient utilization of our spectrum holdings. Our spectrum strategy is designed to further strengthen our ability to deliver the mobile Internet to Canadians. In line with this strategy, our national spectrum holdings have more than doubled through our purchases of 700 MHz, AWS-3 and 2500 MHz spectrum licences during wireless spectrum auctions in 2014 and 2015. The spectrum licences we acquired provide added capacity to mitigate risks from growing data traffic. In addition, the deployment of the 700 MHz and 2500 MHz spectrum has started and we plan to utilize other spectrum licences purchased in recent years in combination with unlicensed supplementary spectrum, as network and device ecosystems evolve. The spectrum currently used for our CDMA network will eventually be fully repurposed to LTE technology. Our public Wi-Fi service integrates seamlessly with our 4G network and offloads data traffic from our wireless spectrum to increasingly available Wi-Fi hotspots. Our deployment of small cell technology further increases the efficient utilization of our spectrum holdings.

Roll-out and evolution of wireless broadband technologies and systems

As part of a natural 4G network progression, we are committed to LTE advanced, LTE and HSPA+ technology to support medium-term and long-term growth of mobile broadband services. We expect to continue operating our CDMA network at least through to the end of 2016. We will commence a staged decommissioning of the iDEN network in 2016. Throughout 2016, we will continue to support our Mike private network customers and actively work with them to migrate their services to our HSPA and LTE networks. The future decommissioning of the CDMA network and the repurposing of the iDEN network must be managed appropriately to ensure optimal use of spectrum and tower facilities, reduce costs and minimize churn and retention risks. Overall, as wireless broadband technologies and systems evolve, there is the risk that our future capital expenditures may be higher as our ongoing technology investments could involve costs higher than those recorded historically.

Risk mitigation: Our practice is to optimize capital investments continually in order to provide reasonable payback periods for generating positive cash flows from investments and flexibility in considering future technology evolutions. Some capital investments, such as wireless towers, leasehold improvements and power systems, are technology-neutral.

Our wireless networks evolve through software upgrades to support enhancements in LTE and HSPA+ that improve performance, capacity and speed. We expect to leverage the economies of scale and handset variety of the LTE and HSPA+ ecosystems. We continue to migrate both CDMA and Mike subscribers to high-speed LTE and HSPA+ data devices in an effort to increase the use of data services and grow revenues, as well as reduce costs associated with operating and maintaining multiple networks. As we plan to decommission these networks, TELUS is taking steps to minimize the impact on our customers.

Reciprocal network access agreements, principally with Bell Canada, have facilitated our deployment of wireless technologies and provided the means for us to better manage our capital expenditures. These agreements are expected to provide ongoing cost savings beyond the initial network build, as well as the flexibility to invest in service differentiation and support systems.

We maintain close co-operation with our network technology suppliers and operator partners in order to influence and benefit from developments in LTE advanced, LTE and HSPA+ technologies.

Disruptive technology

A paradigm shift with the consumer adoption of alternative technologies, such as competitors’ OTT offerings and increasingly available Wi-Fi networks, has the potential to negatively affect TELUS revenue streams. For example, Wi-Fi networks are used to deliver entertainment to customers beyond the home. OTT content providers, such as Netflix and other companies that have launched their own OTT services, are expected to compete for share of entertainment viewership. These factors, including increasing consumer demand for access to Wi-Fi outside of their home, and OTT services on demand, on any device, may drive increased churn rates for our wireless, TELUS TV and high-speed Internet services. (See Intense wireless competition is expected to continue in Section 10.2 Competition.)

Risk mitigation: In 2012, TELUS launched Optik on the go service to deliver entertainment to mobile devices over our wireless networks. In addition, entering into distribution agreements with OTT content providers, like Netflix and Crave TV, further enhanced our Optik on the go service. Since early 2014, while working with thousands of businesses and many major sports and entertainment venues, our public Wi-Fi network has expanded. This public Wi-Fi service is part of our network strategy of deploying small cells that integrate seamlessly with our 4G wireless network, automatically shifting our smartphone customers to Wi-Fi and offloading data traffic from our wireless spectrum.

Our large-scale move to national, geographically distributed, data centres using generalized commercial off-the-shelf compute and storage enables the utilization of broad-scale network function virtualization (NFV) and software-defined network (SDN) technologies, which will allow us to virtualize much of our infrastructure and facilitate a common control plane for coordination of our virtualized and non-virtualized network assets. For example, in Mobility, this enables a centralized (virtual) radio access network control — facilitating more efficient and more dynamic management of our radio frequency spectrum.

Supplier risks

Restructuring of vendors or discontinuance of products may affect our networks and services

We have relationships with a number of vendors, which are important in supporting network and service evolution plans and delivery of services to our customers. Vendors may experience business difficulties, restructure their operations, be consolidated with other suppliers, discontinue products or sell their operations or products to other vendors, which could affect the future development and support of products or services we use. There can be no guarantee that the outcome of any particular vendor strategy will not affect the services that we provide to our customers, or that we will not incur additional costs to continue providing services. Certain customer needs and preferences may not be aligned with our vendor selection or product and service offering, which may result in limitations on growth or loss of existing business.

Supplier concentration and market power

The popularity of certain models of smartphones and tablets has resulted in a growing reliance on certain manufacturers, which may increase their market power and adversely affect our ability to purchase certain products at an affordable cost. In addition, owners of popular broadcasting content may increase distribution charges and attempt to renegotiate broadcasting distribution agreements we have with them, which can adversely affect our entertainment service offerings and/or profitability. See also Broadcasting distribution undertakings in Section 10.4.

Risk mitigation: We consider possible vendor strategies and/or restructuring outcomes when planning for our future growth, as well as the maintenance and support of existing equipment and services. We have reasonable contingency plans for different scenarios, including working with multiple vendors, maintaining ongoing strong vendor relations and working closely with other product users to influence vendors’ product development plans.

In respect of supplier market power, we offer and promote alternative devices or programming content to provide greater choice for consumers and to help lessen our dependence on a few key suppliers.

Support systems will be increasingly critical to operational efficiency

We have a very large number of interconnected operational and business support systems, and their complexity has been continually increasing, which can affect system stability and availability. The development and launch of a new service typically requires significant systems development and integration efforts. Management of associated development and ongoing operational costs is a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they must be designed to work with next-generation systems, frameworks and IT infrastructures, and at the same time, they must be compatible with legacy services and support systems. There can be no assurance that any of our proposed IT systems or process change initiatives will be implemented successfully, that they will be implemented in accordance with anticipated timelines, or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement and maintain effective IT systems on a timely basis, fail to create and maintain an effective governance and operating framework to support the management of staff, or fail to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, this could have an adverse effect on our business and financial performance.

Risk mitigation: In line with industry best practice, our approach is to separate business support systems (BSS) from operational support systems (OSS) and underlying network technology. Our aim is to decouple the introduction of new network technologies from the services sold to customers so that both can evolve independently. This allows us to optimize network investments while limiting the impact on customer services, and facilitates the introduction of new services. In addition, due to the maturing nature of telecommunications vendor software, we adopt industry standard software for BSS/OSS functions and avoid custom development where possible. This allows us to leverage vendor knowledge and industry practices acquired through the implementation of their platforms at numerous global telecommunications companies. We have established a next-generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next-generation framework that will ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software program. We also continue to make significant investments in system resiliency and reliability in support of our ongoing customers first initiatives.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by consumer demand for faster connectivity, the threat of growing competitor capabilities and offerings, increasing use of OTT applications and the intent of service providers like us to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre-optic cable further out from the central office, thus shortening the copper loop portion of the access network, and by using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in requirements for additional capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation and amortization expenses.

Risk mitigation: As part of our multi-year broadband build program, we upgraded substantial parts of our network to fibre-to-the-neighbourhood (FTTN) technology. We continue to make incremental investments in this infrastructure in order to maintain our ability to support competitive services — most recently, the upgrade to VDSL2 and bonding technologies. In addition, we are actively deploying fibre-to-the-premises (FTTP) technologies, including major roll-outs in the cities of Edmonton and Vancouver (see Building national capabilities in Section 2.2), which supports higher bandwidths.

In addition to ongoing enhancements to FTTN, we actively monitor the development and carrier acceptance of competing proposed FTTx standards (such as FTTP and fibre to the distribution point or FTTDp). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units than the current xDSL deployments on copper loops. We are exploring business models for financially viable deployment of fibre-based technologies in areas currently connected by copper.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support our Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

We continue to monitor the evolution of IP-based telephony technologies and service offerings, and we have developed a consumer solution for IP-based telephony through broadband access. This solution is in field trials and is intended to replace legacy analogue telephone service in areas that are served by fibre-based facilities. The solution can be expanded to provide additional telephone services over the existing analogue service infrastructure and is designed to replace the current platform in use today. We are also in the process of deploying our next-generation IP telephony solution for business users, which is intended to replace existing business VoIP platforms, as well as addressing areas that are served through fibre access. We are deploying converged IP solutions in the consumer segment that deliver telephony, video and Internet access on the same broadband infrastructure. However, the exchange of information between service providers with different broadband infrastructures is still at an early stage.

Our long-term technology strategy is to move all services to IP to simplify the network, reduce costs, enable advanced Future Friendly Home services and converge wireless and wireline services. Pursuing this strategy fully would involve transitioning our standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. We could support this strategy by discontinuing regular analogue telephone lines and using digital-only broadband access lines. However, digital-only broadband access may not be feasible or financially viable in many areas for some time, particularly in rural and remote areas. Accordingly, we expect to support both legacy and IP-based voice systems for some time and incur costs to maintain both systems. There is a risk that investments in IP-based voice systems may not be accompanied by a reduction in the costs of maintaining legacy voice systems. There is also the risk that IP-based access infrastructure and corresponding IP-based telephony platforms may not be in place in time to avoid the need for some reinvestment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, which could result in some investment in line adaptation in non-broadband central offices.

Risk mitigation: We continue to deploy residential IP-based voice technologies into fibre-based communities, and work with vendors and the industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms while striving to satisfy CRTC commitments and customer expectations. Our ongoing investments in advanced broadband network technologies, including FTTP, should enable a smoother future evolution of IP-based telephony. We are also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure evolves to a point where it can form part of the overall evolution towards IP. Additionally, IP-based solutions that we are currently deploying are capable of supporting a wide range of customers and services, which helps limit our exposure to any one market segment. Going forward, as our wireless services evolve, we will continue to assess the opportunity to further consolidate separate technologies into a single voice service environment. One example is the consolidation of our new IP-based consumer VoIP solution into the same platform that supports wireless telephony. We are looking at opportunities to rationalize our existing legacy voice infrastructure in order to manage costs. We are also working with our vendors and partners to reduce the cost structure of VoIP deployments.

Convergence in a common IP-based application environment for telephony, Internet and video is complex

The convergence of wireless and wireline services in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. However, the transformation from separate systems to a common environment is very complex and could be accompanied by implementation errors, design issues and system instability.

Risk mitigation: We mitigate implementation risk through modular architectures, lab investments, employee trials, partnering with system integrators where appropriate, using hardware that is common to most other North American IP-based technology deployments and introducing virtualization technologies, where feasible. We are also active in a number of standards bodies, such as the Metro Ethernet Forum and IP Sphere, to help influence a new IP infrastructure strategy that leverages standards-based functionality, which could further simplify our networks.

Delivery of fibre-based facilities leveraged by IP telephony solutions is expensive and complex, with long implementation schedules

The delivery of fibre-based facilities to new communities and regions requires significant investment and planning and involves long implementation schedules. This may rule it out as a viable alternative in a community where the legacy voice equipment requires immediate replacement. It may not be cost effective to deliver fibre-optic network access to customers who subscribe only to home phone services, which would prevent full migration away from legacy technologies.

Risk mitigation: We mitigate schedule risk by continuing to maintain our legacy switching environments and striving to maintain the necessary technological expertise, access to replacement hardware and regular maintenance programs. We support delivery of IP telephony through a copper-based access facility by deploying line access gateway technology that connects our customers’ generic equipment with the IP telephony platforms, which gives us a more cost-effective way to provide those customers with the reliability and enhanced capabilities of these solutions.

The emergence of OTT services presents challenges to network capacity and conventional business models

OTT services are a category of services being delivered over the Internet, which compete directly with traditional pay-TV, video, as well as wireless and wireline voice and messaging services. OTT video services, in particular, have rapidly become the largest source of traffic on the North American Internet backbone. OTT service providers do not invest in, or own, networks and growth in their services presents Internet service providers (ISPs) and network owners with the challenge of preventing network congestion. While we have designed an IP network that has not experienced significant congestion problems through 2015, there can be no assurance that we will not experience such congestion in the future.

Risk mitigation: We have seen some congestion spots on our legacy ADSL network that we are addressing with both short-term and long-term solutions. As additional OTT providers launch services and offer higher-resolution video over the Internet, we continue to make investments in our network to support greater capacity, and we are also developing new responses, such as more flexible data plans, to the challenges posed by the OTT providers. These investments include the ongoing build-out of our fibre-optic network, with multi-year investments announced in 2015 to connect homes and businesses in Vancouver and Edmonton to our gigabit-capable network.

10.4 Regulatory matters

Our telecommunications, broadcasting and radiocommunications services are regulated under federal laws by the CRTC, the Minister of Innovation, Science and Economic Development and the Minister of Canadian Heritage. These laws and accompanying regulations relate to, among other matters, rates, terms and conditions for the provision of telecommunications services, licensing of broadcast services, licensing of spectrum and radio apparatus, and restrictions on ownership and control by non-Canadians. The outcome of regulatory proceedings, reviews, appeals, policy announcements, court cases and other developments could have a material impact on our operating procedures and profitability.

Following the federal election in Canada in October 2015, the new government announced that the responsibilities of the former Industry Canada would fall under the new Department of Innovation, Science and Economic Development.

Radiocommunication licences and wireless roaming and tower sharing requirements

Recent court ruling — White c. Châteauguay (Ville de)

On May 30, 2014, the Quebec Court of Appeal (the Court) held that a municipality can determine the location of a radiocommunication system (including communications antennae). The Court also held that there was no judicial authority establishing that a municipal determination of the location of a radiocommunication system would be contrary to federal jurisdiction over radiocommunications and telecommunications. This ruling could affect a wireless carrier’s ability to locate and place towers and to operate its network both within the province of Quebec and beyond. Leave to appeal the decision to the Supreme Court of Canada was granted on January 29, 2015, and the Supreme Court heard the appeal on October 9, 2015. A decision is not expected prior to mid-2016.

Framework for wireless spectrum transfers

On June 28, 2013, the Department of Innovation, Science and Economic Development issued its Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. Under this framework, all licence transfers involving commercial mobile spectrum require ministerial approval. This includes prospective transfers, deemed transfers and actual licence transfers from one licensee to another. As a result, transfers of spectrum licences may face additional timing and approval hurdles.

AWS-4 spectrum licensing framework

On May 21, 2014, the Department of Innovation, Science and Economic Development opened a consultation, and on December 18, 2014, issued Decision on a Policy, Technical and Licensing Framework for Mobile Satellite Service and Advanced Wireless Service (AWS-4) in the Bands 2000 — 2020 MHz and 2180 — 2200 MHz. Half of the spectrum, 20 MHz, which has never been auctioned, is currently licensed for both satellite-based and terrestrial-based networks across the country, but has never been deployed. On April 1, 2015, the Minister of Industry extended the spectrum assigned in the existing 2 GHz mobile satellite service (MSS) licences and the ancillary terrestrial component (ATC) authorization to 40 MHz from 20 MHz. The Ministry also provided licensees with the flexibility to select the duplex direction of the band 2000 — 2020 MHz for terrestrial use, and the requirement for dual-mode handsets has been removed.

Policy changes in the 3500 MHz band

On August 19, 2014, the Department of Innovation, Science and Economic Development opened a consultation, and on December 18, 2014, issued Decisions Regarding Policy Changes in the 3500 MHz Band (3475 — 3650 MHz) and a New Licensing Process as a followup to its November 2013 Decisions Concerning the Renewal of 2300 MHz and 3500 MHz Licences. The Minister of Innovation, Science and Economic Development is reallocating spectrum in the 3500 MHz band to allow mobile services access to spectrum across the band. As part of this fundamental reallocation and following further consultation, all fixed-use wireless access systems will be subject to an eventual transition to a new flexible-use band plan. Until such time, all licences in the 3500 MHz band will remain fixed-only licences. On January 5, 2016, we submitted a transfer application to the Ministry requesting a spectrum swap between TELUS and a leading broadband Internet provider involving our fixed-only 3500 MHz licences in secondary and tertiary markets for the Internet provider’s WCS mobile spectrum licences in similar markets. Prior to the Ministry approval of this proposed transaction, we hold 124 fixed-only 3500 MHz licences for which we paid a total of $6.5 million in the 2004 and 2005 auctions.

600 MHz spectrum repurposing decision released

On August 14, 2015, the Department of Innovation, Science and Economic Development published Decision on Repurposing the 600 MHz Band, SLPB-004-15. In its decision, the department announced its intention to jointly repack the 600 MHz band in line with the United States, and adopt the mobile band plan arising from the Federal Communications Commission (FCC) Incentive Auction set to begin on March 29, 2016. It is expected that the Minister of Innovation, Science and Economic Development will consult on a licensing framework (including auction rules) in due course following the completion of the U.S. auction. An auction of 600 MHz spectrum in Canada is therefore unlikely in 2016. There is a risk that certain carriers may receive favourable treatment. TELUS will advocate strongly that all carriers are treated equally at the auction.

Compliance with radio authorization conditions and telecommunications regulations

The Department of Innovation, Science and Economic Development regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

While we believe that we are substantially in compliance with our radio authorization conditions, there can be no assurance that we will be found to comply with all radio authorization conditions, or if found not to be compliant, that a waiver will be granted or that the costs to be incurred to achieve compliance will not be significant. Any failure to comply with the radio authorization conditions could result in the revocation of our licences and/or the imposition of fines.

On December 16, 2014, Bill C-43, Economic Action Plan 2014 Act, No. 2, received royal assent and the provisions governing administrative monetary penalties (AMPs) in both the Telecommunications Act and the Radiocommunication Act are now in effect. The generalized AMPs amendment to the Telecommunications Act applies to contraventions of provisions of the Act or any decision or regulation made by the CRTC under that Act. The amendment allows the CRTC to impose an administrative monetary penalty on a corporation in an amount not to exceed $10 million for a first contravention and up to $15 million for a subsequent contravention. The Radiocommunication Act AMPs amendment is more focused, applying to unauthorized operation of a radio apparatus, contraventions of new requirements concerning jammers and contraventions of auction rules, standards and procedures. On March 27, 2015, the CRTC issued Compliance and Enforcement and Telecom Information Bulletin CRTC 2015-111, Guidelines regarding the general administrative monetary penalties regime under the Telecommunications Act, in which it outlined its approach to compliance and enforcement, as well as how it intends to use its new powers to impose AMPs.

Risk mitigation: We continue to strive to comply with all licence and renewal conditions and plan to participate in future wireless spectrum auctions. We have advocated to the federal government for a level playing field in respect of spectrum auction rules, such that long-standing wireless companies like TELUS can bid on an equal footing with others for spectrum blocks available at auction or are able to purchase spectrum licences available for sale from entrants. Entrants are now part of established and well-financed groups and we will strongly advocate that preferential treatment is not required.

We are reviewing and enhancing our compliance programs, practices and procedures in view of the broadened AMPs under the Telecommunications Act and the Radiocommunication Act that are now in effect.

Regulatory and federal government reviews

The CRTC has held public proceedings to review, among other issues, wireline wholesale services (including the appropriateness of mandating competitor access to our FTTP facilities), wireless wholesale services and the regulatory framework relating to television broadcasting. It has also initiated a proceeding on basic telecommunications services (including the national contribution mechanism).

Wireline wholesale services review

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326. This decision updates the Commission’s framework for the provision of regulated wireline wholesale services and will remain in place for a minimum of five years. The decision substantially preserves the status quo established in the Commission’s 2008 wireline wholesale services framework, with two key exceptions. First, the Commission has ordered the introduction of a disaggregated wholesale high-speed Internet access service for ISP competitors. This will include access to FTTP facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell Aliant, Bell Canada, Cogeco, Rogers and Videotron). The Commission has initiated a followup proceeding to determine the appropriate costs and wholesale cost-based rates in those regions where the disaggregation of wholesale high-speed Internet access service was allowed. The Commission has not established a timeline for the application of the new requirements in TELUS’ traditional serving territories in Alberta, British Columbia or Quebec. The implementation of this new service will ultimately depend on demand for the service in any given location. Second, the Commission determined that the provision of access to unbundled local loops to competitors will no longer be mandated and will be phased out over a three-year transition period. Unbundled local loops are the copper lines connecting homes and businesses to the central offices in TELUS’ network. Competitors use these lines to provide voice services or low-speed Internet services to their retail customers.

On October 20, 2015, Bell Canada filed a review and vary application with the CRTC to amend certain aspects of Telecom Regulatory Policy CRTC 2015-326 and also filed a petition with the Governor in Council (the Federal Cabinet) to overturn the findings that would mandate wholesale access to FTTP facilities for both incumbent local exchange companies and cable-TV companies. TELUS intervened in these applications to limit the mandated wholesale provision of access to its FTTP networks. There have also been two separate applications to the CRTC filed by Allstream Inc. and MNSi Internet Inc. to review and vary the phase-out framework for access to unbundled local loops, such that continued provision of these services would be extended beyond the stated three-year phase-out period. TELUS opposed the applications by Allstream Inc. and MNSi Internet Inc.

TELUS anticipates no material adverse impact from the CRTC’s decision or the various followup applications to review the decision in the short term. Given the phased implementation of the mandated wholesale provision of access to our FTTP networks, it is too early to determine what impact this decision will have on TELUS in the longer term. The determination that the provision of access to unbundled local loops to competitors will no longer be mandated and will be phased out over a three-year transition period is not expected to have a material impact on TELUS’ operations.

Wireless wholesale services review

On May 5, 2015, the CRTC issued its decision at the conclusion of its wireless wholesale services review. The main determination was that the CRTC will regulate the wholesale GSM-based domestic roaming rates that TELUS, Rogers and Bell charge new entrant wireless carriers. Interim tariffs were filed by TELUS, Rogers and Bell on June 4, 2015, based on the maximum rate each carrier respectively charged at that time for wholesale GSM-based domestic roaming, and the proposed final tariff rates were filed by TELUS, Rogers and Bell on November 23, 2015, based on the CRTC’s Phase II costing approach. The CRTC is in the process of reviewing these tariff filings, with the announcement of the final rates expected in the latter part of 2016. While TELUS does not currently expect that the decision will have a material impact on its operations, the impact will be assessed once the final wholesale roaming rates have been approved.

In August 2015, the Canadian Network Operators Consortium Inc. (CNOC) filed an application with the CRTC asking the Commission to mandate wholesale services for mobile virtual network operators and to regulate rates for tower sharing. TELUS, along with other interested parties, has filed a response to oppose this application. A decision on CNOC’s application is expected in the first half of 2016.

Basic telecommunications services

On April 9, 2015, the CRTC issued Telecom Notice of Consultation CRTC 2015-134, announcing a two-phase proceeding to determine what telecommunications services (e.g. voice and broadband) are required by all Canadians in order to participate in the digital economy. The first phase of the review is an information-gathering phase in which the CRTC will review its policies on basic telecommunications services and gather information to better understand which telecommunications services are being offered across Canada and whether any areas are underserved or unserved. In the second phase, the CRTC will hold further consultations to collect comments from Canadians regarding the issues identified. Following the second phase, a public hearing will be held commencing April 11, 2016. Among other things, the CRTC will review whether broadband Internet service should be a basic telecommunications service and whether there should be changes to the National Contribution Fund from which subsidies are provided for voice service in high-cost serving areas (and video relay service expected in 2016). While supportive of the inclusion of broadband service as a part of basic telecommunications service at a 5 Mbps download and 1 Mbps upload speed, TELUS opposes any new regulatory requirements pertaining to the provision of broadband service and any new subsidies for broadband from the National Contribution Fund. We expect the Commission to issue a decision as a result of this proceeding, however, it is too early to determine what impact the outcome of this proceeding will have on TELUS.

9-1-1 networks

On July 9, 2015, the CRTC issued Telecom Notice of Consultation CRTC 2015-305, Matters related to the reliability and resiliency of the 9-1-1 networks. The CRTC announced this proceeding as a preventative measure and will be reviewing the reliability and resiliency of 9-1-1 networks, quality of service standards and other matters to determine whether it is necessary to establish new regulatory measures. TELUS has filed its comments on this proceeding, for which a determination has yet to be issued. It is not expected that the CRTC’s review will have a material impact on TELUS’ operations.

Public consultation on television broadcasting and distribution (Let’s Talk TV review)

In September 2014, the CRTC concluded a review of the regulatory framework relating to television broadcasting. A number of issues were discussed in this proceeding, including the CRTC’s proposal to increase the ability for consumers to choose to subscribe to programming services on a service-by-service basis, whether to require contribution payments from currently exempted content providers and how to set wholesale rates for programming services in an environment that promotes greater choice for consumers. The CRTC has now released all of the policy decisions related to this consultation, as well as a new Wholesale Code announced in Broadcasting Regulatory Policy CRTC 2015-438, which is expected to assist TELUS in ensuring content costs are in keeping with consumer demand. TELUS believes its approach to television is very similar to that outlined in these policy decisions and does not expect them to have a material impact on our operations. Bell Canada was granted leave to appeal the CRTC’s decision relating to the new Wholesale Code on December 22, 2015.

In January 2016, the CRTC released Broadcasting Regulatory Policy CRTC 2016-1, which announced a new Television Services Provider Code. This new Code will ensure that television consumers have information with which to make informed choices about television services, and addresses matters such as: the use of clear language, setting out of all charges, promotion of packaging options, promptness of service calls and rebates during service outages. As well, it contains provisions that require a clear summary of critical information, setting out the channels selected by a customer, all charges, and information about how to complain and seek recourse. In an associated development, on June 4, 2015, the CRTC released Broadcasting and Telecom Notice of Consultation CRTC 2015-239 to review the mandate for the office of the Commissioner for Complaints for Telecommunications Services (CCTS), including any changes to the CCTS’ governance and procedures that might be required so that it could review complaints under a consumer code for television services. A hearing was held in November 2015 and a decision is expected in 2016.

On September 14, 2015, the CRTC released Broadcasting Notice of Consultation CRTC 2015-421 to review the policy framework for local and community television programming, and on October 20, 2015, launched Broadcasting Notice of Consultation CRTC 2015-467 to review its policies relating to Certified Independent Production Funds, both of which will examine the funding of these initiatives. Neither of these two proceedings is expected to have a material impact on TELUS’ operations.

Risk mitigation: We are participating in followup CRTC proceedings for the implementation of the new disaggregated wholesale high-speed Internet access service for ISP competitors in Ontario and Quebec (including issues related to service configuration, tariff-related costing, mark-up and cost recovery) in order to influence the implementation of the service in our serving territories, if and when the service is phased in.

We participated in the wireless wholesale services review proceeding to demonstrate that the wireless marketplace is competitive and there is no need for additional CRTC regulation in respect of wireless wholesale services, including roaming rates and rates for access to wireless towers and sites. We have filed Phase II cost studies to support a proposed tariff containing final wireless roaming rates that would be available to new wireless entrants.

We are participating in the basic telecommunications services review, and we are opposing any new industry-funded subsidies for broadband or other services.

We participated in the review of 9-1-1 networks to ensure effective access to emergency services critical to the health and safety of Canadians.

We participated in the CRTC’s consultation to amend the regulatory framework applicable to television and supported the CRTC’s goal to make greater choice available to our TV customers. We focused on changes to the regulatory framework needed to address concerns related to vertical integration in the broadcasting sector and artificially high wholesale prices for programming services maintained through the sale of services in large packages (which does not reflect consumer demand for any specific service in such large packages). Our approach to television services is very much aligned with the recent CRTC policy decisions that are described above. These decisions should assist us in dealing with concerns related to vertical integration in the broadcasting industry.

The CRTC’s national Wireless Code / Provincial consumer protection legislation

On June 3, 2013, the CRTC issued The Wireless Code, Telecom Regulatory Policy CRTC 2013-271, which established a mandatory code of conduct for providers of retail mobile wireless voice and data services to individuals and small businesses.

Although the Wireless Code went into effect on December 2, 2013, and applies to mobile wireless service contracts signed, amended, renewed or extended after that date, the CRTC also stated that the Wireless Code would apply to all wireless contracts, no matter when they were entered into, as of June 3, 2015. This meant that, as of June 3, 2015, the Wireless Code applied retrospectively to all retail mobile wireless service contracts with individuals and small businesses, including those in place prior to December 2, 2013. Contracts that had a device balance that would have been reduced over a period greater than 24 months, which was the case for any three-year mobile wireless service contracts that had not yet expired by June 3, 2015, did not comply with the Wireless Code and accordingly, we eliminated the device balance for the three-year contracts that had been entered into prior to June 3, 2013.

Several provinces, including Ontario and Quebec, have passed consumer protection legislation relating to wireless services. Of note, Nova Scotia repealed its wireless contract legislation in mid-2015 on the basis that the CRTC’s Wireless Code applies to all consumer wireless service contracts. Since the federal and provincial rules are not fully harmonized, compliance can be costly, complex and difficult to implement across all jurisdictions and there can be no assurance that we will be found to comply with all rules.

Risk mitigation: We support the CRTC’s national Wireless Code requirements to standardize the terms and conditions of service and to reduce compliance costs. The Code went into effect on December 2, 2013, and we adjusted our practices as necessary to achieve compliance with the Code’s requirements by the effective date. Because we are subject to federal laws and regulations like the Wireless Code, there may be occasions where compliance with provincial legislation is not required. In such cases, we manage our compliance costs by carefully assessing whether compliance with provincial legislation promotes our customers first philosophy and aligns with the federal standards we must follow.

Restrictions on foreign ownership

Foreign ownership restrictions applicable to TELUS

We are subject to the foreign ownership and control restrictions, including restrictions on the ownership of our Common Shares by non-Canadians, imposed by the Canadian Telecommunications Common Carrier Ownership and Control Regulations and the Telecommunications Act (collectively, the Telecommunications Regulations) and the Broadcasting Act and associated regulations. Although we believe that we are in compliance with the relevant legislation, there can be no assurance that a future CRTC or Canadian Heritage determination, or events beyond our control, will not result in us ceasing to be in compliance with the relevant legislation. If such a development were to occur, the ability of our subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and the Broadcasting Act could be jeopardized and our business could be materially adversely affected.

Specifically, to maintain our eligibility to operate certain of our subsidiaries that are deemed to be Canadian carriers under these laws, among other requirements, the level of non-Canadian ownership of TELUS Common Shares cannot exceed 33 1/3% and we must not otherwise be controlled by non-Canadians.

Risk mitigation: The Telecommunications Regulations give TELUS, which is a holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership of our Common Shares. These powers have been incorporated into TELUS’ Articles and were extended to ensure compliance under both the Broadcasting Act and the Radiocommunication Act (under which the requirements for Canadian ownership and control were subsequently cross-referenced to the Telecommunications Act). These powers include the right to: (i) refuse to register a transfer of Common Shares to a non-Canadian; (ii) require a non-Canadian to sell any Common Shares; and (iii) suspend the voting rights attached to the Common Shares held by non-Canadians in inverse order of registration. We have reasonable controls in place to monitor foreign ownership levels through a reservation and declaration system.

Foreign ownership restrictions for small common carriers

In 2012, the Canadian federal government amended the Telecommunications Act to lift restrictions on foreign ownership for telecommunications common carriers whose annual revenues from the provision of telecommunications services in Canada represent less than 10% of the total related annual revenues, as determined by the CRTC. This gives small wireless and wireline carriers, which can be significantly influenced, owned or controlled by very large foreign entities, the opportunity to raise foreign capital to fund their network construction, operating losses and bids in spectrum auctions, as well as the ability to take advantage of any special rules for small wireless carriers in spectrum auctions.

Risk mitigation: In respect of restrictions on foreign ownership, we continue to advocate for and encourage the Canadian federal government to level the playing field by expeditiously eliminating foreign ownership restrictions for both telecommunications carriers and broadcast distribution companies.

Broadcasting distribution undertakings

We hold licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). We also hold a licence to operate a national video-on-demand undertaking (renewed until August 31, 2016). In July 2014, the CRTC approved our application for a licence to operate a national pay-per-view service (scheduled to expire on August 31, 2020).

Enforcement of vertical integration framework

In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by companies that own both programming services and distribution networks (vertically integrated broadcasting companies). The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders. Following the CRTC’s Let’s Talk TV proceeding discussed above, the CRTC further expanded its ability to deal with anti-competitive conduct by replacing the code of conduct with a new Wholesale Code that will be made enforceable by regulation. This new Wholesale Code includes many new provisions to address abusive practices by vertically integrated broadcasting companies regarding the carriage of their programming services. Bell Canada was granted leave to appeal the CRTC’s decision relating to the new Wholesale Code on December 22, 2015.

In Broadcasting and Telecom Decision CRTC 2015-26: Complaint against Bell Mobility Inc. and Quebecor Media Inc., Videotron Ltd. and Videotron G.P. alleging undue and unreasonable preference and disadvantage in regard to the billing practices for their mobile TV services Bell Mobile TV and illico.tv, the CRTC directed Bell Mobility and Videotron to stop giving their mobile television services an unfair advantage in the marketplace, to the disadvantage of other Internet content providers, by exempting their own mobile television services from their standard monthly data charges. Bell Mobility has sought and been granted leave to appeal this decision at the Federal Court of Appeal.

Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors could unfairly raise programming costs for non-vertically integrated companies such as TELUS, and/or attempt to withhold content on digital media platforms, such as Internet and mobile platforms, or otherwise disadvantage us in our ability to attract and retain wireless or Optik TV customers.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content in order to make it accessible to customers on an economically attractive basis, provided there is timely and strict enforcement of the CRTC’s regulatory vertical integration safeguards to prevent the exercise of undue preference by vertically integrated competitors.

We support a regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration safeguards and for further meaningful safeguards, as required.

10.5 Human resources

Employee retention, recruitment and engagement

Our success depends on the abilities, experience and engagement of our team members. The loss of key employees through attrition and retirement — or any deterioration in overall employee morale and engagement resulting from organizational changes, unresolved collective agreements or ongoing cost reduction initiatives — could have an adverse impact on our growth, business and profitability, and on our efforts to enhance the customer experience.

Risk mitigation: We aim to attract and retain key employees through both monetary and non-monetary approaches, and we strive to protect and improve engagement levels. Our compensation and benefits program is designed to support our high-performance culture and is both market-driven and performance-based. We also have a succession planning process to identify and develop employees for key management positions.

Where required, we continue to implement targeted retention solutions for employees with talents that are scarce in the marketplace. As well, a benefits program is offered to team members that allows tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

The measure of employee engagement at TELUS, as determined by a third-party survey, was 87% in 2015, a full two percentage points higher than last year. We believe that our strong employee engagement score is influenced by our continuing focus on the customer experience and our success in the marketplace. We plan to continue our focus on other non-monetary factors that are clearly aligned with engagement, including performance management, career opportunities, training and development, recognition and our work styles program (e.g. facilitating working remotely from home or other alternative work locations).

Collective bargaining

Negotiations to renew the collective agreement between TELUS and the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944 began in early December 2015, with meeting dates scheduled into the second quarter of 2016. This agreement, which expired on December 31, 2015, covers 10,560 employees across Canada in call centre, clerical support and technical occupations — the largest group of unionized employees at TELUS.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes in operating efficiency will be as planned, and they may result in unanticipated increases in costs and/or lower productivity. In addition, there can be no assurance that lower productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification of a collective agreement. Nor can there be any assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is a risk that we may still experience disruptions and/or cost increases.

Risk mitigation: TELUS maintains respectful and professional relationships with the unions representing unionized employees. A governance model is in place to ensure the financial and operating impacts of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions will be addressed in accordance with contingency and emergency operations plans.

Ethical compliance

We rely on our employees to demonstrate behaviour consistent with legal and ethical standards in all jurisdictions within which we operate.

Risk mitigation: (See the risk and risk mitigation discussion in Legal and ethical compliance in Section 10.9.)

10.6 Process risks

Systems and processes

We have numerous complex systems and process change initiatives underway. There can be no assurance that the full complement of our various systems and process change initiatives, including those required to improve delivery of customer services and support management decision-making, will be successfully implemented or that funding and sufficiently skilled resources will be available to complete all key initiatives planned. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized. Moreover, any ineffectiveness in the change management required to protect our complex systems and restrict service disruptions could adversely impact our customer service, operating performance and financial results.

Risk mitigation: TELUS has change management policies, processes and controls in place, based upon industry best practices. In general, we strive to ensure that system development and process change are prioritized, and we apply a project management approach to such changes, which include reasonable risk identification and contingency planning, scope and change control, and resource and quality management. We also generally complete reasonable functional, performance and revenue assurance testing, as well as capture and use any lessons learned. Where a change involves major system and process conversions, we often move our business continuity planning and emergency management operations centre to a heightened state of readiness in advance of the change.

Reorganizations, integration of acquisitions and implementation of large enterprise deals

We carry out a number of operational consolidation and rationalization initiatives each year that are aimed at improving our productivity and competitiveness. We may record significant cash and non-cash restructuring and other costs for such initiatives, which could adversely impact our operating results. There can be no assurance that all planned initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on customer service, work processes, employee engagement, operating performance and financial results.

Post-acquisition activities include the review and alignment of accounting policies, corporate policies such as ethics and privacy policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, which may negatively impact service levels, competitive position and expected financial results.

Large enterprise deals may be characterized by the need to anticipate, understand and respond to complex and multi-faceted customer-specific enterprise requirements, including customized systems and reporting requirements, service credits that lower revenues, and significant upfront expenses and capital expenditures required to implement the contracts. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or projected margins. We may also be constrained by available staff and system resources and the level of co-operation from other service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase our costs related to such implementations.

Risk mitigation: We focus on and manage organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and sound and effective practices developed in implementing large enterprise deals, as well as mergers, business integrations and efficiency-related reorganizations in recent years.

We have a post-merger integration (PMI) team that applies an integration model, based on learnings from previous post-acquisition integrations, which enhances and accelerates the standardization of our business processes and strives to preserve the unique qualities of each acquired operation.

We have also gained experience implementing numerous large enterprise deals over a number of years, and we expect to continue to focus on successfully implementing recent large enterprise contract wins, as well as on developing more shared systems and processes. We expect to continue being selective as to which new large contracts we will bid on and we continue to focus our efforts on the SMB market. We have a sales and bid governance process in place, which involves preparation, review and signoff of bids, related due diligence and authorizations.

We follow industry-standard practices for project management, including executive (senior) level governance and project oversight, commitment of appropriate project resources, tools and supporting processes, and proactive project-specific risk assessments and risk mitigation planning. We also conduct independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations, which may be shared among other future projects.

During the year ended December 31, 2015, no significant acquisitions occurred.

Data protection

We operate data centres and collect and manage data in our business and on behalf of our customers. Some of our efficiency initiatives rely on the offshoring of internal functions to our offshore personnel or outsourcing to partners located in Canada and abroad. To be effective, these arrangements require us to allow offshore personnel and domestic and foreign partners to have access to this data.

TELUS or its partners may be subject to software, equipment or other system malfunctions, or thefts or other unlawful acts that result in the unauthorized access, change, loss or destruction of our data. There is a risk that such malfunctions or unlawful acts compromise the privacy of individuals, including our customers, employees and suppliers. Despite our efforts to implement controls in domestic and offshore operations and at our partners’ operations, unauthorized access to data could lead to data being lost, compromised or used for inappropriate purposes that could, in turn, result in financial loss (loss of subscribers or damage our ability to attract new ones), harm our brand and reputation, expose us to claims of damages by customers and employees, and impact our customers’ ability to maintain normal business operations and deliver critical services. Also see Legal and ethical compliance in Section 10.9 Litigation and legal matters and Security in Section 10.11 Human-caused and natural threats.

Risk mitigation: Certain newer TELUS information technology systems undergo a security and privacy assessment early in their development life cycle, pursuant to which data that will be used and/or collected is reviewed and classified, and design features are recommended, when applicable or possible, such as audit, logging, encryption and access control restrictions. As part of TELUS’ systems and software development life cycle and quality assurance processes, privacy and security controls are also tested, before new systems are fully deployed.

Our IDCs have security threat detection and mitigation capabilities, and certain data centres and networks undergo yearly external independent third-party audits. A core component of that audit certification process is the assessment of TELUS’ logical, physical and policy-based security and privacy controls. Further, we have a vulnerability management program that monitors both our Internet-facing and internal network and systems to track and mitigate any vulnerability that may be detected.

To ensure the security of our customers’ credit card transactions, we use security technologies such as encryption and segmentation, and adherence to the principle of least privilege. We maintain these practices and review their effectiveness on a regular basis, giving consideration to industry standards and constantly evolving changes in the threat landscape.

Another component of our strategy is that data generally resides in our facilities in Canada, with the deployment of infrastructure that supports partner connectivity to view our systems. We require partners and service providers to comply with privacy and security measures, including the reporting of any possible data-related threats. Offshore personnel are provided with remote views of authorized data only and, where applicable, without the data being stored on local systems. These personnel are also required to comply with physical and process restrictions and participate in training designed to help prevent and detect unauthorized access to or use of our data.

There can be no assurance that our controls will prove effective in all instances.

Foreign operations

Maintaining our international operations presents unique risks, including: country-specific risks (such as differences in political, legal and regulatory regimes and cultural values); lack of diversity in geographical locations; concentration of customers; different taxation regimes; infrastructure and security challenges; differences in exposure to and frequency of natural disasters; foreign currency exchange fluctuations; and the requirement for system processes that work across multiple time zones, cultures, languages and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining different management and cultures, which could have a negative impact on operating and financial results.

Risk mitigation: Our strategy is to improve the diversity and geographic distribution of our operations, customers and business process outsourcing activities. Our international operations are located in the Philippines, Europe, Central America and the United States. Diverse international operations provide us with greater geographic diversity, more broadly distributed political risk and the ability to serve customers in multiple languages and in multiple time zones. They also provide us with network redundancy and contingency planning opportunities, and the ability to divert operations in emergency situations. We continue to work with our international operations to extend sound and effective operational practices, including the application of our privacy, ethics and anti-bribery policies, share best practices between international and domestic Canadian operations, as appropriate, and ensure that internal controls are implemented, tested, monitored and maintained. See also Legal and ethical compliance in Section 10.9 Litigation and legal matters. We also utilize foreign currency forward contracts, as well as hedge accounting on a limited basis, to mitigate currency risks (see Currency risk in Section 7.9 Financial instruments, commitments and contingent liabilities).

Real estate joint ventures (TELUS Garden and TELUS Sky)

Risks associated with our real estate joint ventures include possible construction-related cost overruns, financing risks, reputational risks and the uncertainty of future demand, especially during market downturns, and occupancy and rental rates for high-quality commercial office space in Vancouver and Calgary, as well as for residential rental units in Calgary. There can be no assurance that the real estate joint ventures will be completed on budget or on time or will obtain lease commitments as planned. Accordingly, we are exposed to the risk of loss on investment and loan amounts should a project’s business plan not be successfully realized, and risks to our reputation should the planned leadership in energy and environmental design (LEED) standard quality of a project not be realized.

Risk mitigation: We have established joint ventures with partners experienced in large commercial and residential real estate projects to develop TELUS Garden (Westbank) in Vancouver and TELUS Sky (Westbank and Allied REIT) in Calgary. The TELUS Garden residential condominium project was substantially pre-sold prior to the commencement of construction and additional deposits have been received as construction proceeded. At the end of 2015, lease commitments for the TELUS Garden commercial project represented 98% of leasable space and construction was completed. For projects in progress, budget-overrun risks have been mitigated with fixed-price supply contracts (69% of TELUS Sky and 83% of the TELUS Garden residential building have had tenders approved and contracts awarded), expert project management oversight and insurance for certain risks. Costs for the TELUS Garden commercial and residential projects and TELUS Sky are consistent with the approved budget plan. We are applying the knowledge and experience gained on the TELUS Garden project to streamline and improve the cost effectiveness of TELUS Sky.

10.7 Financing and debt requirements

Our business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in capital markets, regulatory requirements for an increase in bank capitalization, a reduction in lending activity in general, or a reduction in the number of Canadian chartered banks as a result of reduced activity or consolidation, could reduce the availability of capital or increase the cost of such capital for investment grade corporate issuers, such as TELUS. External capital market conditions could potentially affect our ability to make strategic investments and fund ongoing capital investment requirements.

Risk mitigation: We may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of our bank credit facility, use of securitized trade receivables, use of commercial paper and/or the issuance of debt or equity securities. We have a shelf prospectus available until December 2016, under which we can offer up to $250 million of debt or equity securities as of the date of this MD&A. We believe that our investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

To enable us to meet our financial objective of generally maintaining $1 billion of available liquidity, we have a $2.25 billion credit facility that expires on May 31, 2019 ($2.0 billion available at December 31, 2015), as well as availability under other bank credit facilities (see Section 7.6 Credit facilities). In addition, TELUS Communications Inc. (TCI) has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million, of which $400 million was available at December 31, 2015 (see Section 7.7 Sale of trade receivables).

Ability to refinance maturing debt

At December 31, 2015, our long-term debt was $11.8 billion with maturities in certain years from 2016 to 2046 (see the Long-term debt principal maturities chart in Section 4.3). We operate a commercial paper program (maximum of $1.4 billion) that permits access to currently low-cost funding. At December 31, 2015, we had $256 million of commercial paper outstanding, all of which was denominated in U.S. dollars. When we issue commercial paper, it must be refinanced on an ongoing basis to enable the cost savings to be realized relative to borrowing on the $2.25 billion credit facility. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: We completed a number of debt transactions in 2014 and 2015 (see Section 7.4) that extended the average term to maturity of our long-term debt (excluding commercial paper) to 11.1 years at December 31, 2015 (10.9 years at December 31, 2014). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Our commercial paper program is fully backstopped by our $2.25 billion credit facility.

A reduction in TELUS credit ratings could affect our cost of capital and access to capital

Our cost of capital could increase and access to capital could be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that we will maintain or improve current credit ratings.

Risk mitigation: We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. We have financial policies in place that are reviewed annually and established to help maintain our existing investment grade credit ratings. We seek to maintain debt credit ratings in the range of BBB+, or the equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target. A reduction in our ratings from the current BBB+ or equivalent to BBB could result in a modest increase in our funding cost but would not be expected to impact our ability to access the public debt markets. We also maintain a $2.25 billion credit facility to which we would continue to have access, even if our ratings were reduced to below BBB+.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or maintain multi-year dividend growth and share purchase programs

While anticipated free cash flow and sources of capital are expected to be sufficient to meet current requirements, our intention to return capital to shareholders could constrain our ability to invest in our operations for future growth. Funding of future spectrum licence purchases, funding of defined benefit pension plans and any increases in corporate income tax rates will reduce the after-tax cash flow otherwise available to return as capital to our shareholders. Should actual results differ from our expectations, there can be no assurance that we will not change our financing plans, including our intention to pay dividends according to our payout policy guideline, maintain our dividend growth program or complete our 2016 normal course issuer bid (NCIB) and/or renew the NCIB program thereafter.

Risk mitigation: Our Board of Directors reviews the dividend each quarter, based on a number of factors, including our financial situation and outlook. These reviews resulted in 10 semi-annual dividend increases from 2011 to 2015, with annual increases of more than 10%. In May 2013, we announced our intention to continue to target ongoing semi-annual dividend increases through 2016, with an annual increase of circa 10%. The increases are to be normally declared in May and November and are not necessarily indicative of dividend increases beyond 2016. Based on dividends announced as of February 11, 2016, and 594 million shares outstanding at December 31, 2015, dividend payments would total approximately $1.0 billion in 2016, before taking into account any Common Shares purchased and cancelled under our 2016 NCIB. Our multi-year share purchase program may be affected by any change in our intention to purchase shares, changes in the price of our Common Shares, or the assessment and determination of our Board of Directors from time to time in light of capital requirements or other considerations.

Financial instruments

Our financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Section 7.9.

10.8 Taxation matters

We are subject to the risk that income and commodity tax amounts, including tax expense, may be materially different than anticipated, and a general tendency by tax collection authorities to adopt more aggressive auditing practices could adversely affect our financial condition and operating results

We collect and pay significant amounts of commodity taxes, such as goods and services taxes, harmonized sales taxes, provincial sales taxes, sales and use taxes and value-added taxes, to various tax authorities. As our operations are complex and the related tax interpretations, regulations and legislation that pertain to our activities are subject to continual change and evolving interpretation, the final tax outcome of many transactions is uncertain. Moreover, the implementation of new legislation in itself has its own complexities, including those of execution where multiple systems are involved, and interpretation of new rules as they apply to specific transactions, products and services.

We have significant current and deferred income tax liabilities, income tax expenses and cash tax payments. Income tax amounts are based on our estimates, using accounting principles that recognize the benefit of income tax positions when it is more likely than not that the ultimate determination of the tax treatment of a position will result in the related benefit being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. We expect the income taxes computed at applicable statutory rates to range between 26.3% and 26.8% in 2016. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization of deferred income tax accounts is uncertain, as it is dependent on our future earnings and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by tax authorities. The amounts of cash tax payments and current and deferred income tax liabilities are also based upon our anticipated mix of revenues among the jurisdictions in which we operate, which is also subject to change.

The audit and review activities of tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected.

In order to provide comprehensive solutions to our customers operating in foreign jurisdictions, we have a presence in certain foreign jurisdictions, including the United States, United Kingdom, the Philippines, Guatemala, El Salvador, Barbados, Romania and Bulgaria, which increases our exposure to multiple forms of taxation.

Generally, each foreign jurisdiction has taxation peculiarities in the forms of taxation imposed (e.g. value-added tax, gross receipts tax, stamp and transfer tax, and income tax), legislation and tax treaties, where applicable, as well as currency and language differences. In addition, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Furthermore, there has been increased political, media and tax authority focus on international taxation, with a view to enhance tax transparency and to address perceived tax abuses. Accordingly, our foreign expansion activities have increased our exposure to tax risks, from both a financial and a reputational perspective.

Risk mitigation: We follow a comprehensive tax conduct and risk management policy that has been adopted by our Board of Directors. This policy outlines the principles underlying and guiding the roles of team members, their responsibilities and personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external taxation authorities and external advisors. This policy recognizes the requirement to comply with all relevant tax laws. The components necessary for control and mitigation of tax risk are outlined in the policy, as well as the delegation of authority to management on tax matters in accordance with Board and Audit Committee communication guidelines.

In giving effect to this policy, we maintain an internal Taxation department composed of professionals who stay current on domestic and foreign tax obligations, supplemented where appropriate with external advisors. This team reviews systems and process changes for compliance with applicable domestic and international taxation laws and regulations. They are also responsible for the specialized accounting required for income taxes.

Material transactions are reviewed by our Taxation department so that transactions of an unusual or non-recurring nature are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by our Taxation department as a check to initial exposure assessments. As a matter of regular practice, large and international transactions are reviewed by external tax advisors, while other third-party advisors may also be engaged to express their views as to the potential for tax liability. We continue to review and monitor our foreign expansion activities so we can take action to comply with any related regulatory, legal and tax obligations. In some cases, we also engage external advisors to review TELUS’ systems and processes for tax-related compliance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by our internal Taxation team.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given TELUS’ size, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against us. It is not currently possible for us to predict the outcome of such matters due to various factors, including: the preliminary nature of some claims; unproven damage theories and demands; incomplete factual records; the uncertain nature of legal theories and procedures and their resolution by the courts, at both the trial and the appellate levels; and the unpredictable nature of opposing parties and their demands. There can be no assurance that financial or operating results will not be negatively impacted by any of these factors.

Subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting the items disclosed herein and in Note 23(c) of the Consolidated financial statements.

Risk mitigation: We believe that we have in place reasonable policies and processes designed to enable compliance with legal and contractual obligations and reduce our exposure to and the effect on us of legal claims. We also maintain a team of legal professionals who advise and manage risks related to claims and possible claims. See other risk mitigation steps discussed below.

Class actions

We are defendants in a number of certified and uncertified class actions. Over the past decade or more, we have observed a willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. The number of class actions filed against us has varied from year to year, with claimants continually looking to expand the matters in respect of which they file class actions. The adoption by governments of increasingly stringent consumer protection legislation may increase the number of class actions by creating new causes of action, or may decrease the number of class actions by improving clarity in the area of consumer marketing and contracting. A successful class action lawsuit, by its nature, could result in a sizable damage award that could negatively affect a defendant’s financial or operating results.

Certified class actions

Certified class actions against us include:

•                  A 2004 class action brought in Saskatchewan against a number of past and present wireless service providers, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this decision have now been exhausted.

•                  A 2008 class action brought in Ontario that alleged breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. In November 2014, an Ontario class was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of the Consumer Protection Act and unjust enrichment claims; all appeals of this decision have now been exhausted.

•                  A 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services, contrary to the Quebec Consumer Protection Act and the Civil Code of Quebec. On June 13, 2013, the Superior Court of Quebec authorized this matter as a class action. This class action follows on a non-material 2008 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to charge for incoming SMS messages. On April 8, 2014, judgment was granted in part against TELUS in the 2008 class action. We had appealed that judgment, but have now settled both the 2008 and 2012 class actions. This settlement is subject to court approval.

•                  A 2005 class action brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient.

Uncertified class actions

Uncertified class actions against us include:

•                  A 2005 class action brought against us in Alberta alleging that we have engaged in deceptive trade practices in charging incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. This is a companion class action to the certified 2005 British Columbia claim referenced above.

•                  A 2008 class action brought in Saskatchewan against us and other telecommunications carriers alleging, among other matters, that we failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time but the Alberta Court of Queen’s Bench has declared that that class action expired as of 2009.

•                  A 2013 class action brought in B.C. against us, other telecommunications carriers and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects.

•                  A 2015 class action brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that electromagnetic field radiation causes adverse health effects, creates a nuisance and constitutes an abuse of right pursuant to Quebec laws.

•                  Class actions brought in 2014 against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations.

•                  A number of class actions against Canadian telecommunications carriers alleging various causes of action in connection with the collection of system access fees. (See Note 23(c) of the Consolidated financial statements.)

Assessment of class actions

We believe that we have good defences to each of these certified and uncertified class actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that reliable estimates of the exposure cannot be made for the majority of these class actions considering continued uncertainty relating to the causes of action that may ultimately be pursued by the plaintiffs and certified by the courts and the nature of the damages that will be sought by the plaintiffs.

Risk mitigation: We are vigorously defending each of the class actions brought against TELUS or pursuing settlements when deemed beneficial to us. This includes opposing certification of uncertified class actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that, if we were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. We regularly assess our business practices and actively monitor class action developments in Canada and the United States in order to identify and minimize the risk of further class actions against us.

Civil liability in the secondary market

Like other Canadian public companies, we are subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Such legislation has been adopted in most provinces and territories.

Risk mitigation: We monitor legal developments and annually re-evaluate our disclosure practices and procedures. In addition, we periodically consult external advisors to review our disclosure practices and procedures and the extent to which they are documented. We have a corporate disclosure policy that restricts the role of Company spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, and outlines the communication approach to issues, and our disclosure committee reviews and determines disclosure of material information.

Legal and ethical compliance

We rely on our employees, officers, Board of Directors, key suppliers and other business partners to demonstrate behaviour consistent with applicable legal and ethical standards in all jurisdictions within which we operate. Situations might occur where individuals intentionally or inadvertently do not adhere to our policies, applicable laws and regulations or contractual obligations. For instance, there could be cases where personal information of a TELUS customer or employee is collected, used or disclosed in a manner that is not fully compliant with legislation, contractual obligations or TELUS policies. In the case of TELUS Health, personal information includes sensitive health information of individuals who are our customers or healthcare providers’ end customers. In addition, there could be situations where compliance programs may not be fully adhered to or parties may have a different interpretation of the requirements of particular legislative provisions. These various situations may expose us to litigation and the possibility of damages, sanctions and fines, or of being disqualified from bidding on contracts, and may negatively affect our financial or operating results and reputation.

We continue to expand our activities into the United States and other countries. When operating in foreign jurisdictions, we are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the regulatory, legal and tax exposures that we face.

Risk mitigation: Although we cannot predict outcomes with certainty, we believe that we have reasonable policies, controls and processes in place, and sufficient levels of awareness for proper compliance, and that these programs are having a positive effect on reducing risks. We have a comprehensive code of ethics and conduct for our employees, including officers and directors, and mandatory annual integrity training for employees, officers and identified contractors, as well as a toll-free EthicsLine for anonymous reporting by anyone who has issues or complaints. In early 2012, we implemented our supplier code of conduct. In 2013, a specific anti-bribery and corruption policy was approved by the Board of Directors and communicated to team members. Training was rolled out to targeted team members to provide further clarity and guidance in the first quarter of 2014 and continued in 2015 with further targeted training planned for 2016. We have a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that the business has appropriate processes and controls in place to facilitate legal compliance and report on compliance to the Audit Committee. For example, as a proactive measure on privacy compliance, we require a privacy impact assessment to be carried out in the development stage for major projects involving the use of customer or team member personal information.

We have an established review process to ensure that regulatory, legal and tax requirements are considered when pursuing opportunities outside of Canada. We review on an ongoing basis our international structure, systems and processes to ensure that we mitigate regulatory, legal and tax risks, as our business activities expand outside Canada. Finally, we engage external counsel and advisors qualified in the relevant foreign jurisdictions to provide regulatory, legal and tax advice, as appropriate.

Defects in software and failures in data or transaction processing

We provide certain applications and managed services to our customers that involve the processing and/or storing of data, including sensitive personal medical records, and the transfer of funds. Software defects or failures in data or transaction processing could lead to substantial damage claims (including privacy and medical claims). For instance, a defect in a TELUS Health application could lead to personal injury or unauthorized access to personal information, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: We believe that we have in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability in most cases), as well as insurance coverage, to reduce our exposure to these types of legal claims. However, there can be no assurance that our processes will be followed by all team members at all times and that we have indemnities and limitations of liability covering all cases.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may encourage intellectual property rights holders to pursue infringement claims more aggressively.

Given the vast array of technologies and systems that we use to deliver products and services, and the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, we receive communications from time to time, ranging from solicitations to demands and legal actions from third parties claiming ownership rights over intellectual property used by us and asking for settlement payments or licensing fees for the continued use of such intellectual property. This includes notice of one claim that certain wireless products used on our networks infringe two third-party patents. The potential for liability and magnitude of potential loss associated with this potential claim, which has not yet been filed with the courts despite the passage of several years, cannot be readily determined at this time. Should this claim ultimately be determined against us, a material adjustment to our financial position and results of operations could result.

There can be no assurance that we will not be faced with other significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. We may incur significant costs in defending infringement claims, may suffer significant damages and could lose the right to use technologies that are essential to our operations should any infringement claim prove successful. As a developer of technology, TELUS Health depends on its ability to protect the proprietary aspects of its technology. The failure to do so adequately could materially affect our business. However, policing unauthorized use of our intellectual property may be difficult and costly.

Risk mitigation: We incorporate many technologies into our products and services. However, except for TELUS Health, we are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is our practice to seek and obtain contractual protections consistent with industry practices to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health to protect its intellectual property rights vigorously through litigation and other means.

10.10 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from team member illness or injury can negatively affect organizational productivity and employee benefit costs.

Risk mitigation: To minimize absenteeism in the workplace, we support a holistic and proactive approach to team member health by providing reasonable wellness, disability, ergonomic and employee assistance programs. Our wellness strategy includes support and training for managers, workplace team support programs and access to short-term and long-term counselling for individual team members. To promote safe work practices, we have training and orientation programs for team members, contractors and suppliers who access our facilities. There can be no assurance that these health, wellness and safety programs and practices will be effective in all situations.

Concerns related to radio frequency emissions from mobile phones and wireless towers

TELUS understands there are public concerns over potential health effects associated with low levels of non-ionizing radio frequency (RF) emissions from mobile phones and cell towers. We look to recognized experts, peer-reviewed findings and government agencies to provide guidance on any such potential risks. While a small number of epidemiological studies have indicated that exposure to RF fields might be linked to certain cancers, other studies have not supported this association. Furthermore, animal cancer and laboratory studies have found no evidence that RF fields are carcinogenic to laboratory rodents or cause damage to DNA.

In May 2011, the International Agency for Research on Cancer (IARC) noted that a positive association has been observed between long-term, heavy use of mobile phones and certain brain cancers for which a causal interpretation is considered credible, but that chance or bias could not be ruled out with reasonable confidence. The IARC classified RF electromagnetic fields from wireless phones as possibly carcinogenic to humans — a classification that includes 288 items, such as chloroform, coffee and nickel. The IARC also called for additional research into long-term, heavy use of mobile phones.

In October 2011, Health Canada updated its Safety of Cell Phones and Cell Phone Towers advisory, noting that the link between exposure to RF emissions and cancer risk is far from conclusive and more research is needed. The IARC and Health Canada have advised mobile phone users that they can take practical measures to reduce their exposure to RF emissions, such as limiting the length of cell phone calls, using hands-free devices and replacing cell phone calls with text messages. In addition, Health Canada encourages parents to take these same measures in order to reduce their children’s exposure to RF emissions, since children are typically more sensitive to a variety of environmental agents.

There can be no assurance that future studies, government regulations or public concerns about the health effects of RF emissions will not have an adverse effect on our business and prospects. For example, public concerns or government action could reduce subscriber growth and usage, and costs could increase as a result of modifying handsets, relocating wireless towers and addressing any incremental legal requirements and product liability lawsuits that might arise or have arisen. See Class actions in Section 10.9 Litigation and legal matters.

Risk mitigation: Canada’s federal government is responsible for establishing safe limits for signal levels of radio devices. We are confident that the handsets and devices we sell, and our wireless towers and other associated devices, comply, in all material respects, with all applicable Canadian and U.S. government safety standards. We continue to monitor new published studies, government regulations and public concerns about the health impacts of RF exposure.

Concerns related to the environment

A detailed report of our environmental risk mitigation activities can be found in our annual sustainability report at sustainability.telus.com. Environmental issues affecting our business include:

Climate change

Rising greenhouse gas emissions and failure of climate change adaptation are identified as two of the largest risks in terms of likelihood and impact, according to the World Economic Forum 2015 report on global risks. These risks could affect our business operations, for example through disruption of our operations and damage to our infrastructure caused by events such as those described in Section 10.11 Human-caused and natural threats.

Electronic waste (e-waste) and waste recycling; water consumption

We have a responsibility to help ensure that the materials and electronic equipment we use or sell are handled appropriately during their life cycle. Waste and e-waste may be sent to landfills or disposed of improperly, which can have health and environmental impacts. We also have a responsibility to manage our water use.

Fuel systems

We own or lease a large number of properties. We have fuel systems for backup power generation at some of these properties that enable us to provide reliable service, but they also pose an environmental risk. Because spills or releases from these systems are infrequent, a significant portion of this risk is associated with sites contaminated by our historic practices or by previous owners.

Risk mitigation: Our climate change strategy includes a mitigation component focusing on absolute energy use and carbon dioxide emission (CO2e) equivalent reduction; an adaptation component focusing on business continuity planning and readiness for the potential effects of a changing climate on our operations (see Section 10.11 Human-caused and natural threats); and an innovation component to help customers realize their climate change targets through technological product and service solutions. Our target is a 25% reduction in CO2e emissions over 2010 levels by 2020 and a 10% reduction in energy use over the same period. We are working to achieve these targets through a comprehensive energy management program focused on real estate transformation and consolidation (including LEED standards certification), as well as network efficiency and technology upgrades, such as turndown of legacy equipment and improvements in the efficiency of power and cooling systems. Additionally, making greater use of video-conferencing and teleconferencing solutions in lieu of travel, decreasing the size and improving the efficiency of our fleet, and educating our team members help us reach our goals. We have also implemented several renewable energy (solar) solutions at various network facilities and at our new TELUS Garden office tower in Vancouver.

We have an e-waste management program that specifies approved recycling channels for both our external and internal electronic products. We regularly examine our waste streams to identify new ways of reducing our impact on the environment through the diversion of waste from landfills. In 2015, we set new corporate waste diversion targets, focused on significantly reducing our landfilled waste over the next five years.

In 2015, we finalized a water stewardship plan and continued to implement water reduction programs at our top water-consuming buildings, including the installation of additional metering to enhance data capture for analysis and strategy development. We continue to raise awareness and provide education for behaviour-oriented conservation initiatives.

Fuel system risk is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. All of our remote sites, which rely on diesel generators for 24/7 power, have now been fully upgraded with industry-leading spill containment. We are also leveraging our wireless network and using M2M technology to remotely monitor these sites. We have an ongoing program to assess and remediate contamination issues relating to historical activities and we disclose and report on these issues to regulatory bodies, as appropriate.

10.11 Human-caused and natural threats

Natural disasters and intentional threats to our infrastructure and business operations

We are a key provider of essential telecommunications infrastructure in Canada, and we have business operations located in North America, Central America, Asia and Europe. Our networks, information technology, physical assets, team members, business functions, supply chain and business results may be materially impacted by exogenous threats, including:

•                  Fire, flooding, power loss and telecommunications failures

•                  Natural disasters, including seismic events, weather-related events and solar storms

•                  Intentional threats, such as sabotage, terrorism, labour disputes, and political and civil unrest

•                  Disruptions of critical infrastructure (e.g. electrical utilities)

•                  Cyber attacks and physical intrusions

•                  Public health threats, such as pandemics.

We recognize that global climate change may increase the risk associated with some of these threats, including the frequency and severity of weather-related events.

Although we have business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not disrupt our operations or materially affect our financial results.

Risk mitigation: Our business continuity commitment focuses on the following priorities: ensuring the safety of our team members, minimizing the impacts of a threat to our facilities and business operations, maintaining service to our customers and keeping our communities connected. These priorities have been demonstrated in a number of disruptive events.

Our commitment is supported by an enterprise-wide business continuity program that includes plans to develop, maintain and improve our business continuity capabilities. The program encompasses mitigation, preparedness, response and recovery. It also leverages the resiliency afforded by our national and international geographic diversity and by ongoing initiatives to add to the redundancy of our operations, IT network and telecom infrastructure.

We take an impact-based approach to continuity planning, focusing on the impacts of a disruption to our facilities, workforce, technology and supply chain. Our business continuity management system aligns with current standards and industry practices, and encompasses an Emergency Operations Centre, participation by all business units in our Canadian and international operations, and trained and exercised response and recovery teams.

The ongoing optimization of our disaster recovery capability for our IT and telecommunications network assets is a key and continued focus for preventing outages and reducing their durations for our critical technology, as well as for driving closer alignment of IT and network recovery capability with business demands. While disaster recovery is a focus for TELUS, not all of our systems have recovery and continuity capabilities.

Security

We have a number of assets that are subject to vandalism and/or theft, including distributive copper cable, corporate stores, and network and telephone switch centres. We also operate IT systems and networks that are subject to cyber attacks, which are intentional attempts to gain unauthorized access to our information systems and networks for unlawful or improper purposes. Cyber attacks or other breaches of network or IT systems security may cause disruptions to our operations.

Cyber attackers may use a range of techniques, from manipulating people to using sophisticated malicious software and hardware on a single or distributed basis. Some cyber attacks use a combination of techniques in their attempt to evade safeguards, such as the firewalls, intrusion prevention systems and antivirus software found in our systems and networks. The risk and consequences of cyber attacks can surpass traditional physical security risk due to the rapidly evolving scope and sophistication of these threats.

A successful attack on our systems, networks and infrastructure, or those belonging to our suppliers or other companies, may prevent us from providing reliable service, may allow for the unauthorized interception, destruction, use or dissemination of our information or our customers’ information, and may prevent us from operating our networks. Such events could cause us to lose customers, lose revenue, incur expenses, and suffer reputational and goodwill damages, and could subject us to litigation or governmental investigation and sanction. The costs of such events could include liability for information loss, as well as the costs of repairs to infrastructure and systems and any incentives offered to customers and business partners to retain their business. Our insurance may not cover, or be adequate to fully reimburse us for, these costs and losses.

Risk mitigation: We have implemented measures and processes that mitigate the risk of physical and cyber attacks. We have policies, controls and monitoring systems that protect our assets and our team members, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. We also use cyber threat intelligence, testing, intrusion prevention/detection and incident response capabilities to help identify possible cyber threats, and we adjust our security measures accordingly. As an additional level of risk management, we have a security team that centralizes responsibility for physical and cyber security and works with law enforcement and other agencies. This security team encourages legislative changes to address the ongoing threat of cyber attacks. While TELUS has reasonable physical security and cyber security programs in place, there can be no assurance that specific security threats will not materially affect our operations and financial results.

10.12 Economic growth and fluctuations

Slow or uneven economic growth and low oil prices may adversely affect us

We estimate economic growth in Canada will be approximately 1.7% in 2016 (see Section 1.2), but the relative strength and persistence of this growth may be influenced by economic developments outside of Canada. In addition, macroeconomic risks in Canada include concerns about low oil prices and high levels of consumer and mortgage debt, which may cause consumers to reduce discretionary spending, even in a growing economy.

Economic uncertainty may cause consumers and business customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives from competitors. Further weakness in the extractive energy sector skews the balance of risk of an economic downturn towards Western Canada, including lower levels of investment and employment. This may be partially mitigated by declining costs in non-extractive industries, such as manufacturing. A prolonged economic downturn or recession in Western Canada could adversely impact our customer growth, revenue, profitability and free cash flow, and could potentially require us to record impairments to the carrying value of our assets, including, but not limited to, our intangible assets with indefinite lives (spectrum licences and goodwill). Impairments to the carrying value of our assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

In 2015, lower oil prices contributed to the weakening of the Canadian dollar relative to the U.S. dollar. Persistently lower oil prices, as well as certain U.S. monetary policy changes, may put further downward pressure on the Canadian dollar relative to the U.S. dollar in 2016. Certain of our revenues, capital asset acquisitions and operating costs, including inventory purchases, are denominated in U.S. dollars. Therefore, a continuing weakness in the Canadian dollar to U.S. dollar exchange rate may negatively impact our financial and operating results. Additionally, certain capital asset acquisitions and inventory purchases from outside Canada, although priced in Canadian dollars, may be negatively impacted by a continuing weakness in the Canadian dollar to U.S. dollar exchange rate.

Risk mitigation: While economic risks cannot be completely mitigated, our top priority is putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people. We will also support customers negatively affected by lower oil prices through cost-effective solutions that help them realize efficiencies in their operations, and we will continue to pursue cost reduction and efficiency initiatives in our own business (see discussions in Section 2.2 Strategic imperatives and Section 3 Corporate priorities for 2016 and Progress on 2015 corporate priorities). See Section 4.3 Liquidity and capital resources for our capital structure financial policies and plans. Our foreign currency exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions, commitments and commercial paper.

Pension funding

Economic and capital market fluctuations could adversely affect the investment performance, funding and expense associated with the defined benefit pension plans that we sponsor. Our pension funding obligations are based on certain actuarial assumptions relating to expected plan asset returns, salary escalation, retirement ages, life expectancy, the performance of the financial markets and future interest rates.

The employee defined benefit pension plans, in aggregate, were in a $53 million deficit position at December 31, 2015 (2014 — $598 million deficit position). Our solvency position, as determined under the Pension Benefits Standards Act, 1985, was estimated to be a surplus of $429 million (2014 — an updated estimate to be a deficit of $69 million). There can be no assurance that our pension expense and funding of our defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may arise if total pension liabilities exceed the total value of the respective plan assets in trust funds. Unfunded differences may arise from lower than expected investment returns, changes to mortality and other assumptions, reductions in the discount rate used to value pension liabilities, changes to statutory funding requirements and actuarial losses. While employee defined benefit pension plan re-measurements will cause fluctuations in other comprehensive income, these re-measurements will never be subsequently reclassified to income.

Risk mitigation: We seek to mitigate this risk through the application of policies and procedures designed to control investment risk and through ongoing monitoring of our funding position. Our best estimate of cash contributions to our defined benefit pension plans is $57 million in 2016 ($94 million in 2015).

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted basic earnings per share: This measure is used to evaluate performance at a consolidated level and excludes items that may distort the underlying trends in business performance. This measure should not be considered an alternative to Basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obfuscate the underlying trends in business performance include significant gains or losses on real estate redevelopment partnerships, restructuring and other costs, long-term debt prepayment premiums, income-tax related adjustments and asset retirements related to restructuring activities (see Section 1.3).

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences and non-monetary transactions) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the Consolidated financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis.

Calculation of Dividend payout ratio

Years ended December 31 ($)	2015	2014
Numerator — sum of the last four quarterly dividends declared per Common Share [1]	1.68	1.52
Denominator — Net income per Common Share	2.29	2.32
Ratio (%)	73	66

(1)         For the year ended December 31, 2015, the numerator period has been aligned with the denominator period; the comparative amounts have been restated.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 7.5 for additional details on our ratio as at December 31, 2015).

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2015	2014
Numerator — sum of the last four quarterly dividends declared per Common Share [1]	1.68	1.52
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,382	1,425
Add back long-term debt prepayment premium after income taxes	—	10
Add back net unfavourable (deduct net favourable) income tax-related adjustments	1	(6)
	1,383	1,429
Denominator — Adjusted net earnings per Common Share	2.29	2.33
Adjusted ratio (%)	73	66

(1)         For the year ended December 31, 2015, the numerator period has been aligned with the denominator period; the comparative amounts have been restated.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2015	2014
Net income attributable to Common Shares	1,382	1,425
Income taxes	524	501
Borrowing costs (Interest on Long-term debt plus Interest on Short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest)	503	451
Numerator	2,409	2,377
Denominator — Borrowing costs	503	451
Ratio (times)	4.8	5.3

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireless and wireline segments, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, gains net of equity losses were $NIL in 2015 and 2014.

EBITDA reconciliation

Years ended December 31 ($ millions)	2015	2014
Net income	1,382	1,425
Financing costs	447	456
Income taxes	524	501
Depreciation	1,475	1,423
Amortization of intangible assets	434	411
EBITDA	4,262	4,216

EBITDA — excluding restructuring and other costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage.

Calculation of EBITDA — excluding restructuring and other costs

Years ended December 31 ($ millions)	2015	2014
EBITDA	4,262	4,216
Restructuring and other costs included in EBITDA	226	75
EBITDA — excluding restructuring and other costs	4,488	4,291

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities (see Section 7.6).

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Years ended December 31 ($ millions)	2015	2014
EBITDA	4,262	4,216
Restructuring costs net of disbursements	97	1
Items from the Consolidated statements of cash flows:
Share-based compensation expense, net of payments	(38)	74
Net employee defined benefit plans expense	118	87
Employer contributions to employee defined benefit plans	(94)	(88)
Interest paid	(458)	(412)
Interest received	24	2
Capital expenditures (excluding spectrum licences)	(2,577)	(2,359)
Free cash flow before income taxes	1,334	1,521
Income taxes paid, net of refunds	(256)	(464)
Free cash flow	1,078	1,057

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Years ended December 31 ($ millions)	2015	2014
Free cash flow	1,078	1,057
Add (deduct):
Capital expenditures (excluding spectrum licences)	2,577	2,359
Adjustments to reconcile to Cash provided by operating activities	(113)	(9)
Cash provided by operating activities	3,542	3,407

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at December 31 ($ millions)	2015	2014
Long-term debt including current maturities	12,038	9,310
Debt issuance costs netted against long-term debt	52	43
Derivative assets, net	(14)	—
Cash and temporary investments	(223)	(60)
Short-term borrowings	100	100
Net debt	11,953	9,393

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. This measure is similar to the leverage ratio covenant in our credit facilities (see Section 7.6).

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2015 and 2014. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $465 million in 2015 and $453 million in 2014.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs (see Investing in internal capabilities to build a high-performance culture and efficient operation in Section 2.2).

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS, Koodo or Public Mobile brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Retention volume represents the number of subscriber units retained in the period through marketing and promotional efforts that result in client upgrades or contract renewals.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine (M2M) devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.